Key metrics
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	424	647	244	(34)	74	1,765	1,143	54
Basic earnings per share (CHF)	0.17	0.25	0.10	(32)	70	0.68	0.48	42
Diluted earnings per share (CHF)	0.16	0.25	0.09	(36)	78	0.67	0.47	43
Return on equity attributable to shareholders (%)	4.0	6.1	2.2	–	–	5.6	3.6	–
Effective tax rate (%)	38.9	37.8	38.3	–	–	36.8	30.7	–
Core Results (CHF million, except where indicated)
Net revenues	5,042	5,771	5,227	(13)	(4)	16,652	16,446	1
Provision for credit losses	62	74	40	(16)	55	184	138	33
Total operating expenses	4,002	4,277	4,209	(6)	(5)	12,607	12,976	(3)
Income before taxes	978	1,420	978	(31)	0	3,861	3,332	16
Cost/income ratio (%)	79.4	74.1	80.5	–	–	75.7	78.9	–
Assets under management and net new assets (CHF billion)
Assets under management	1,405.3	1,398.4	1,344.8	0.5	4.5	1,405.3	1,344.8	4.5
Net new assets	16.6	15.4	(1.8)	7.8	–	57.1	34.7	64.6
Balance sheet statistics (CHF million)
Total assets	768,544	798,158	788,690	(4)	(3)	768,544	788,690	(3)
Net loans	284,511	287,660	275,853	(1)	3	284,511	275,853	3
Total shareholders' equity	42,734	43,470	43,858	(2)	(3)	42,734	43,858	(3)
Tangible shareholders' equity	37,784	38,461	38,924	(2)	(3)	37,784	38,924	(3)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.9	12.8	14.0	–	–	12.9	14.0	–
Look-through CET1 ratio (%)	12.9	12.8	13.2	–	–	12.9	13.2	–
Look-through CET1 leverage ratio (%)	4.0	3.9	3.8	–	–	4.0	3.8	–
Look-through tier 1 leverage ratio (%)	5.1	5.2	5.2	–	–	5.1	5.2	–
Share information
Shares outstanding (million)	2,552.4	2,550.0	2,555.1	0	0	2,552.4	2,555.1	0
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(3.6)	(6.0)	(0.9)	(40)	300	(3.6)	(0.9)	300
Book value per share (CHF)	16.74	17.05	17.17	(2)	(3)	16.74	17.17	(3)
Tangible book value per share (CHF)	14.80	15.08	15.23	(2)	(3)	14.80	15.23	(3)
Market capitalization (CHF million)	37,701	38,212	39,184	(1)	(4)	37,701	39,184	(4)
Number of employees (full-time equivalents)
Number of employees	45,560	45,430	46,720	0	(2)	45,560	46,720	(2)
See relevant tables for additional information on these metrics.

Financial Report 3Q18

Financial Report 3Q18
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 45,560 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
Global economic growth was broadly stable in 3Q18. Global equity markets ended the quarter higher, with European bank stocks underperforming, and volatility was lower compared to the previous quarter. Major government bond yields were generally higher, and the US dollar had a mixed performance against major currencies. Commodities ended the quarter slightly higher.
Economic environment
Global economic growth was broadly stable in 3Q18, and remained at a healthy level, and US growth continued to outperform the rest of the world. Activity slowed in China, compelling the authorities to launch further policy stimulus actions. In Europe, business surveys indicated growth has stabilized. Tighter financial conditions, weaker currencies and local difficulties weighed on growth in a number of emerging economies. The US and China meaningfully increased the value of bilateral trade products that would face tariffs. Inflationary pressures in developed markets continued to increase gradually.
The US Federal Reserve (Fed) raised interest rates 25 basis points at its September meeting. The European Central Bank (ECB) maintained its forward guidance to end asset purchases in December and leave policy rates unchanged at least through the summer of 2019. The Swiss National Bank (SNB) kept policy rates unchanged, while expressing concern about further Swiss franc appreciation. The Bank of England (BoE) raised interest rates by 25 basis points in August. Central banks in a growing number of emerging economies raised rates as currency weakness put upward pressure on inflation.
Global equity prices increased in 3Q18 and ended more than 5% higher compared to 2Q18. Performance was strongly divergent among regions, with US stocks leading, supported by strong earnings reporting, while Europe and emerging markets lagged (refer to the charts under "Equity markets"). Healthcare and information technology were the strongest sectors despite the recent trade tariff escalation and sell-off in emerging market information technology shares. In contrast, materials, energy and utilities stocks underperformed. The Chicago Board Options Exchange Market Volatility Index (VIX) was lower compared to 2Q18 levels (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index was stable in 3Q18.
In fixed income, prices were impacted by the market reassessing political uncertainties in Europe and trade tariff escalations between the USA and China. In US dollar rates, the US Treasury yield curve increased but remained flat. In euro rates, the yield curve also increased across all maturities. Developed markets corporate bond total returns were positive, with spreads continuing to tighten over the quarter. Global developed markets high yield bonds also continued to be resilient. Both emerging market hard-currency and local-currency sovereign bond spreads also began to recover after a correction in August. Refer to the charts under “Yield curves” and “Credit spreads” for further information.

The US dollar demonstrated a mixed performance in 3Q18 after gaining against all major currencies in the previous quarter. The euro weakened slightly against the US dollar as the recovering economic momentum was offset by political uncertainty. The Swiss franc benefited from political uncertainty in the Eurozone and also from global trade tensions. The British pound weakened somewhat against the US dollar, and the interest rate increase from the BoE was not enough to counter the uncertainties regarding the expected withdrawal of the UK from the European Union. Most emerging market currencies weakened against the US dollar in 3Q18, with the Argentine peso and Turkish lira depreciating markedly, while the Mexican peso gained against the US dollar.
Following a good performance in the first two quarters of the year, the Credit Suisse Commodities Benchmark rose more than 1% in 3Q18. Energy markets continued to outperform amid tightening physical oil markets and expected Iran sanctions. Industrial metals were the weakest segment as trade disputes and slowing Chinese activity weighed on prices. Precious metals were also lower, while ample stocks and prospects for good autumn harvests pushed agriculture prices down.

Market volumes (growth in %)
	Global			Europe
end of 3Q18	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(19)	3		(25)	1
Announced mergers and acquisitions [2]	(31)	(4)		(51)	(14)
Completed mergers and acquisitions [2]	(31)	(23)		(31)	(8)
Equity underwriting [2]	(23)	(10)		(40)	(41)
Debt underwriting [2]	(13)	(23)		(20)	6
Syndicated lending – investment grade [2]	(45)	30	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 9M18 vs 9M17.
Sector environment
Global bank stocks underperformed global stocks by 3.4% in 3Q18. Following a weak performance in the first half of 2018, European bank stocks declined further and ended 3Q18 2.7% lower compared to 2Q18. As of the end of 3Q18, world bank stocks declined 3.8% and European bank stocks declined 11.4% year to date.
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment, including rising equity markets. Against these supportive market trends, challenges were presented through political instability, worry over the threat from greater protectionism among the largest trade partners and the uncertainty over the impact from central banks' withdrawal from a policy of quantitative easing. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes decreased globally and in Europe compared to 2Q18 but increased compared to 3Q17. Announced mergers and acquisitions (M&A) and completed M&A decreased globally and in Europe compared to 2Q18 and 3Q17. Global and European equity underwriting volumes were also lower compared to 2Q18 and 3Q17. Global debt underwriting volumes were lower compared to 2Q18 and 3Q17. European debt underwriting was lower compared to 2Q18. Compared to 3Q17, European debt underwriting increased. Compared to 2Q18, investment grade syndicated lending decreased. Compared to the first nine months of 2017, investment grade syndicated lending increased. Compared to 2Q18, total US fixed income trading volumes were lower, mainly driven by a decrease in treasury volumes and lower mortgage-backed volumes. Compared to 3Q17, US fixed income trading volumes were stable.

Credit Suisse
In 3Q18, we recorded net income attributable to shareholders of CHF 424 million. Diluted earnings per share were CHF 0.16 and return on equity and return on tangible equity attributable to shareholders were 4.0% and 4.5%, respectively. As of the end of 3Q18, our BIS CET1 ratio was 12.9% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net interest income	1,419	1,593	1,622	(11)	(13)	4,597	4,992	(8)
Commissions and fees	2,821	3,159	2,762	(11)	2	9,026	8,713	4
Trading revenues	383	528	320	(27)	20	1,489	1,131	32
Other revenues	265	315	268	(16)	(1)	1,007	875	15
Net revenues	4,888	5,595	4,972	(13)	(2)	16,119	15,711	3
Provision for credit losses	65	73	32	(11)	103	186	167	11
Compensation and benefits	2,394	2,547	2,499	(6)	(4)	7,479	7,799	(4)
General and administrative expenses	1,301	1,420	1,582	(8)	(18)	4,229	4,710	(10)
Commission expenses	286	328	347	(13)	(18)	958	1,065	(10)
Restructuring expenses	171	175	112	(2)	53	490	318	54
Total other operating expenses	1,758	1,923	2,041	(9)	(14)	5,677	6,093	(7)
Total operating expenses	4,152	4,470	4,540	(7)	(9)	13,156	13,892	(5)
Income before taxes	671	1,052	400	(36)	68	2,777	1,652	68
Income tax expense	261	398	153	(34)	71	1,021	507	101
Net income	410	654	247	(37)	66	1,756	1,145	53
Net income/(loss) attributable to noncontrolling interests	(14)	7	3	–	–	(9)	2	–
Net income attributable to shareholders	424	647	244	(34)	74	1,765	1,143	54
Statement of operations metrics (%)
Return on regulatory capital	6.0	9.1	3.5	–	–	8.1	4.8	–
Cost/income ratio	84.9	79.9	91.3	–	–	81.6	88.4	–
Effective tax rate	38.9	37.8	38.3	–	–	36.8	30.7	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.17	0.25	0.10	(32)	70	0.68	0.48	42
Diluted earnings/(loss) per share	0.16	0.25	0.09	(36)	78	0.67	0.47	43
Return on equity (%, annualized)
Return on equity attributable to shareholders	4.0	6.1	2.2	–	–	5.6	3.6	–
Return on tangible equity attributable to shareholders [1]	4.5	6.9	2.5	–	–	6.3	4.1	–
Balance sheet statistics (CHF million)
Total assets	768,544	798,158	788,690	(4)	(3)	768,544	788,690	(3)
Risk-weighted assets [2]	276,607	277,125	265,012	0	4	276,607	265,012	4
Leverage exposure [2]	884,952	920,002	908,967	(4)	(3)	884,952	908,967	(3)
Number of employees (full-time equivalents)
Number of employees	45,560	45,430	46,720	0	(2)	45,560	46,720	(2)
1
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results summary
In 3Q18, Credit Suisse reported net income attributable to shareholders of CHF 424 million compared to CHF 647 million in 2Q18 and CHF 244 million in 3Q17.
Net revenues of CHF 4,888 million decreased 13% compared to 2Q18, primarily reflecting lower net revenues in Global Markets, Investment Banking & Capital Markets and Asia Pacific. The decrease in Global Markets reflected less favorable operating conditions and a seasonal decline in client activity. The decrease in Investment Banking & Capital Markets was driven by lower net revenues reflecting a seasonal slowdown and lower client activity. The decrease in Asia Pacific was primarily driven by lower revenues in its Markets business, mainly reflecting lower fixed income sales and trading revenues.
Net revenues decreased 2% compared to 3Q17, primarily reflecting lower net revenues in Global Markets and Asia Pacific, partially offset by lower negative net revenues in the Strategic Resolution Unit and higher revenues in Investment Banking & Capital Markets. The decrease in Global Markets reflected lower client activity across most fixed income and equity products and the impact of rationalizing its macro and emerging markets businesses, partially offset by continued momentum in its equity derivatives business. The decrease in Asia Pacific was primarily driven by lower revenues in its Markets business across all revenue categories. The improvement in the Strategic Resolution Unit was primarily driven by lower exit costs and lower overall funding costs. The increase in Investment Banking & Capital Markets was driven by higher revenues from advisory and other fees and equity underwriting, partially offset by lower revenues from debt underwriting.
Provision for credit losses in 3Q18 was CHF 65 million, primarily related to net provisions of CHF 31 million in Swiss Universal Bank, CHF 15 million in International Wealth Management and CHF 10 million in Asia Pacific.
Total operating expenses of CHF 4,152 million decreased 7% compared to 2Q18, primarily reflecting a 6% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation expenses and lower social security expenses, and an 8% decrease in general and administrative expenses, mainly relating to lower non-income taxes and lower professional services fees.
Total operating expenses decreased 9% compared to 3Q17, primarily reflecting an 18% decrease in general and administrative expenses, mainly relating to lower professional services fees, and a 4% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation expenses, partially offset by a 53% increase in restructuring expenses mainly in Global Markets, Swiss Universal Bank and International Wealth Management.
In 3Q18, we incurred CHF 171 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 59 million were compensation and benefits-related expenses.
Income tax expense of CHF 261 million recorded in 3Q18 mainly reflected the impact of the ongoing re-assessment of the estimated annual effective tax rate. Overall, net deferred tax assets decreased CHF 77 million to CHF 4,547 million during 3Q18, mainly driven by a foreign exchange impact. Deferred tax assets on net operating losses increased CHF 11 million to CHF 1,809 million during 3Q18. The Credit Suisse effective tax rate was 38.9% in 3Q18 compared to 37.8% in 2Q18.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q18 (CHF million, except where indicated)
Net revenues	1,341	1,265	811	1,043	530	52	5,042	(154)	4,888
Provision for credit losses	31	15	10	3	3	0	62	3	65
Compensation and benefits	463	544	372	566	325	63	2,333	61	2,394
Total other operating expenses	336	328	253	570	132	50	1,669	89	1,758
of which general and administrative expenses	258	242	188	397	112	46	1,243	58	1,301
of which restructuring expenses	25	28	9	64	17	0	143	28	171
Total operating expenses	799	872	625	1,136	457	113	4,002	150	4,152
Income/(loss) before taxes	511	378	176	(96)	70	(61)	978	(307)	671
Return on regulatory capital (%)	16.2	27.1	12.5	(3.0)	8.9	–	9.0	–	6.0
Cost/income ratio (%)	59.6	68.9	77.1	108.9	86.2	–	79.4	–	84.9
Total assets	220,263	90,426	100,056	215,246	16,116	103,379	745,486	23,058	768,544
Goodwill	609	1,540	1,495	459	633	0	4,736	0	4,736
Risk-weighted assets [1]	74,422	39,389	34,001	57,338	22,448	29,712	257,310	19,297	276,607
Leverage exposure [1]	252,395	97,262	107,513	249,240	41,089	104,593	852,092	32,860	884,952
2Q18 (CHF million, except where indicated)
Net revenues	1,419	1,344	914	1,426	644	24	5,771	(176)	5,595
Provision for credit losses	35	5	7	12	15	0	74	(1)	73
Compensation and benefits	485	565	390	595	367	74	2,476	71	2,547
Total other operating expenses	346	341	300	671	152	(9)	1,801	122	1,923
of which general and administrative expenses	259	253	227	484	120	(30)	1,313	107	1,420
of which restructuring expenses	27	28	20	56	31	0	162	13	175
Total operating expenses	831	906	690	1,266	519	65	4,277	193	4,470
Income/(loss) before taxes	553	433	217	148	110	(41)	1,420	(368)	1,052
Return on regulatory capital (%)	17.7	31.8	14.8	4.2	13.9	–	12.8	–	9.1
Cost/income ratio (%)	58.6	67.4	75.5	88.8	80.6	–	74.1	–	79.9
Total assets	220,030	92,622	109,336	228,941	18,546	101,244	770,719	27,439	798,158
Goodwill	615	1,563	1,513	465	641	0	4,797	0	4,797
Risk-weighted assets [1]	72,700	38,791	33,577	58,918	22,520	30,171	256,677	20,448	277,125
Leverage exposure [1]	252,173	99,109	117,721	266,020	43,441	102,846	881,310	38,692	920,002
3Q17 (CHF million, except where indicated)
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Compensation and benefits	493	559	397	568	293	104	2,414	85	2,499
Total other operating expenses	386	345	270	617	117	60	1,795	246	2,041
of which general and administrative expenses	309	269	195	451	99	43	1,366	216	1,582
of which restructuring expenses	13	16	10	27	16	9	91	21	112
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Return on regulatory capital (%)	13.2	26.9	16.8	2.0	5.2	–	9.3	–	3.5
Cost/income ratio (%)	66.6	71.6	74.9	93.9	89.7	–	80.5	–	91.3
Total assets	228,647	88,692	95,919	239,910	20,477	65,636	739,281	49,409	788,690
Goodwill	606	1,540	1,485	456	628	0	4,715	0	4,715
Risk-weighted assets [1]	64,519	37,217	31,237	55,993	19,486	20,718	229,170	35,842	265,012
Leverage exposure [1]	256,207	93,455	106,128	281,531	42,794	63,467	843,582	65,385	908,967
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M18 (CHF million, except where indicated)
Net revenues	4,191	4,012	2,716	4,015	1,702	16	16,652	(533)	16,119
Provision for credit losses	100	19	27	19	19	0	184	2	186
Compensation and benefits	1,435	1,696	1,173	1,778	1,008	192	7,282	197	7,479
Total other operating expenses	1,029	1,002	889	1,871	436	98	5,325	352	5,677
of which general and administrative expenses	775	749	674	1,334	353	53	3,938	291	4,229
of which restructuring expenses	80	82	35	162	78	1	438	52	490
Total operating expenses	2,464	2,698	2,062	3,649	1,444	290	12,607	549	13,156
Income/(loss) before taxes	1,627	1,295	627	347	239	(274)	3,861	(1,084)	2,777
Return on regulatory capital (%)	17.2	31.4	15.0	3.5	10.4	–	11.8	–	8.1
Cost/income ratio (%)	58.8	67.2	75.9	90.9	84.8	–	75.7	–	81.6
9M17 (CHF million, except where indicated)
Net revenues	4,078	3,747	2,619	4,388	1,574	40	16,446	(735)	15,711
Provision for credit losses	60	13	8	23	31	3	138	29	167
Compensation and benefits	1,473	1,703	1,208	1,887	944	317	7,532	267	7,799
Total other operating expenses	1,213	1,020	850	1,833	337	191	5,444	649	6,093
of which general and administrative expenses	930	784	614	1,349	304	142	4,123	587	4,710
of which restructuring expenses	61	59	40	79	28	12	279	39	318
Total operating expenses	2,686	2,723	2,058	3,720	1,281	508	12,976	916	13,892
Income/(loss) before taxes	1,332	1,011	553	645	262	(471)	3,332	(1,680)	1,652
Return on regulatory capital (%)	13.8	26.1	13.9	6.1	13.2	–	10.5	–	4.8
Cost/income ratio (%)	65.9	72.7	78.6	84.8	81.4	–	78.9	–	88.4
Regulatory capital
As of the end of 3Q18, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.9% and our risk-weighted assets were CHF 276.6 billion, both on a look-through basis.
As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed regulatory changes, primarily in respect of credit multipliers and banking book securitizations, which resulted in additional risk-weighted assets relating to credit risk of CHF 1.8 billion in 3Q18.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Core Results
In 3Q18, Core Results net revenues of CHF 5,042 million decreased 13% compared to 2Q18, primarily reflecting lower net revenues in Global Markets, Investment Banking & Capital Markets and Asia Pacific. Provision for credit losses was CHF 62 million, primarily related to Swiss Universal Bank, International Wealth Management and Asia Pacific. Total operating expenses of CHF 4,002 million decreased 6% compared to 2Q18, mainly reflecting a 6% decrease in compensation and benefits and a 5% decrease in general and administrative expenses. The decrease in compensation and benefits was realized across all divisions. The decrease in general and administrative expenses was primarily related to Global Markets and Asia Pacific, partially offset by an increase in the Corporate Center.
Core Results net revenues decreased 4% compared to 3Q17, primarily reflecting decreased net revenues in Global Markets and Asia Pacific, partially offset by higher net revenues in Investment Banking & Capital Markets. Total operating expenses decreased 5% compared to 3Q17, primarily reflecting a 9% decrease in general and administrative expenses and a 3% decrease in compensation and benefits, partially offset by a significant increase in restructuring expenses. The decrease in general and administrative expenses was primarily related to Global Markets, Swiss Universal Bank and International Wealth Management. The decrease in compensation and benefits was primarily related to the Corporate Center, Swiss Universal Bank and Asia Pacific. The increase in restructuring expenses was primarily related to Global Markets, Swiss Universal Bank and International Wealth Management.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q18 (CHF million, except where indicated)
Net revenues	1,341	1,265	811	1,043	530	52	5,042	(154)	4,888
Real estate gains	(15)	0	0	0	0	0	(15)	0	(15)
(Gains)/losses on business sales	0	5	0	0	0	0	5	0	5
Net revenues adjusted	1,326	1,270	811	1,043	530	52	5,032	(154)	4,878
Provision for credit losses	31	15	10	3	3	0	62	3	65
Total operating expenses	799	872	625	1,136	457	113	4,002	150	4,152
Restructuring expenses	(25)	(28)	(9)	(64)	(17)	0	(143)	(28)	(171)
Major litigation provisions	(2)	0	(1)	(10)	0	0	(13)	(9)	(22)
Expenses related to business sales	0	0	0	0	0	0	0	(2)	(2)
Total operating expenses adjusted	772	844	615	1,062	440	113	3,846	111	3,957
Income/(loss) before taxes	511	378	176	(96)	70	(61)	978	(307)	671
Total adjustments	12	33	10	74	17	0	146	39	185
Adjusted income/(loss) before taxes	523	411	186	(22)	87	(61)	1,124	(268)	856
Adjusted return on regulatory capital (%)	16.6	29.4	13.2	(0.7)	11.0	–	10.4	–	7.6
2Q18 (CHF million, except where indicated)
Net revenues	1,419	1,344	914	1,426	644	24	5,771	(176)	5,595
Provision for credit losses	35	5	7	12	15	0	74	(1)	73
Total operating expenses	831	906	690	1,266	519	65	4,277	193	4,470
Restructuring expenses	(27)	(28)	(20)	(56)	(31)	0	(162)	(13)	(175)
Major litigation provisions	0	0	(29)	0	0	0	(29)	(26)	(55)
Expenses related to business sales	0	0	0	0	0	0	0	(1)	(1)
Total operating expenses adjusted	804	878	641	1,210	488	65	4,086	153	4,239
Income/(loss) before taxes	553	433	217	148	110	(41)	1,420	(368)	1,052
Total adjustments	27	28	49	56	31	0	191	40	231
Adjusted income/(loss) before taxes	580	461	266	204	141	(41)	1,611	(328)	1,283
Adjusted return on regulatory capital (%)	18.6	33.9	18.3	5.8	17.8	–	14.6	–	11.1
3Q17 (CHF million, except where indicated)
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Restructuring expenses	(13)	(16)	(10)	(27)	(16)	(9)	(91)	(21)	(112)
Major litigation provisions	(9)	(11)	0	0	0	0	(20)	(88)	(108)
Total operating expenses adjusted	857	877	657	1,158	394	155	4,098	222	4,320
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Total adjustments	22	27	10	27	16	9	111	109	220
Adjusted income/(loss) before taxes	448	382	228	98	51	(118)	1,089	(469)	620
Adjusted return on regulatory capital (%)	13.9	28.9	17.6	2.8	7.6	–	10.4	–	5.5

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M18 (CHF million, except where indicated)
Net revenues	4,191	4,012	2,716	4,015	1,702	16	16,652	(533)	16,119
Real estate gains	(15)	0	0	0	0	0	(15)	(1)	(16)
(Gains)/losses on business sales	(37)	(31)	0	0	0	0	(68)	0	(68)
Net revenues adjusted	4,139	3,981	2,716	4,015	1,702	16	16,569	(534)	16,035
Provision for credit losses	100	19	27	19	19	0	184	2	186
Total operating expenses	2,464	2,698	2,062	3,649	1,444	290	12,607	549	13,156
Restructuring expenses	(80)	(82)	(35)	(162)	(78)	(1)	(438)	(52)	(490)
Major litigation provisions	(2)	0	(78)	(10)	0	0	(90)	(72)	(162)
Expenses related to business sales	0	0	0	0	0	0	0	(3)	(3)
Total operating expenses adjusted	2,382	2,616	1,949	3,477	1,366	289	12,079	422	12,501
Income/(loss) before taxes	1,627	1,295	627	347	239	(274)	3,861	(1,084)	2,777
Total adjustments	30	51	113	172	78	1	445	126	571
Adjusted income/(loss) before taxes	1,657	1,346	740	519	317	(273)	4,306	(958)	3,348
Adjusted return on regulatory capital (%)	17.5	32.6	17.7	5.2	13.8	–	13.2	–	9.8
9M17 (CHF million, except where indicated)
Net revenues	4,078	3,747	2,619	4,388	1,574	40	16,446	(735)	15,711
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	4,078	3,747	2,619	4,388	1,574	63	16,469	(773)	15,696
Provision for credit losses	60	13	8	23	31	3	138	29	167
Total operating expenses	2,686	2,723	2,058	3,720	1,281	508	12,976	916	13,892
Restructuring expenses	(61)	(59)	(40)	(79)	(28)	(12)	(279)	(39)	(318)
Major litigation provisions	(42)	(17)	0	0	0	0	(59)	(179)	(238)
Total operating expenses adjusted	2,583	2,647	2,018	3,641	1,253	496	12,638	698	13,336
Income/(loss) before taxes	1,332	1,011	553	645	262	(471)	3,332	(1,680)	1,652
Total adjustments	103	76	40	79	28	35	361	180	541
Adjusted income/(loss) before taxes	1,435	1,087	593	724	290	(436)	3,693	(1,500)	2,193
Adjusted return on regulatory capital (%)	14.9	28.0	15.0	6.9	14.6	–	11.7	–	6.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	3Q18								2Q18	3Q17
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	730	913	387		–	–	–	2,030	2,161	1,997
of which net interest income	419	382	155		–	–	–	956	982	932
of which recurring	209	302	104		–	–	–	615	636	602
of which transaction-based	87	229	128		–	–	–	444	543	463
Provision for credit losses	13	15	(3)		–	–	–	25	22	11
Total operating expenses	468	611	257		–	–	–	1,336	1,376	1,388
Income before taxes	249	287	133		–	–	–	669	763	598
Related to corporate & institutional banking
Net revenues	611	–	–		–	–	–	611	662	592
of which net interest income	297	–	–		–	–	–	297	309	303
of which recurring	171	–	–		–	–	–	171	175	149
of which transaction-based	157	–	–		–	–	–	157	189	161
Provision for credit losses	18	–	–		–	–	–	18	24	5
Total operating expenses	331	–	–		–	–	–	331	353	367
Income before taxes	262	–	–		–	–	–	262	285	220
Related to investment banking
Net revenues	–	–	424		1,043	530	–	1,997	2,572	2,209
of which fixed income sales and trading	–	–	37		513	–	–	550	923	778
of which equity sales and trading	–	–	217		374	–	–	591	719	645
of which underwriting and advisory	–	–	170	[1]	268	551	–	989	1,043	866
Provision for credit losses	–	–	13		3	3	–	19	28	24
Total operating expenses	–	–	368		1,136	457	–	1,961	2,217	2,001
Income/(loss) before taxes	–	–	43		(96)	70	–	17	327	184
Related to asset management
Net revenues	–	352	–		–	–	–	352	352	392
Total operating expenses	–	261	–		–	–	–	261	266	289
Income before taxes	–	91	–		–	–	–	91	86	103
Related to corporate center
Net revenues	–	–	–		–	–	52	52	24	37
Total operating expenses	–	–	–		–	–	113	113	65	164
Income/(loss) before taxes	–	–	–		–	–	(61)	(61)	(41)	(127)
Total
Net revenues	1,341	1,265	811		1,043	530	52	5,042	5,771	5,227
Provision for credit losses	31	15	10		3	3	0	62	74	40
Total operating expenses	799	872	625		1,136	457	113	4,002	4,277	4,209
Income/(loss) before taxes	511	378	176		(96)	70	(61)	978	1,420	978
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
in	9M18								9M17
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	2,249	2,948	1,254		–	–	–	6,451	6,067
of which net interest income	1,277	1,164	472		–	–	–	2,913	2,784
of which recurring	626	922	327		–	–	–	1,875	1,777
of which transaction-based	312	825	455		–	–	–	1,592	1,504
Provision for credit losses	34	19	7		–	–	–	60	42
Total operating expenses	1,433	1,894	796		–	–	–	4,123	4,220
Income before taxes	782	1,035	451		–	–	–	2,268	1,805
Related to corporate & institutional banking
Net revenues	1,942	–	–		–	–	–	1,942	1,907
of which net interest income	909	–	–		–	–	–	909	925
of which recurring	520	–	–		–	–	–	520	475
of which transaction-based	536	–	–		–	–	–	536	548
Provision for credit losses	66	–	–		–	–	–	66	28
Total operating expenses	1,031	–	–		–	–	–	1,031	1,136
Income before taxes	845	–	–		–	–	–	845	743
Related to investment banking
Net revenues	–	–	1,462		4,015	1,702	–	7,179	7,365
of which fixed income sales and trading	–	–	242		2,176	–	–	2,418	2,614
of which equity sales and trading	–	–	690		1,353	–	–	2,043	2,056
of which underwriting and advisory	–	–	530	[1]	805	1,724	–	3,059	2,899
Provision for credit losses	–	–	20		19	19	–	58	65
Total operating expenses	–	–	1,266		3,649	1,444	–	6,359	6,268
Income before taxes	–	–	176		347	239	–	762	1,032
Related to asset management
Net revenues	–	1,064	–		–	–	–	1,064	1,067
Total operating expenses	–	804	–		–	–	–	804	844
Income before taxes	–	260	–		–	–	–	260	223
Related to corporate center
Net revenues	–	–	–		–	–	16	16	40
Provision for credit losses	–	–	–		–	–	0	0	3
Total operating expenses	–	–	–		–	–	290	290	508
Loss before taxes	–	–	–		–	–	(274)	(274)	(471)
Total
Net revenues	4,191	4,012	2,716		4,015	1,702	16	16,652	16,446
Provision for credit losses	100	19	27		19	19	0	184	138
Total operating expenses	2,464	2,698	2,062		3,649	1,444	290	12,607	12,976
Income/(loss) before taxes	1,627	1,295	627		347	239	(274)	3,861	3,332
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 45,560 Group employees as of the end of 3Q18, a net increase of 130 compared to 2Q18, reflecting increases across several divisions primarily due to seasonal graduate hiring as well as targeted headcount reductions. The number of outsourced roles, contractors and consultants decreased by 440 compared to 2Q18.
Employees and other headcount
end of	3Q18	2Q18	3Q17
Employees (full-time equivalents)
Swiss Universal Bank	12,030	12,180	12,600
International Wealth Management	10,190	10,070	10,110
Asia Pacific	7,300	7,170	7,050
Global Markets	11,250	11,270	11,760
Investment Banking & Capital Markets	3,140	3,040	3,260
Strategic Resolution Unit	1,350	1,390	1,640
Corporate Center	300	310	300
Total employees	45,560	45,430	46,720
Other headcount
Outsourced roles, contractors and consultants	19,240	19,680	22,010
Total employees and other headcount	64,800	65,110	68,730
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 3Q18, 37% and 26% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q18, total assets at fair value recorded as level 3 increased CHF 0.3 billion to CHF 15.3 billion compared to the end of 2Q18, primarily reflecting net purchases, mainly in trading assets, partially offset by net settlements, mainly in loans held-for-sale, and a negative foreign exchange impact.
As of the end of 3Q18, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, unchanged from 2Q18.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse and “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair valuations, fair value hierarchies and models.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On July 31, 2018, the International Swaps and Derivatives Association, Inc. (ISDA) published an ISDA 2018 US Resolution Stay Protocol (the ISDA US Protocol) to facilitate compliance with the final rules (the QFC Stay Rules) promulgated by the US banking regulators in 2017 requiring, among other things, the US operations of non-US global systemically important banks (G-SIBs) to include provisions in qualified financial contracts that limit the ability of counterparties to exercise “default rights” arising in the context of a resolution of the G-SIB and ensure that actions taken under US resolution regimes are enforceable on a cross-border basis. Credit Suisse’s US operations are subject to the QFC Stay Rules and are in the process of having all of their covered entities adhere to the ISDA US Protocol to amend their qualified financial contracts with adhering counterparties to comply with the QFC Stay Rules.
On September 28, 2018, the Tax Proposal 17 or the Federal Act on Tax Reform and AHV Financing (TRAF) was adopted by the Swiss Parliament. The TRAF replaces the Corporate Tax Reform Act III (CTR III), which was rejected in a public vote on February 12, 2017. Like the CTR III, the TRAF provides for an abolishment of the cantonal tax privileges for holding companies, mixed companies, and domicile companies. The TRAF includes, among other measures, a patent box that is mandatory for all cantons but narrower than the one contained in CTR III, an optional surplus research and development allowance of 50%, a notional interest deduction and a step-up in basis. Subject to certain exemptions, the TRAF introduces a 50:50% distribution rule according to which withholding tax-free (and for Swiss resident private individuals, income tax-free) distributions out of capital contribution reserves made by companies listed in Switzerland shall only benefit from the tax-free treatment if and to the extent the company distributes a taxable dividend in the same amount (provided that the company has distributable profits and retained earnings). The TRAF is subject to an optional referendum. If such referendum were called, the popular vote is scheduled to be on May 19, 2019. Unless the TRAF were to be rejected in such a referendum, its provisions will enter into force at the beginning of 2020. In connection with the tax reform, several cantons had announced to cut their statutory corporate income tax rates to approximately 12%, subject to, and simultaneously with, the effectiveness of the reform.
In September 2018, FINMA announced the conclusion of two enforcement procedures against Credit Suisse AG. The first procedure related to past interactions with the Fédération Internationale de Football Association (FIFA), the Brazilian oil corporation Petróleo Brasileiro S.A. (Petrobras) and the Venezuelan oil corporation Petróleos de Venezuela, S.A. (PDVSA). The second procedure related to a significant business relationship with a politically exposed person. FINMA identified deficiencies in anti-money laundering processes for both of these procedures as well as shortcomings in Credit Suisse AG’s control mechanisms and risk management for the second procedure. The Bank has cooperated with FINMA throughout this process and FINMA acknowledged the numerous proactive measures it has adopted since the end of 2015 to strengthen its compliance procedures in general as well as specific efforts to combat money laundering. FINMA recommended additional measures to complement these actions and to accelerate the implementation of the steps already initiated by the Bank and will commission an independent third party to review the implementation and effectiveness of these measures.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2017 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 3Q18, we reported income before taxes of CHF 511 million and net revenues of CHF 1,341 million. Income before taxes was 8% lower compared to 2Q18 and 20% higher compared to 3Q17. Adjusted income before taxes decreased 10% compared to 2Q18 and increased 17% compared to 3Q17.
results summary
3Q18 results
In 3Q18, we reported income before taxes of CHF 511 million and net revenues of CHF 1,341 million. Compared to 2Q18, net revenues were 5% lower, primarily driven by lower transaction-based revenues and slightly lower net interest income. Provision for credit losses was CHF 31 million compared to CHF 35 million in 2Q18. Total operating expenses were 4% lower compared to 2Q18, primarily reflecting lower compensation and benefits and lower commission expenses.
Compared to 3Q17, net revenues increased slightly, mainly driven by higher recurring commissions and fees and a gain on the sale of real estate of CHF 15 million reflected in other revenues, partially offset by lower transaction-based revenues. Provision for credit losses was CHF 31 million compared to CHF 14 million in 3Q17. Total operating expenses were 9% lower compared to 3Q17, primarily reflecting lower general and administrative expenses and lower compensation and benefits.
Adjusted income before taxes of CHF 523 million was 10% lower compared to 2Q18 and 17% higher compared to 3Q17.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of CHF 74.4 billion, an increase of CHF 1.7 billion compared to the end of 2Q18, mainly driven by business growth and methodology changes, mainly reflecting the phase-in of the Swiss mortgage multipliers. Leverage exposure of CHF 252.4 billion was stable compared to the end of 2Q18.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	1,341	1,419	1,319	(5)	2	4,191	4,078	3
Provision for credit losses	31	35	14	(11)	121	100	60	67
Compensation and benefits	463	485	493	(5)	(6)	1,435	1,473	(3)
General and administrative expenses	258	259	309	0	(17)	775	930	(17)
Commission expenses	53	60	64	(12)	(17)	174	222	(22)
Restructuring expenses	25	27	13	(7)	92	80	61	31
Total other operating expenses	336	346	386	(3)	(13)	1,029	1,213	(15)
Total operating expenses	799	831	879	(4)	(9)	2,464	2,686	(8)
Income before taxes	511	553	426	(8)	20	1,627	1,332	22
Statement of operations metrics (%)
Return on regulatory capital	16.2	17.7	13.2	–	–	17.2	13.8	–
Cost/income ratio	59.6	58.6	66.6	–	–	58.8	65.9	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,030	12,180	12,600	(1)	(5)	12,030	12,600	(5)
Number of relationship managers	1,790	1,820	1,850	(2)	(3)	1,790	1,850	(3)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenue detail (CHF million)
Private Clients	730	757	727	(4)	0	2,249	2,171	4
Corporate & Institutional Clients	611	662	592	(8)	3	1,942	1,907	2
Net revenues	1,341	1,419	1,319	(5)	2	4,191	4,078	3
Net revenue detail (CHF million)
Net interest income	716	739	724	(3)	(1)	2,186	2,167	1
Recurring commissions and fees	380	386	354	(2)	7	1,146	1,079	6
Transaction-based revenues	244	305	262	(20)	(7)	848	872	(3)
Other revenues	1	(11)	(21)	–	–	11	(40)	–
Net revenues	1,341	1,419	1,319	(5)	2	4,191	4,078	3
Provision for credit losses (CHF million)
New provisions	42	48	36	(13)	17	137	126	9
Releases of provisions	(11)	(13)	(22)	(15)	(50)	(37)	(66)	(44)
Provision for credit losses	31	35	14	(11)	121	100	60	67
Balance sheet statistics (CHF million)
Total assets	220,263	220,030	228,647	0	(4)	220,263	228,647	(4)
Net loans	167,696	167,342	165,221	0	1	167,696	165,221	1
of which Private Clients	113,576	112,557	110,729	1	3	113,576	110,729	3
Risk-weighted assets	74,422	72,700	64,519	2	15	74,422	64,519	15
Leverage exposure	252,395	252,173	256,207	0	(1)	252,395	256,207	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	730	757	727	611	662	592	1,341	1,419	1,319
Real estate gains	(15)	0	0	0	0	0	(15)	0	0
Adjusted net revenues	715	757	727	611	662	592	1,326	1,419	1,319
Provision for credit losses	13	11	9	18	24	5	31	35	14
Total operating expenses	468	478	512	331	353	367	799	831	879
Restructuring expenses	(17)	(17)	(9)	(8)	(10)	(4)	(25)	(27)	(13)
Major litigation provisions	0	0	(2)	(2)	0	(7)	(2)	0	(9)
Adjusted total operating expenses	451	461	501	321	343	356	772	804	857
Income before taxes	249	268	206	262	285	220	511	553	426
Total adjustments	2	17	11	10	10	11	12	27	22
Adjusted income before taxes	251	285	217	272	295	231	523	580	448
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	16.6	18.6	13.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,249	2,171	1,942	1,907	4,191	4,078
Real estate gains	(15)	0	0	0	(15)	0
Gains on business sales	(19)	0	(18)	0	(37)	0
Adjusted net revenues	2,215	2,171	1,924	1,907	4,139	4,078
Provision for credit losses	34	32	66	28	100	60
Total operating expenses	1,433	1,550	1,031	1,136	2,464	2,686
Restructuring expenses	(56)	(54)	(24)	(7)	(80)	(61)
Major litigation provisions	0	(4)	(2)	(38)	(2)	(42)
Adjusted total operating expenses	1,377	1,492	1,005	1,091	2,382	2,583
Income before taxes	782	589	845	743	1,627	1,332
Total adjustments	22	58	8	45	30	103
Adjusted income before taxes	804	647	853	788	1,657	1,435
Adjusted return on regulatory capital (%)	–	–	–	–	17.5	14.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private clients
Results
In 3Q18, income before taxes of CHF 249 million was 7% lower compared to 2Q18, primarily driven by lower net revenues, partially offset by slightly lower total operating expenses. Compared to 3Q17, income before taxes increased 21%, primarily due to lower total operating expenses. Adjusted income before taxes of CHF 251 million decreased 12% compared to 2Q18 and increased 16% compared to 3Q17.
Net revenues
Compared to 2Q18, net revenues of CHF 730 million decreased 4%, driven by lower transaction-based revenues and slightly lower net interest income, partially offset by the gain on the sale of real estate of CHF 15 million reflected in other revenues. Transaction-based revenues of CHF 87 million were 25% lower, mainly due to lower client activity, lower revenues from International Trading Solutions (ITS) and lower equity participations income, which included a regular dividend from our ownership interest in SIX Group AG in 2Q18. Net interest income of CHF 419 million was slightly lower with decreased deposit margins and stable loan margins on stable average deposit and loan volumes. Recurring commissions and fees of CHF 209 million were stable. Adjusted net revenues of CHF 715 million were 6% lower compared to 2Q18.
Compared to 3Q17, net revenues were stable with higher other revenues reflecting the gain on the sale of real estate offset by lower transaction-based revenues. Transaction-based revenues were 14% lower, mainly driven by lower client activity. Recurring commissions and fees were slightly higher driven by higher wealth structuring solution fees. Net interest income was stable with stable loan margins and slightly lower deposit margins on slightly higher average loan and deposit volumes. Adjusted net revenues were slightly lower compared to 3Q17.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q18, Private Clients recorded provision for credit losses of CHF 13 million compared to CHF 11 million in 2Q18 and CHF 9 million in 3Q17. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 468 million decreased slightly, mainly due to lower compensation and benefits. Compensation and benefits of CHF 263 million decreased 4%, mainly reflecting lower allocated corporate function costs, lower discretionary compensation expenses, slightly lower salary expenses and decreased pension expenses. General and administrative expenses of CHF 162 million were slightly higher, primarily due to higher advertising and marketing expenses and increased professional services fees, partially offset by lower occupancy expenses.

Results - Private Clients
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	730	757	727	(4)	0	2,249	2,171	4
Provision for credit losses	13	11	9	18	44	34	32	6
Compensation and benefits	263	275	274	(4)	(4)	815	813	0
General and administrative expenses	162	159	200	2	(19)	483	572	(16)
Commission expenses	26	27	29	(4)	(10)	79	111	(29)
Restructuring expenses	17	17	9	0	89	56	54	4
Total other operating expenses	205	203	238	1	(14)	618	737	(16)
Total operating expenses	468	478	512	(2)	(9)	1,433	1,550	(8)
Income before taxes	249	268	206	(7)	21	782	589	33
Statement of operations metrics (%)
Cost/income ratio	64.1	63.1	70.4	–	–	63.7	71.4	–
Net revenue detail (CHF million)
Net interest income	419	430	421	(3)	0	1,277	1,242	3
Recurring commissions and fees	209	211	205	(1)	2	626	604	4
Transaction-based revenues	87	116	101	(25)	(14)	312	324	(4)
Other revenues	15	0	0	–	–	34	1	–
Net revenues	730	757	727	(4)	0	2,249	2,171	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	139	145	142	–	–	144	145	–
Net margin [2]	48	51	40	–	–	50	39	–
Number of relationship managers
Number of relationship managers	1,270	1,290	1,300	(2)	(2)	1,270	1,300	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 3Q17, total operating expenses decreased 9%, primarily reflecting lower general and administrative expenses and lower compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses were 19% lower, primarily due to lower professional and contractor services fees, lower allocated corporate function costs, decreased advertising and marketing expenses and lower occupancy expenses. Compensation and benefits were 4% lower, mainly due to lower salary expenses. Adjusted total operating expenses of CHF 451 million decreased 10% compared to 3Q17.
margins
Gross margin
Our gross margin was 139 basis points in 3Q18, a decrease of six basis points compared to 2Q18, primarily due to lower transaction-based revenues and slightly lower net interest income, partially offset by the gain on the sale of real estate on stable average assets under management. Compared to 3Q17, our gross margin was three basis points lower, mainly driven by a 2.6% increase in average assets under management. On the basis of adjusted net revenues, our gross margin was 137 basis points in 3Q18, eight and five basis points lower compared to 2Q18 and 3Q17, respectively.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 48 basis points in 3Q18, a decrease of three basis points compared to 2Q18, primarily reflecting lower net revenues on stable average assets under management. Compared to 3Q17, our net margin was eight basis points higher, primarily due to lower total operating expenses, partially offset by the 2.6% higher average assets under management. On the basis of adjusted income before taxes, our net margin was seven basis points lower compared to 2Q18 and five basis points higher compared to 3Q17.

Assets under management
As of the end of 3Q18, assets under management of CHF 209.3 billion were CHF 1.4 billion higher compared to the end of 2Q18, mainly driven by favorable market movements and net new assets of CHF 0.9 billion, partially offset by unfavorable foreign exchange-related movements. Net new assets primarily reflected inflows from our ultra-high-net-worth individuals (UHNWI).
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Assets under management (CHF billion)
Assets under management	209.3	207.9	206.1	0.7	1.6	209.3	206.1	1.6
Average assets under management	209.5	208.4	204.2	0.5	2.6	208.6	200.2	4.2
Assets under management by currency (CHF billion)
USD	30.3	30.1	30.1	0.7	0.7	30.3	30.1	0.7
EUR	21.3	21.8	21.9	(2.3)	(2.7)	21.3	21.9	(2.7)
CHF	147.8	145.8	144.2	1.4	2.5	147.8	144.2	2.5
Other	9.9	10.2	9.9	(2.9)	0.0	9.9	9.9	0.0
Assets under management	209.3	207.9	206.1	0.7	1.6	209.3	206.1	1.6
Growth in assets under management (CHF billion)
Net new assets	0.9	0.5	1.0	–	–	4.1	4.7	–
Other effects	0.5	0.7	3.6	–	–	(3.1)	9.2	–
of which market movements	1.9	0.8	2.2	–	–	(0.9)	9.9	–
of which foreign exchange	(1.2)	0.6	1.7	–	–	(1.0)	0.0	–
of which other	(0.2)	(0.7)	(0.3)	–	–	(1.2)	(0.7)	–
Growth in assets under management	1.4	1.2	4.6	–	–	1.0	13.9	–
Growth in assets under management (annualized) (%)
Net new assets	1.7	1.0	2.0	–	–	2.6	3.3	–
Other effects	1.0	1.3	7.1	–	–	(2.0)	6.3	–
Growth in assets under management (annualized)	2.7	2.3	9.1	–	–	0.6	9.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.0	2.1	1.5	–	–	–	–	–
Other effects	(0.4)	1.1	5.5	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	1.6	3.2	7.0	–	–	–	–	–
Corporate & institutional clients
Results
In 3Q18, income before taxes of CHF 262 million was 8% lower compared to 2Q18, primarily reflecting lower net revenues, partially offset by lower total operating expenses. Compared to 3Q17, income before taxes increased 19%, primarily due to lower total operating expenses and slightly higher net revenues, partially offset by higher provision for credit losses.
Net revenues
Compared to 2Q18, net revenues of CHF 611 million were 8% lower, mainly driven by decreased transaction-based revenues and lower net interest income. Transaction-based revenues of CHF 157 million were 17% lower mainly due to lower revenues from ITS, lower fees from foreign exchange client business and decreased equity participations income, which included a regular dividend from SIX Group in 2Q18. Net interest income of CHF 297 million was 4% lower, with lower deposit margins and stable loan margins on stable average deposit and loan volumes. Recurring commissions and fees of CHF 171 million were slightly lower, reflecting decreased investment product management fees and lower fees from lending activities, partially offset by higher discretionary mandate management fees.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	611	662	592	(8)	3	1,942	1,907	2
Provision for credit losses	18	24	5	(25)	260	66	28	136
Compensation and benefits	200	210	219	(5)	(9)	620	660	(6)
General and administrative expenses	96	100	109	(4)	(12)	292	358	(18)
Commission expenses	27	33	35	(18)	(23)	95	111	(14)
Restructuring expenses	8	10	4	(20)	100	24	7	243
Total other operating expenses	131	143	148	(8)	(11)	411	476	(14)
Total operating expenses	331	353	367	(6)	(10)	1,031	1,136	(9)
Income before taxes	262	285	220	(8)	19	845	743	14
Statement of operations metrics (%)
Cost/income ratio	54.2	53.3	62.0	–	–	53.1	59.6	–
Net revenue detail (CHF million)
Net interest income	297	309	303	(4)	(2)	909	925	(2)
Recurring commissions and fees	171	175	149	(2)	15	520	475	9
Transaction-based revenues	157	189	161	(17)	(2)	536	548	(2)
Other revenues	(14)	(11)	(21)	27	(33)	(23)	(41)	(44)
Net revenues	611	662	592	(8)	3	1,942	1,907	2
Number of relationship managers
Number of relationship managers	520	530	550	(2)	(5)	520	550	(5)
Compared to 3Q17, net revenues were slightly higher, mainly driven by higher recurring commissions and fees. Recurring commissions and fees increased 15%, primarily reflecting increased wealth structuring solution fees, higher fees from lending activities and higher discretionary mandate management fees. Net interest income was slightly lower, with higher deposit margins on lower average deposit volumes and stable loan margins on stable average loan volumes. Transaction-based revenues decreased slightly, mainly due to lower client activity, partially offset by higher revenues from ITS.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 3Q18, Corporate & Institutional Clients recorded provision for credit losses of CHF 18 million compared to CHF 24 million in 2Q18 and CHF 5 million in 3Q17. 3Q17 reflected higher releases of provision for credit losses. The increase compared to 3Q17 also reflected slightly higher new provisions related to several individual cases.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 331 million decreased 6%, mainly reflecting lower compensation and benefits, lower commission expenses and decreased general and administrative expenses. Compensation and benefits of CHF 200 million were 5% lower, mainly driven by lower deferred compensation expenses from prior-year awards, lower discretionary compensation expenses, decreased social security expenses and slightly lower salary expenses. General and administrative expenses of CHF 96 million decreased 4%, mainly reflecting lower allocated corporate function costs.
Compared to 3Q17, total operating expenses decreased 10%, mainly due to lower compensation and benefits, lower general and administrative expenses and decreased commission expenses. Compensation and benefits decreased 9% primarily driven by lower allocated corporate function costs, lower deferred compensation expenses from prior-year awards and slightly lower salary expenses. General and administrative expenses decreased 12%, mainly due to lower litigation provisions.
Assets under management
As of the end of 3Q18, assets under management of CHF 360.2 billion were CHF 4.4 billion higher compared to the end of 2Q18, mainly driven by favorable market movements and net new assets of CHF 1.8 billion, partially offset by unfavorable foreign exchange-related movements. Net new assets primarily reflected positive contributions from our pension business.

International Wealth Management
In 3Q18, we reported income before taxes of CHF 378 million and net revenues of CHF 1,265 million. Income before taxes was 13% lower compared to 2Q18 and 6% higher compared to 3Q17. Adjusted income before taxes of CHF 411 million decreased 11% compared to 2Q18 and increased 8% compared 3Q17.
Results summary
3Q18 results
In 3Q18, we reported income before taxes of CHF 378 million and net revenues of CHF 1,265 million. Compared to 2Q18, net revenues decreased 6%, primarily driven by lower transaction- and performance-based revenues in Private Banking and slightly lower net interest income. Provision for credit losses was CHF 15 million compared to CHF 5 million in 2Q18. Total operating expenses decreased 4% compared to 2Q18 with lower compensation and benefits and lower general and administrative expenses.
Compared to 3Q17, net revenues were stable reflecting higher recurring commissions and fees, higher net interest income and higher transaction- and performance-based revenues, offset by lower other revenues in Asset Management including an equity participation gain from Asset Management Finance LLC (AMF) in 3Q17. Provision for credit losses was CHF 15 million compared to CHF 3 million in 3Q17. Total operating expenses were 4% lower, mainly driven by lower general and administrative expenses and slightly lower compensation and benefits, partially offset by higher restructuring expenses.
Adjusted income before taxes of CHF 411 million decreased 11% compared to 2Q18 and increased 8% compared to 3Q17.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of CHF 39.4 billion, slightly higher compared to the end of 2Q18, primarily driven by business growth and model and parameter updates, partially offset by a foreign exchange impact. Leverage exposure of CHF 97.3 billion was slightly lower compared to the end of 2Q18, mainly driven by lower high-quality liquid assets (HQLA) and the foreign exchange impact.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	1,265	1,344	1,262	(6)	0	4,012	3,747	7
Provision for credit losses	15	5	3	200	400	19	13	46
Compensation and benefits	544	565	559	(4)	(3)	1,696	1,703	0
General and administrative expenses	242	253	269	(4)	(10)	749	784	(4)
Commission expenses	58	60	60	(3)	(3)	171	177	(3)
Restructuring expenses	28	28	16	0	75	82	59	39
Total other operating expenses	328	341	345	(4)	(5)	1,002	1,020	(2)
Total operating expenses	872	906	904	(4)	(4)	2,698	2,723	(1)
Income before taxes	378	433	355	(13)	6	1,295	1,011	28
Statement of operations metrics (%)
Return on regulatory capital	27.1	31.8	26.9	–	–	31.4	26.1	–
Cost/income ratio	68.9	67.4	71.6	–	–	67.2	72.7	–
Number of employees (full-time equivalents)
Number of employees	10,190	10,070	10,110	1	1	10,190	10,110	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenue detail (CHF million)
Private Banking	913	992	870	(8)	5	2,948	2,680	10
Asset Management	352	352	392	0	(10)	1,064	1,067	0
Net revenues	1,265	1,344	1,262	(6)	0	4,012	3,747	7
Net revenue detail (CHF million)
Net interest income	382	394	367	(3)	4	1,164	1,069	9
Recurring commissions and fees	559	565	538	(1)	4	1,671	1,582	6
Transaction- and performance-based revenues	353	405	339	(13)	4	1,191	1,095	9
Other revenues	(29)	(20)	18	45	–	(14)	1	–
Net revenues	1,265	1,344	1,262	(6)	0	4,012	3,747	7
Provision for credit losses (CHF million)
New provisions	22	9	9	144	144	36	27	33
Releases of provisions	(7)	(4)	(6)	75	17	(17)	(14)	21
Provision for credit losses	15	5	3	200	400	19	13	46
Balance sheet statistics (CHF million)
Total assets	90,426	92,622	88,692	(2)	2	90,426	88,692	2
Net loans	51,416	52,260	47,531	(2)	8	51,416	47,531	8
of which Private Banking	51,407	52,252	47,513	(2)	8	51,407	47,513	8
Risk-weighted assets	39,389	38,791	37,217	2	6	39,389	37,217	6
Leverage exposure	97,262	99,109	93,455	(2)	4	97,262	93,455	4
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	913	992	870	352	352	392	1,265	1,344	1,262
(Gains)/losses on business sales	0	0	0	5	0	0	5	0	0
Adjusted net revenues	913	992	870	357	352	392	1,270	1,344	1,262
Provision for credit losses	15	5	3	0	0	0	15	5	3
Total operating expenses	611	640	615	261	266	289	872	906	904
Restructuring expenses	(21)	(25)	(9)	(7)	(3)	(7)	(28)	(28)	(16)
Major litigation provisions	0	0	(11)	0	0	0	0	0	(11)
Adjusted total operating expenses	590	615	595	254	263	282	844	878	877
Income before taxes	287	347	252	91	86	103	378	433	355
Total adjustments	21	25	20	12	3	7	33	28	27
Adjusted income before taxes	308	372	272	103	89	110	411	461	382
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	29.4	33.9	28.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,948	2,680	1,064	1,067	4,012	3,747
(Gains)/losses on business sales	(37)	0	6	0	(31)	0
Adjusted net revenues	2,911	2,680	1,070	1,067	3,981	3,747
Provision for credit losses	19	13	0	0	19	13
Total operating expenses	1,894	1,879	804	844	2,698	2,723
Restructuring expenses	(64)	(36)	(18)	(23)	(82)	(59)
Major litigation provisions	0	(17)	0	0	0	(17)
Adjusted total operating expenses	1,830	1,826	786	821	2,616	2,647
Income before taxes	1,035	788	260	223	1,295	1,011
Total adjustments	27	53	24	23	51	76
Adjusted income before taxes	1,062	841	284	246	1,346	1,087
Adjusted return on regulatory capital (%)	–	–	–	–	32.6	28.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
In 3Q18, income before taxes of CHF 287 million decreased 17% compared to 2Q18, reflecting lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. Compared to 3Q17, income before taxes increased 14%, mainly driven by higher net revenues, partially offset by higher provision for credit losses.
Net revenues
Compared to 2Q18, net revenues of CHF 913 million were 8% lower, reflecting lower revenues across all revenue categories. Transaction- and performance-based revenues of CHF 229 million decreased 20%, primarily driven by lower revenues from ITS, lower client activity including lower levels of structured product issuances and decreased equity participations income, which included a regular dividend from SIX Group in 2Q18. Net interest income of CHF 382 million was slightly lower, reflecting lower deposit margins on stable average deposit volumes and lower loan margins on slightly lower average loan volumes. Recurring commissions and fees of CHF 302 million decreased 4%, mainly reflecting lower investment product management fees.
Compared to 3Q17, net revenues increased 5%, mainly driven by higher transaction- and performance-based revenues and higher net interest income. Transaction- and performance-based revenues increased 13%, driven by higher revenues from ITS and higher client activity. Net interest income increased 4%, reflecting higher deposit margins and lower loan margins on higher average deposit and loan volumes. Recurring commissions and fees were stable.

Results – Private Banking
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	913	992	870	(8)	5	2,948	2,680	10
Provision for credit losses	15	5	3	200	400	19	13	46
Compensation and benefits	405	401	388	1	4	1,217	1,183	3
General and administrative expenses	148	172	174	(14)	(15)	496	527	(6)
Commission expenses	37	42	44	(12)	(16)	117	133	(12)
Restructuring expenses	21	25	9	(16)	133	64	36	78
Total other operating expenses	206	239	227	(14)	(9)	677	696	(3)
Total operating expenses	611	640	615	(5)	(1)	1,894	1,879	1
Income before taxes	287	347	252	(17)	14	1,035	788	31
Statement of operations metrics (%)
Cost/income ratio	66.9	64.5	70.7	–	–	64.2	70.1	–
Net revenue detail (CHF million)
Net interest income	382	394	367	(3)	4	1,164	1,069	9
Recurring commissions and fees	302	313	300	(4)	1	922	892	3
Transaction- and performance-based revenues	229	285	203	(20)	13	825	718	15
Other revenues	0	0	0	–	–	37	1	–
Net revenues	913	992	870	(8)	5	2,948	2,680	10
Margins on assets under management (annualized) (bp)
Gross margin [1]	99	107	101	–	–	107	106	–
Net margin [2]	31	37	29	–	–	37	31	–
Number of relationship managers
Number of relationship managers	1,120	1,120	1,130	0	(1)	1,120	1,130	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
In 3Q18, provision for credit losses was CHF 15 million, primarily related to a single case, compared to CHF 5 million in 2Q18 and CHF 3 million in 3Q17.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 611 million were 5% lower, mainly driven by lower general and administrative expenses, primarily reflecting lower allocated corporate function costs and lower litigation provisions.
Compared to 3Q17, total operating expenses were stable, mainly driven by higher compensation and benefits and higher restructuring expenses, offset by lower general and administrative expenses. Compensation and benefits of CHF 405 million increased 4%, primarily reflecting higher allocated corporate function costs. Restructuring expenses of CHF 21 million increased CHF 12 million, primarily reflecting higher general and administrative-related expenses. General and administrative expenses decreased 15%, mainly reflecting lower litigation provisions and lower allocated corporate function costs, partially offset by higher professional services fees.

margins
Gross margin
Our gross margin was 99 basis points in 3Q18, a decrease of eight basis points compared to 2Q18, primarily driven by lower transaction- and performance-based revenues on stable average assets under management. Our gross margin was two basis points lower compared to 3Q17, mainly reflecting an increase of 6.6% in average assets under management, partially offset by higher transaction- and performance-based revenues and higher net interest income.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 31 basis points in 3Q18, a decrease of six basis points compared to 2Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses on stable average assets under management. Our net margin was two basis points higher compared to 3Q17, mainly reflecting higher net revenues, partially offset by the 6.6% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 33 basis points in 3Q18, seven basis points lower compared to 2Q18 and two basis points higher compared to 3Q17.
Assets under management
As of the end of 3Q18, assets under management of CHF 368.4 billion were CHF 2.3 billion lower compared to the end of 2Q18, reflecting unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 3.0 billion and favorable market movements. Net new assets mainly reflected inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Assets under management (CHF billion)
Assets under management	368.4	370.7	355.3	(0.6)	3.7	368.4	355.3	3.7
Average assets under management	369.0	371.7	346.0	(0.7)	6.6	369.0	336.8	9.6
Assets under management by currency (CHF billion)
USD	172.7	171.8	159.6	0.5	8.2	172.7	159.6	8.2
EUR	115.5	117.8	105.4	(2.0)	9.6	115.5	105.4	9.6
CHF	17.7	17.7	22.4	0.0	(21.0)	17.7	22.4	(21.0)
Other	62.5	63.4	67.9	(1.4)	(8.0)	62.5	67.9	(8.0)
Assets under management	368.4	370.7	355.3	(0.6)	3.7	368.4	355.3	3.7
Growth in assets under management (CHF billion)
Net new assets	3.0	5.2	3.6	–	–	13.7	12.9	–
Other effects	(5.3)	(4.2)	15.3	–	–	(12.2)	19.2	–
of which market movements	2.0	0.4	6.4	–	–	1.7	18.8	–
of which foreign exchange	(7.3)	0.5	9.0	–	–	(9.9)	(1.7)	–
of which other	0.0	(5.1)	(0.1)	–	–	(4.0)	2.1	–
Growth in assets under management	(2.3)	1.0	18.9	–	–	1.5	32.1	–
Growth in assets under management (annualized) (%)
Net new assets	3.2	5.6	4.3	–	–	5.0	5.3	–
Other effects	(5.7)	(4.5)	18.2	–	–	(4.5)	7.9	–
Growth in assets under management (annualized)	(2.5)	1.1	22.5	–	–	0.5	13.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.6	5.1	4.3	–	–	–	–	–
Other effects	(0.9)	5.1	9.8	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.7	10.2	14.1	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	352	352	392	0	(10)	1,064	1,067	0
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	139	164	171	(15)	(19)	479	520	(8)
General and administrative expenses	94	81	95	16	(1)	253	257	(2)
Commission expenses	21	18	16	17	31	54	44	23
Restructuring expenses	7	3	7	133	0	18	23	(22)
Total other operating expenses	122	102	118	20	3	325	324	0
Total operating expenses	261	266	289	(2)	(10)	804	844	(5)
Income before taxes	91	86	103	6	(12)	260	223	17
Statement of operations metrics (%)
Cost/income ratio	74.1	75.6	73.7	–	–	75.6	79.1	–
Net revenue detail (CHF million)
Management fees	279	278	252	0	11	824	748	10
Performance and placement revenues	32	38	59	(16)	(46)	97	134	(28)
Investment and partnership income	41	36	81	14	(49)	143	185	(23)
Net revenues	352	352	392	0	(10)	1,064	1,067	0
of which recurring commissions and fees	257	252	238	2	8	749	690	9
of which transaction- and performance-based revenues	124	120	136	3	(9)	366	377	(3)
of which other revenues	(29)	(20)	18	45	–	(51)	0	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 91 million increased 6% compared to 2Q18, mainly reflecting slightly lower total operating expenses. Income before taxes decreased 12% compared to 3Q17, with lower net revenues, partially offset by lower total operating expenses. Adjusted income before taxes of CHF 103 million increased 16% compared to 2Q18 and decreased 6% compared to 3Q17.
Net revenues
Compared to 2Q18, net revenues of CHF 352 million were stable, driven by higher investment and partnership income, offset by lower performance and placement revenues. Investment and partnership income increased CHF 5 million to CHF 41 million, mainly driven by higher private equity income and higher income from a single manager hedge fund, partially offset by lower revenues from the systematic market making business. Performance and placement revenues decreased CHF 6 million to CHF 32 million, mainly due to lower performance fees and lower placement fees. Management fees of CHF 279 million were stable.
Compared to 3Q17, net revenues decreased 10%, mainly driven by lower investment and partnership income and lower performance and placement revenues, partially offset by higher management fees. Investment and partnership income decreased CHF 40 million, mainly driven by a decrease in revenues from the systematic market making business, an equity participation gain from AMF in 3Q17 and lower revenues from the real estate sector. This decrease was partially offset by higher private equity income and higher revenues from a single manager hedge fund. Performance and placement revenues decreased CHF 27 million, mainly reflecting investment-related losses compared to gains in 3Q17 and lower performance fees, partially offset by higher placement fees. Management fees increased 11%, reflecting higher average assets under management.

Total operating expenses
Compared to 2Q18, total operating expenses of CHF 261 million decreased slightly, mainly due to lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 139 million decreased 15%, mainly due to lower discretionary compensation expenses, lower salary expenses and lower social security expenses. General and administrative expenses of CHF 94 million were 16% higher, mainly driven by higher professional services fees.
Compared to 3Q17, total operating expenses were 10% lower, mainly reflecting lower compensation and benefits. Compensation and benefits decreased 19%, mainly reflecting lower discretionary compensation expenses, lower salary expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses were stable, mainly reflecting lower allocated corporate function costs and lower professional services fees, offset by higher advertising and marketing expenses.
Assets under management
As of the end of 3Q18, assets under management of CHF 403.7 billion were CHF 2.3 billion higher compared to the end of 2Q18, reflecting net new assets of CHF 4.5 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets mainly reflected inflows from alternative and traditional investments, partially offset by outflows from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Assets under management (CHF billion)
Traditional investments	227.1	224.3	208.7	1.2	8.8	227.1	208.7	8.8
Alternative investments	130.8	127.9	120.3	2.3	8.7	130.8	120.3	8.7
Investments and partnerships	45.8	49.2	47.3	(6.9)	(3.2)	45.8	47.3	(3.2)
Assets under management	403.7	401.4	376.3	0.6	7.3	403.7	376.3	7.3
Average assets under management	403.8	399.2	374.4	1.2	7.9	396.5	363.2	9.2
Assets under management by currency (CHF billion)
USD	113.3	111.2	96.8	1.9	17.0	113.3	96.8	17.0
EUR	51.3	50.0	45.7	2.6	12.3	51.3	45.7	12.3
CHF	187.4	184.6	177.2	1.5	5.8	187.4	177.2	5.8
Other	51.7	55.6	56.6	(7.0)	(8.7)	51.7	56.6	(8.7)
Assets under management	403.7	401.4	376.3	0.6	7.3	403.7	376.3	7.3
Growth in assets under management (CHF billion)
Net new assets [1]	4.5	8.0	1.1	–	–	21.5	18.9	–
Other effects	(2.2)	2.2	9.2	–	–	(3.4)	35.8	–
of which market movements	3.3	1.0	4.5	–	–	2.2	14.9	–
of which foreign exchange	(5.5)	1.6	4.7	–	–	(5.1)	(3.1)	–
of which other	0.0	(0.4)	0.0	–	–	(0.5)	24.0	–
Growth in assets under management	2.3	10.2	10.3	–	–	18.1	54.7	–
Growth in assets under management (annualized) (%)
Net new assets	4.5	8.2	1.2	–	–	7.4	7.8	–
Other effects	(2.2)	2.2	10.1	–	–	(1.1)	14.9	–
Growth in assets under management	2.3	10.4	11.3	–	–	6.3	22.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.1	5.3	4.5	–	–	–	–	–
Other effects	1.2	4.4	11.5	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	7.3	9.7	16.0	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 3Q18, we reported income before taxes of CHF 176 million and net revenues of CHF 811 million. Income before taxes decreased 19% compared to 2Q18 and 3Q17. Adjusted income before taxes decreased 30% compared to 2Q18 and decreased 18% compared to 3Q17.
Results Summary
3Q18 results
In 3Q18, we reported income before taxes of CHF 176 million and net revenues of CHF 811 million. In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Asia Pacific decreased CHF 5 million and CHF 6 million in 3Q18 and 2Q18, respectively.
Compared to 2Q18, net revenues decreased 11%, primarily driven by lower revenues in our Markets business, mainly reflecting lower fixed income sales and trading revenues. Total operating expenses of CHF 625 million decreased 9%, mainly driven by lower general and administrative expenses, primarily due to lower litigation provisions, lower compensation and benefits and lower restructuring expenses.
Compared to 3Q17, net revenues decreased 9%, primarily driven by lower revenues in our Markets business across all revenue categories. Total operating expenses decreased 6%, primarily due to lower compensation and benefits, lower commission expenses and general and administration expenses.
Adjusted income before taxes of CHF 186 million decreased 30% compared to 2Q18 and decreased 18% compared to 3Q17.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of CHF 34.0 billion, an increase of CHF 0.4 billion compared to the end of 2Q18, primarily reflecting business growth, largely offset by foreign exchange movements. Leverage exposure was CHF 107.5 billion, a decrease of CHF 10.2 billion compared to the end of 2Q18, mainly driven by lower HQLA, lower business growth and foreign exchange movements.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	811	914	890	(11)	(9)	2,716	2,619	4
Provision for credit losses	10	7	5	43	100	27	8	238
Compensation and benefits	372	390	397	(5)	(6)	1,173	1,208	(3)
General and administrative expenses	188	227	195	(17)	(4)	674	614	10
Commission expenses	56	53	65	6	(14)	180	196	(8)
Restructuring expenses	9	20	10	(55)	(10)	35	40	(13)
Total other operating expenses	253	300	270	(16)	(6)	889	850	5
Total operating expenses	625	690	667	(9)	(6)	2,062	2,058	0
Income before taxes	176	217	218	(19)	(19)	627	553	13
Statement of operations metrics (%)
Return on regulatory capital	12.5	14.8	16.8	–	–	15.0	13.9	–
Cost/income ratio	77.1	75.5	74.9	–	–	75.9	78.6	–
Number of employees (full-time equivalents)
Number of employees	7,300	7,170	7,050	2	4	7,300	7,050	4

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenues (CHF million)
Wealth Management & Connected	557	564	548	(1)	2	1,784	1,696	5
Markets	254	350	342	(27)	(26)	932	923	1
Net revenues	811	914	890	(11)	(9)	2,716	2,619	4
Provision for credit losses (CHF million)
New provisions	12	9	8	33	50	32	19	68
Releases of provisions	(2)	(2)	(3)	0	(33)	(5)	(11)	(55)
Provision for credit losses	10	7	5	43	100	27	8	238
Balance sheet statistics (CHF million)
Total assets	100,056	109,336	95,919	(8)	4	100,056	95,919	4
Net loans	42,470	44,487	43,066	(5)	(1)	42,470	43,066	(1)
of which Private Banking	33,337	35,926	35,795	(7)	(7)	33,337	35,795	(7)
Risk-weighted assets	34,001	33,577	31,237	1	9	34,001	31,237	9
Leverage exposure	107,513	117,721	106,128	(9)	1	107,513	106,128	1
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	557	564	548	254	350	342	811	914	890
Provision for credit losses	1	6	5	9	1	0	10	7	5
Total operating expenses	376	390	370	249	300	297	625	690	667
Restructuring expenses	(3)	(11)	(5)	(6)	(9)	(5)	(9)	(20)	(10)
Major litigation provisions	(1)	(29)	0	0	0	0	(1)	(29)	0
Adjusted total operating expenses	372	350	365	243	291	292	615	641	657
Income/(loss) before taxes	180	168	173	(4)	49	45	176	217	218
Total adjustments	4	40	5	6	9	5	10	49	10
Adjusted income before taxes	184	208	178	2	58	50	186	266	228
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.2	18.3	17.6
	Wealth Management & Connected		Markets		Asia Pacific
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,784	1,696	932	923	2,716	2,619
Provision for credit losses	16	8	11	0	27	8
Total operating expenses	1,215	1,118	847	940	2,062	2,058
Restructuring expenses	(17)	(11)	(18)	(29)	(35)	(40)
Major litigation provisions	(78)	0	0	0	(78)	0
Adjusted total operating expenses	1,120	1,107	829	911	1,949	2,018
Income/(loss) before taxes	553	570	74	(17)	627	553
Total adjustments	95	11	18	29	113	40
Adjusted income before taxes	648	581	92	12	740	593
Adjusted return on regulatory capital (%)	–	–	–	–	17.7	15.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 180 million increased 7% compared to 2Q18, mainly reflecting lower total operating expenses and lower provision for credit losses. Compared to 3Q17, income before taxes increased 4%, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 184 million decreased 12% compared to 2Q18 and increased slightly compared to 3Q17.
Net revenues
Net revenues of CHF 557 million were stable compared to 2Q18, mainly reflecting lower transaction-based revenues and lower recurring commissions and fees, offset by higher advisory, underwriting and financing revenues. Transaction-based revenues decreased 10% to CHF 128 million, primarily reflecting lower brokerage and product issuing fees. Recurring commissions and fees decreased 7% to CHF 104 million, primarily reflecting lower wealth structuring solutions and investment product fees. Net interest income was slightly lower, mainly reflecting lower loan margins on lower average loan volumes, largely offset by higher treasury revenues. Advisory, underwriting and financing revenues increased 12% to CHF 170 million, primarily due to higher financing revenues, partially offset by lower equity underwriting revenues.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	557	564	548	(1)	2	1,784	1,696	5
Provision for credit losses	1	6	5	(83)	(80)	16	8	100
Compensation and benefits	261	238	250	10	4	769	761	1
General and administrative expenses	99	129	98	(23)	1	388	300	29
Commission expenses	13	12	17	8	(24)	41	46	(11)
Restructuring expenses	3	11	5	(73)	(40)	17	11	55
Total other operating expenses	115	152	120	(24)	(4)	446	357	25
Total operating expenses	376	390	370	(4)	2	1,215	1,118	9
Income before taxes	180	168	173	7	4	553	570	(3)
of which Private Banking	133	148	140	(10)	(5)	451	428	5
Statement of operations metrics (%)
Cost/income ratio	67.5	69.1	67.5	–	–	68.1	65.9	–
Net revenue detail (CHF million)
Private Banking	387	412	400	(6)	(3)	1,254	1,216	3
of which net interest income	155	158	144	(2)	8	472	473	0
of which recurring commissions and fees	104	112	97	(7)	7	327	281	16
of which transaction-based revenues	128	142	159	(10)	(19)	455	462	(2)
Advisory, underwriting and financing	170	152	148	12	15	530	480	10
Net revenues	557	564	548	(1)	2	1,784	1,696	5
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	76	80	87	–	–	83	91	–
Net margin [2]	26	29	30	–	–	30	32	–
Number of relationship managers
Number of relationship managers	600	610	590	(2)	2	600	590	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 3Q17, net revenues were slightly higher, mainly reflecting higher advisory, underwriting and financing revenues and higher net interest income, largely offset by lower transaction-based revenues. Advisory, underwriting and financing revenues increased 15%, primarily due to higher financing revenues and higher equity underwriting revenues, partially offset by lower debt underwriting revenues. Net interest income increased 8%, reflecting higher loan and deposit margins on higher average volumes. Recurring commissions and fees increased 7%, mainly due to higher fees from lending activities, discretionary mandates and investment advisory. Transaction-based revenues decreased 19%, primarily reflecting lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 3Q18, Wealth Management & Connected recorded a provision for credit losses of CHF 1 million, compared to a provision for credit losses of CHF 6 million in 2Q18 and CHF 5 million in 3Q17.
Total operating expenses
Total operating expenses of CHF 376 million decreased 4% compared to 2Q18, mainly reflecting lower general and administrative expenses and lower restructuring expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 23% to CHF 99 million, mainly due to lower litigation provisions. Litigation provisions in 2Q18 included provisions related to the US Department of Justice and US Securities and Exchange Commission (SEC) investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013. Restructuring expenses were CHF 3 million compared to CHF 11 million in 2Q18. Compensation and benefits increased 10% to CHF 261 million, primarily driven by higher discretionary compensation expenses. Adjusted total operating expenses of CHF 372 million increased 6% compared to 2Q18.
Compared to 3Q17, total operating expenses increased slightly, primarily reflecting higher compensation and benefits, largely offset by lower commission expenses. Compensation and benefits increased 4%, primarily driven by higher discretionary compensation expenses. General and administrative expenses were stable.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 76 basis points in 3Q18, four basis points lower compared to 2Q18, mainly reflecting lower transaction-based revenues and lower recurring commissions and fees. Compared to 3Q17, our gross margin was eleven basis points lower, mainly reflecting a 10.9% increase in average assets under management and lower transaction-based revenues.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 26 basis points in 3Q18, three basis points lower compared to 2Q18, mainly reflecting the lower net revenues, partially offset by lower provisions for credit losses. Compared to 3Q17, our net margin was four basis points lower, mainly reflecting the lower net revenues and the increase in average assets under management.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 3Q18, assets under management of CHF 207.5 billion were CHF 1.9 billion higher compared to the end of 2Q18, reflecting net new assets of CHF 6.4 billion, largely offset by unfavorable foreign exchange-related movements. Net new assets primarily reflected inflows across most of our markets and include certain major client inflows, despite continued deleveraging across Asia Pacific.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Assets under management (CHF billion)
Assets under management	207.5	205.6	190.0	0.9	9.2	207.5	190.0	9.2
Average assets under management	204.2	205.4	184.1	(0.6)	10.9	202.4	177.7	13.9
Assets under management by currency (CHF billion)
USD	108.0	107.3	96.9	0.7	11.5	108.0	96.9	11.5
EUR	6.0	6.5	6.5	(7.7)	(7.7)	6.0	6.5	(7.7)
CHF	1.8	1.8	1.8	0.0	0.0	1.8	1.8	0.0
Other	91.7	90.0	84.8	1.9	8.1	91.7	84.8	8.1
Assets under management	207.5	205.6	190.0	0.9	9.2	207.5	190.0	9.2
Growth in assets under management (CHF billion)
Net new assets	6.4	3.4	5.8	–	–	16.0	15.6	–
Other effects	(4.5)	3.1	6.4	–	–	(5.3)	7.5	–
of which market movements	(0.3)	(1.9)	3.8	–	–	(4.1)	13.4	–
of which foreign exchange	(4.2)	4.9	2.6	–	–	(2.5)	(5.8)	–
of which other	0.0	0.1	0.0	–	–	1.3	(0.1)	–
Growth in assets under management	1.9	6.5	12.2	–	–	10.7	23.1	–
Growth in assets under management (annualized) (%)
Net new assets	12.5	6.8	13.0	–	–	10.8	12.5	–
Other effects	(8.8)	6.3	14.4	–	–	(3.6)	6.0	–
Growth in assets under management (annualized)	3.7	13.1	27.4	–	–	7.2	18.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	9.1	9.4	9.7	–	–	–	–	–
Other effects	0.1	6.2	3.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	9.2	15.6	13.1	–	–	–	–	–
markets
Results
Loss before taxes of CHF 4 million was reported in 3Q18 compared to income before taxes of CHF 49 million in 2Q18. The decrease of CHF 53 million primarily reflected lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. Compared to the income before taxes of CHF 45 million in 3Q17, the decrease of CHF 49 million primarily reflected lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses.
Net revenues
Net revenues of CHF 254 million decreased 27% compared to 2Q18, reflecting lower fixed income sales and trading revenues and equity sales and trading revenues. Fixed income sales and trading revenues decreased 69% to CHF 37 million, mainly from lower revenues from emerging markets rates products, reflecting unfavorable market conditions and decreased client activity. Equity sales and trading revenues decreased 6% to CHF 217 million, reflecting unfavorable market conditions.
Compared to 3Q17, net revenues decreased 26%, reflecting lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 17%, mainly due to lower revenues from equity derivatives, and reflected decreased client activity. Fixed income sales and trading revenues decreased 54%, mainly driven by lower revenues from emerging markets rates products, primarily from unfavorable market conditions and decreased client activity.

Results - Markets
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	254	350	342	(27)	(26)	932	923	1
Provision for credit losses	9	1	0	–	–	11	0	–
Compensation and benefits	111	152	147	(27)	(24)	404	447	(10)
General and administrative expenses	89	98	97	(9)	(8)	286	314	(9)
Commission expenses	43	41	48	5	(10)	139	150	(7)
Restructuring expenses	6	9	5	(33)	20	18	29	(38)
Total other operating expenses	138	148	150	(7)	(8)	443	493	(10)
Total operating expenses	249	300	297	(17)	(16)	847	940	(10)
Income/(loss) before taxes	(4)	49	45	–	–	74	(17)	–
Statement of operations metrics (%)
Cost/income ratio	98.0	85.7	86.8	–	–	90.9	101.8	–
Net revenue detail (CHF million)
Equity sales and trading	217	230	262	(6)	(17)	690	684	1
Fixed income sales and trading	37	120	80	(69)	(54)	242	239	1
Net revenues	254	350	342	(27)	(26)	932	923	1
Provision for credit losses
In 3Q18, Markets recorded a provision for credit losses of CHF 9 million, compared to a provision for credit losses of CHF 1 million in 2Q18. The higher provision for credit losses in 3Q18 was related to a single case.
Total operating expenses
Total operating expenses of CHF 249 million decreased 17% compared to 2Q18, mainly due to lower compensation and benefits. Compensation and benefits decreased 27% to CHF 111 million, primarily driven by lower discretionary compensation expenses. General and administrative expenses decreased 9% to CHF 89 million, mainly due to lower IT infrastructure expenses.
Compared to 3Q17, total operating expenses decreased 16%, mainly reflecting lower compensation and benefits, lower general and administrative expenses and lower commission expenses. Compensation and benefits decreased 24%, primarily driven by lower discretionary compensation expenses, lower employee benefits, lower deferred compensation expenses from prior-year awards and lower salary expenses following our restructuring efforts. General and administrative expenses decreased 8%, mainly due to lower IT infrastructure expenses.

Global Markets
In 3Q18, we reported a loss before taxes of CHF 96 million and net revenues of CHF 1,043 million. Net revenues decreased 27% compared to 2Q18, reflecting less favorable operating conditions and a seasonal decline in client activity.
Results Summary
3Q18 results
In 3Q18, we reported a loss before taxes of CHF 96 million and net revenues of CHF 1,043 million. Compared to 2Q18, net revenues decreased 27%, due to reduced trading volumes and lower levels of volatility. Net revenues decreased 17% compared to 3Q17, reflecting lower client activity across most fixed income and equity products and the impact of rationalizing our macro and emerging markets businesses, partially offset by continued momentum in our equity derivatives business.
Total operating expenses of CHF 1,136 million decreased 10% compared to 2Q18, reflecting lower general and administrative and commission expenses and reduced compensation and benefits, partially offset by higher restructuring costs. Compared to 3Q17, total operating expenses decreased 4%, reflecting lower general and administrative and commission expenses, partially offset by higher restructuring costs.
Adjusted loss before taxes was CHF 22 million in 3Q18, compared to adjusted income before taxes of CHF 204 million in 2Q18 and adjusted income before taxes of CHF 98 million in 3Q17.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of USD 58.7 billion, stable compared to the end of 2Q18. Leverage exposure was USD 255.1 billion, a decrease of USD 12.9 billion compared to the end of 2Q18, primarily due to lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	1,043	1,426	1,262	(27)	(17)	4,015	4,388	(9)
Provision for credit losses	3	12	6	(75)	(50)	19	23	(17)
Compensation and benefits	566	595	568	(5)	0	1,778	1,887	(6)
General and administrative expenses	397	484	451	(18)	(12)	1,334	1,349	(1)
Commission expenses	109	131	139	(17)	(22)	375	405	(7)
Restructuring expenses	64	56	27	14	137	162	79	105
Total other operating expenses	570	671	617	(15)	(8)	1,871	1,833	2
Total operating expenses	1,136	1,266	1,185	(10)	(4)	3,649	3,720	(2)
Income/(loss) before taxes	(96)	148	71	–	–	347	645	(46)
Statement of operations metrics (%)
Return on regulatory capital	(3.0)	4.2	2.0	–	–	3.5	6.1	–
Cost/income ratio	108.9	88.8	93.9	–	–	90.9	84.8	–
Number of employees (full-time equivalents)
Number of employees	11,250	11,270	11,760	0	(4)	11,250	11,760	(4)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	513	803	698	(36)	(27)	2,176	2,375	(8)
Equity sales and trading	374	489	383	(24)	(2)	1,353	1,372	(1)
Underwriting	268	249	240	8	12	805	801	0
Other	(112)	(115)	(59)	(3)	90	(319)	(160)	99
Net revenues	1,043	1,426	1,262	(27)	(17)	4,015	4,388	(9)
Balance sheet statistics (CHF million, except where indicated)
Total assets	215,246	228,941	239,910	(6)	(10)	215,246	239,910	(10)
Risk-weighted assets	57,338	58,918	55,993	(3)	2	57,338	55,993	2
Risk-weighted assets (USD)	58,691	59,365	57,868	(1)	1	58,691	57,868	1
Leverage exposure	249,240	266,020	281,531	(6)	(11)	249,240	281,531	(11)
Leverage exposure (USD)	255,121	268,037	290,958	(5)	(12)	255,121	290,958	(12)
Reconciliation of adjusted results
	Global Markets
in	3Q18	2Q18	3Q17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,043	1,426	1,262	4,015	4,388
Provision for credit losses	3	12	6	19	23
Total operating expenses	1,136	1,266	1,185	3,649	3,720
Restructuring expenses	(64)	(56)	(27)	(162)	(79)
Major litigation provisions	(10)	0	0	(10)	0
Adjusted total operating expenses	1,062	1,210	1,158	3,477	3,641
Income/(loss) before taxes	(96)	148	71	347	645
Total adjustments	74	56	27	172	79
Adjusted income/(loss) before taxes	(22)	204	98	519	724
Adjusted return on regulatory capital (%)	(0.7)	5.8	2.8	5.2	6.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Global Markets increased CHF 14 million and CHF 7 million in 3Q18 and 2Q18, respectively.
Fixed income sales and trading
In 3Q18, fixed income sales and trading revenues of CHF 513 million decreased 36% compared to 2Q18, reflecting lower securitized products and leveraged finance revenues and challenging macroeconomic conditions in emerging markets. Securitized products revenues decreased compared to 2Q18, reflecting significantly lower trading activity, primarily due to more challenging market conditions, which resulted in reduced client activity. Global credit products revenues decreased, primarily due to lower leveraged finance trading activity, partially offset by higher investment grade trading activity. Emerging markets revenues declined, reflecting lower financing and structured credit revenues particularly in Europe, Middle East and Africa (EMEA) and lower trading and financing revenues in Brazil. In addition, macro products revenues decreased, primarily due to lower results in our foreign exchange business.
Fixed income sales and trading revenues decreased 27% compared to 3Q17, reflecting less favorable market conditions, particularly in our credit franchise, coupled with the adverse impact of rationalizing our emerging markets and macro businesses. Securitized products revenues decreased compared to a strong 3Q17, reflecting reduced client trading activity, partially offset by continued momentum in our asset finance business. Emerging markets revenues decreased, primarily driven by lower trading activity in Brazil due to geopolitical uncertainty over the presidential election. Macro revenues increased, reflecting higher foreign exchange client activity, albeit from subdued levels, given improved market volatility, partially offset by the adverse impact of rationalizing the business. In addition, global credit products revenues increased slightly, reflecting higher investment grade and leveraged finance trading results.
Equity sales and trading
In 3Q18, equity sales and trading revenues of CHF 374 million decreased 24% compared to 2Q18, reflecting a seasonal decline in client activity and a decline in market volatility. Equity derivatives revenues declined across flow, structured and corporate equity derivatives compared to a strong 2Q18. Prime services revenues decreased reflecting a seasonal decline in client activity across prime brokerage and client financing, particularly in EMEA. These declines were partially offset by higher cash equities revenues due to increased secondary client activity.
Equity sales and trading revenues decreased 2% compared to 3Q17, reflecting lower cash equities and prime services revenues, partially offset by increased equity derivatives revenues. Cash equities revenues decreased, as we rationalized our business in emerging markets. In addition, prime services revenues decreased reflecting lower prime brokerage revenues, partially offset by higher commissions in listed derivatives. These declines were partially offset by increased equity derivatives revenues reflecting higher corporate, flow and structured derivatives revenues.
Underwriting
In 3Q18, underwriting revenues of CHF 268 million increased 8% compared to 2Q18, reflecting higher debt underwriting revenues, partially offset by lower equity underwriting revenues. Debt underwriting revenues increased, reflecting higher investment grade and leveraged finance results. This was partially offset by lower equity underwriting revenues, due to a seasonal decline in client activity.
Underwriting revenues increased 12% compared to 3Q17, reflecting higher equity and debt underwriting revenues. Equity underwriting revenues increased, reflecting higher equity issuance activity. Debt underwriting revenues increased, due to higher investment grade, financing and structured credit revenues.
Provision for credit losses
In 3Q18, we recorded provision for credit losses of CHF 3 million, compared to CHF 12 million in 2Q18 and CHF 6 million in 3Q17.
Total operating expenses
In 3Q18, total operating expenses of CHF 1,136 million decreased 10% compared to 2Q18, reflecting lower general and administrative and commission expenses and reduced compensation and benefits, partially offset by higher restructuring costs. General and administrative expenses decreased, primarily reflecting lower allocated corporate function costs. Compensation and benefits decreased, as lower social security expenses in connection with prior year awards and lower salary expenses were partially offset by higher discretionary compensation expenses. During 3Q18, we incurred restructuring costs of CHF 64 million.
Compared to 3Q17, total operating expenses decreased 4%, reflecting lower general and administrative and commission expenses, partially offset by higher restructuring costs. General and administrative expenses decreased, primarily due to lower professional services fees. Compensation and benefits were stable, as lower salary expenses and deferred compensation from prior-year awards were offset by higher discretionary compensation expenses. Restructuring costs in 3Q18 increased significantly, due to targeted headcount reductions. Adjusted total operating expenses decreased 8% compared to 3Q17.

Investment Banking & Capital Markets
In 3Q18, we reported income before taxes of CHF 70 million and net revenues of CHF 530 million. Net revenues increased 16% compared to 3Q17, reflecting strength in the M&A business, and decreased 18% compared to a strong and seasonally higher 2Q18.
Results Summary
3Q18 results
In 3Q18, we reported income before taxes of CHF 70 million, a decrease of 36% compared to 2Q18, driven by lower net revenues reflecting a seasonal slowdown and lower client activity, partially offset by lower operating expenses. Net revenues of CHF 530 million decreased 18% compared to 2Q18, driven by lower revenues from debt underwriting, advisory and other fees and equity underwriting. Compared to 2Q18, debt underwriting revenues decreased 18%, revenues from advisory and other fees decreased 11% and equity underwriting revenues decreased 13%. Total operating expenses of CHF 457 million decreased 12%, driven by lower compensation and benefits, restructuring costs and general and administrative expenses.
Compared to 3Q17, our reported income before taxes increased 100% in 3Q18, driven by higher net revenues, partially offset by increased operating expenses. Net revenues increased 16% driven by higher revenues from advisory and other fees and equity underwriting, partially offset by lower revenues from debt underwriting. Revenues from advisory and other fees increased 32%, and revenues from equity underwriting increased 40%, while debt underwriting revenues decreased 4%. Total operating expenses increased 11%, primarily driven by higher compensation and benefits and general and administrative expenses.
Adjusted income before taxes was CHF 87 million in 3Q18, compared to CHF 141 million in 2Q18 and CHF 51 million in 3Q17.
Capital and leverage metrics
As of the end of 3Q18, risk-weighted assets were USD 23.0 billion, an increase of USD 0.3 billion compared to the end of 2Q18. Leverage exposure was USD 42.1 billion, a decrease of USD 1.7 billion compared to the end of 2Q18, primarily driven by lower HQLA and underwriting commitments.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	530	644	457	(18)	16	1,702	1,574	8
Provision for credit losses	3	15	12	(80)	(75)	19	31	(39)
Compensation and benefits	325	367	293	(11)	11	1,008	944	7
General and administrative expenses	112	120	99	(7)	13	353	304	16
Commission expenses	3	1	2	200	50	5	5	0
Restructuring expenses	17	31	16	(45)	6	78	28	179
Total other operating expenses	132	152	117	(13)	13	436	337	29
Total operating expenses	457	519	410	(12)	11	1,444	1,281	13
Income before taxes	70	110	35	(36)	100	239	262	(9)
Statement of operations metrics (%)
Return on regulatory capital	8.9	13.9	5.2	–	–	10.4	13.2	–
Cost/income ratio	86.2	80.6	89.7	–	–	84.8	81.4	–
Number of employees (full-time equivalents)
Number of employees	3,140	3,040	3,260	3	(4)	3,140	3,260	(4)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenue detail (CHF million)
Advisory and other fees	237	265	180	(11)	32	674	564	20
Debt underwriting	223	272	233	(18)	(4)	751	781	(4)
Equity underwriting	91	105	65	(13)	40	299	273	10
Other	(21)	2	(21)	–	0	(22)	(44)	(50)
Net revenues	530	644	457	(18)	16	1,702	1,574	8
Balance sheet statistics (CHF million, except where indicated)
Total assets	16,116	18,546	20,477	(13)	(21)	16,116	20,477	(21)
Risk-weighted assets	22,448	22,520	19,486	0	15	22,448	19,486	15
Risk-weighted assets (USD)	22,978	22,691	20,138	1	14	22,978	20,138	14
Leverage exposure	41,089	43,441	42,794	(5)	(4)	41,089	42,794	(4)
Leverage exposure (USD)	42,058	43,770	44,227	(4)	(5)	42,058	44,227	(5)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q18	2Q18	3Q17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	530	644	457	1,702	1,574
Provision for credit losses	3	15	12	19	31
Total operating expenses	457	519	410	1,444	1,281
Restructuring expenses	(17)	(31)	(16)	(78)	(28)
Adjusted total operating expenses	440	488	394	1,366	1,253
Income before taxes	70	110	35	239	262
Total adjustments	17	31	16	78	28
Adjusted income before taxes	87	141	51	317	290
Adjusted return on regulatory capital (%)	11.0	17.8	7.6	13.8	14.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Investment Banking & Capital Markets increased CHF 12 million and CHF 21 million in 3Q18 and 2Q18, respectively.
Advisory and other fees
In 3Q18, revenues from advisory and other fees of CHF 237 million decreased 11% compared to 2Q18, reflecting lower revenues from completed M&A transactions.
Compared to 3Q17, revenues increased 32%, driven by higher revenues from completed M&A transactions, reflecting higher client activity and an increase in our share of wallet across EMEA and the Americas.
Debt underwriting
In 3Q18, debt underwriting revenues of CHF 223 million decreased 18% compared to 2Q18, primarily driven by lower leveraged finance and derivatives financing revenues, partially offset by higher revenues from UHNWI clients.
Compared to 3Q17, revenues decreased 4%, primarily driven by lower leveraged finance revenues, partially offset by higher revenues from UHNWI clients and derivatives financing revenues.
Equity underwriting
In 3Q18, revenues from equity underwriting of CHF 91 million decreased 13% compared to 2Q18, primarily driven by lower revenues from rights offerings and initial public offering (IPO) issuances.
Compared to 3Q17, revenues increased 40%, driven by higher IPO issuances and revenues from convertible bonds and equity derivatives.

Provision for credit losses
In 3Q18, we recorded provision for credit losses of CHF 3 million, compared to CHF 15 million in 2Q18. The decrease was driven by a release of provisions relating to two counterparties, partially offset by adverse developments on non-fair valued loans in our corporate lending portfolio. In 3Q17, we recorded provision for credit losses of CHF 12 million.
Total operating expenses
Total operating expenses of CHF 457 million decreased 12% compared to 2Q18, driven by lower compensation and benefits, restructuring costs and general and administrative expenses. Compensation and benefits of CHF 325 million decreased 11%, mainly driven by lower deferred fixed cash compensation and discretionary compensation expenses. During 3Q18, we incurred restructuring costs of CHF 17 million. General and administrative expenses decreased 7%, across various expense categories.
Compared to 3Q17, total operating expenses increased 11%, primarily driven by higher compensation and benefits and general and administrative expenses. Compensation and benefits increased 11%, reflecting higher discretionary compensation expenses. General and administrative expenses increased 13%, primarily driven by higher costs due to the adoption of the new revenue recognition accounting standard.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,020	1,156	950	(12)	7	3,282	3,099	6
of which advisory and other fees	291	313	237	(7)	23	855	707	21
of which debt underwriting	498	568	544	(12)	(8)	1,682	1,773	(5)
of which equity underwriting	231	275	169	(16)	37	745	619	20

Strategic Resolution Unit
In 3Q18, we reported a loss before taxes of CHF 307 million and decreased our risk-weighted assets by USD 0.9 billion and our leverage exposure by USD 5.4 billion compared to 2Q18.
results summary
3Q18 results
In 3Q18, we reported a loss before taxes of CHF 307 million compared to losses of CHF 368 million in 2Q18 and CHF 578 million in 3Q17. In 3Q18, we reported an adjusted loss before taxes of CHF 268 million, compared to adjusted losses of CHF 328 million in 2Q18 and CHF 469 million in 3Q17.
We reported negative net revenues of CHF 154 million in 3Q18, driven by overall funding costs and valuation adjustments, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 3Q18 primarily reflected mark to market losses on our legacy investment banking portfolio. Total operating expenses in 3Q18 were CHF 150 million, including CHF 58 million of general and administrative expenses, of which CHF 14 million were litigation provisions, and CHF 61 million of compensation and benefits.
In 3Q18, we reported adjusted total operating expenses of CHF 111 million, compared to CHF 153 million in 2Q18 and CHF 222 million in 3Q17.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of USD 19.8 billion, a decrease of USD 0.9 billion and USD 17.3 billion compared to the end of 2Q18 and 3Q17, respectively. Leverage exposure was USD 33.6 billion as of the end of 3Q18, a decrease of USD 5.4 billion and USD 33.9 billion compared to the end of 2Q18 and 3Q17, respectively. These reductions were achieved through various initiatives across the derivatives portfolio and the mitigation of certain loan exposures.
Results
Net revenues
We reported negative net revenues of CHF 154 million in 3Q18 compared to CHF 176 million in 2Q18 and CHF 255 million in 3Q17. Compared to 2Q18, the improvement was primarily driven by one-off gains in our legacy private banking business and lower negative valuation adjustments and exit costs, partially offset by higher overall funding costs.
Compared to 3Q17, the improvement was primarily driven by lower exit costs and lower overall funding costs.
Provision for credit losses
In 3Q18, we recorded a provision for credit losses of CHF 3 million compared to a release of provision for credit losses of CHF 1 million in 2Q18 and a release of provision for credit losses of CHF 8 million in 3Q17.
Divisional results
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Net revenues	(154)	(176)	(255)	(13)	(40)	(533)	(735)	(27)
of which from noncontrolling interests without significant economic interest	(12)	8	9	–	–	(6)	16	–
Provision for credit losses	3	(1)	(8)	–	–	2	29	(93)
Compensation and benefits	61	71	85	(14)	(28)	197	267	(26)
General and administrative expenses	58	107	216	(46)	(73)	291	587	(50)
of which litigation provisions	14	31	100	(55)	(86)	92	209	(56)
Commission expenses	3	2	9	50	(67)	9	23	(61)
Restructuring expenses	28	13	21	115	33	52	39	33
Total other operating expenses	89	122	246	(27)	(64)	352	649	(46)
Total operating expenses	150	193	331	(22)	(55)	549	916	(40)
of which from noncontrolling interests without significant economic interest	1	1	2	0	(50)	3	8	(63)
Income/(loss) before taxes	(307)	(368)	(578)	(17)	(47)	(1,084)	(1,680)	(35)
of which from noncontrolling interests without significant economic interest	(13)	7	7	–	–	(9)	8	–
Number of employees (full-time equivalents)
Number of employees	1,350	1,390	1,640	(3)	(18)	1,350	1,640	(18)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	0	5	(1)	(100)	100	1	31	(97)
Legacy cross-border and small markets businesses	13	13	26	0	(50)	42	97	(57)
Legacy asset management positions	10	2	(85)	400	–	12	(67)	–
Legacy investment banking portfolio	(86)	(126)	(115)	(32)	(25)	(331)	(576)	(43)
Legacy funding costs	(90)	(82)	(90)	10	0	(255)	(247)	3
Other	11	4	1	175	–	4	11	(64)
Noncontrolling interests without significant economic interest	(12)	8	9	–	–	(6)	16	–
Net revenues	(154)	(176)	(255)	(13)	(40)	(533)	(735)	(27)
Balance sheet statistics (CHF million, except where indicated)
Total assets	23,058	27,439	49,409	(16)	(53)	23,058	49,409	(53)
Risk-weighted assets	19,297	20,448	35,842	(6)	(46)	19,297	35,842	(46)
Risk-weighted assets (USD)	19,752	20,603	37,042	(4)	(47)	19,752	37,042	(47)
Leverage exposure	32,860	38,692	65,385	(15)	(50)	32,860	65,385	(50)
Leverage exposure (USD)	33,635	38,985	67,574	(14)	(50)	33,635	67,574	(50)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	3Q18	2Q18	3Q17	9M18	9M17
Adjusted results (CHF million)
Net revenues	(154)	(176)	(255)	(533)	(735)
Real estate gains	0	0	0	(1)	0
(Gains)/losses on business sales	0	0	0	0	(38)
Adjusted net revenues	(154)	(176)	(255)	(534)	(773)
Provision for credit losses	3	(1)	(8)	2	29
Total operating expenses	150	193	331	549	916
Restructuring expenses	(28)	(13)	(21)	(52)	(39)
Major litigation provisions	(9)	(26)	(88)	(72)	(179)
Expenses related to business sales	(2)	(1)	0	(3)	0
Adjusted total operating expenses	111	153	222	422	698
Income/(loss) before taxes	(307)	(368)	(578)	(1,084)	(1,680)
Total adjustments	39	40	109	126	180
Adjusted income/(loss) before taxes	(268)	(328)	(469)	(958)	(1,500)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Total operating expenses
Total operating expenses of CHF 150 million decreased 22% compared to 2Q18, reflecting lower general and administrative expenses and lower compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses of CHF 58 million decreased 46%, including a decrease of CHF 17 million in litigation provisions, mainly in connection with the settlement of legacy claims with Lehman Brothers Holdings Inc. and certain of its subsidiaries. Compensation and benefits decreased 14%, primarily as a result of various cost reduction initiatives. During 3Q18, we incurred restructuring costs of CHF 28 million, an increase of 115%, primarily as a result of targeted headcount reductions. Adjusted total operating expenses decreased 27% compared to 2Q18.
Compared to 3Q17, total operating expenses decreased 55%, primarily as a result of lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 73%, including a decrease of CHF 86 million in litigation provisions, mainly in connection with mortgage-related matters, and a reduction in costs related to the settlements with US authorities regarding US cross-border matters. Compensation and benefits decreased 28%, primarily as a result of the reduced size of the division and various cost reduction initiatives. Adjusted total operating expenses decreased 50% compared to 3Q17.

Corporate Center
In 3Q18, we recorded a loss before taxes of CHF 61 million compared to a loss of CHF 41 million in 2Q18 and a loss of CHF 127 million in 3Q17.
Results
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions and, beginning in 3Q17, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific predominantly through the end of 2018, and, since 3Q18, certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
3Q18 results
In 3Q18, we recorded a loss before taxes of CHF 61 million compared to CHF 41 million in 2Q18. The increased loss before taxes in 3Q18 reflected higher total operating expenses, partially offset by higher net revenues.
Net revenues of CHF 52 million increased CHF 28 million compared to 2Q18. Other revenues of CHF 57 million increased CHF 28 million compared to 2Q18, mainly reflecting a fair value gain on a legacy convertible bond position. Negative treasury results of CHF 5 million in 3Q18 mainly reflected negative revenues of CHF 106 million relating to funding activities, partially offset by gains of CHF 74 million with respect to structured notes volatility, primarily from valuation model enhancements, and gains of CHF 18 million relating to hedging volatility. In 2Q18, negative treasury results of CHF 5 million reflected negative revenues of CHF 62 million relating to funding activities, partially offset by gains of CHF 36 million with respect to structured notes volatility and gains of CHF 19 million relating to hedging volatility.
Corporate Center results
	in / end of			% change		in		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Statements of operations (CHF million)
Treasury results	(5)	(5)	45	0	–	(119)	(16)	–
Other	57	29	(8)	97	–	135	56	141
Net revenues	52	24	37	117	41	16	40	(60)
Provision for credit losses	0	0	0	–	–	0	3	(100)
Compensation and benefits	63	74	104	(15)	(39)	192	317	(39)
General and administrative expenses	46	(30)	43	–	7	53	142	(63)
Commission expenses	4	21	8	(81)	(50)	44	37	19
Restructuring expenses	0	0	9	–	(100)	1	12	(92)
Total other operating expenses	50	(9)	60	–	(17)	98	191	(49)
Total operating expenses	113	65	164	74	(31)	290	508	(43)
Income/(loss) before taxes	(61)	(41)	(127)	49	(52)	(274)	(471)	(42)
Balance sheet statistics (CHF million)
Total assets	103,379	101,244	65,636	2	58	103,379	65,636	58
Risk-weighted assets [1]	29,712	30,171	20,718	(2)	43	29,712	20,718	43
Leverage exposure [1]	104,593	102,846	63,467	2	65	104,593	63,467	65
1 Disclosed on a look-through basis.

Total operating expenses of CHF 113 million increased 74% compared to 2Q18, reflecting an increase in general and administrative expenses, partially offset by lower commission expenses and a decrease in compensation and benefits. General and administrative expenses increased, primarily reflecting the impact of corporate function allocations and increased expenses relating to the continuing evolution of our legal entity structure. Compensation and benefits decreased, primarily reflecting the impact of corporate function allocations, partially offset by expenses for long-dated legacy deferred compensation and retirement programs. In 3Q18, we recorded expenses of CHF 48 million, compared to CHF 17 million in 2Q18, with respect to the continuing evolution of our legal entity structure.
Capital and leverage metrics
As of the end of 3Q18, we reported risk-weighted assets of CHF 29.7 billion, reflecting a decrease of CHF 0.5 billion compared to the end of 2Q18. The decrease was primarily driven by a foreign exchange impact and reduced risk levels.
Leverage exposure was CHF 104.6 billion as of the end of 3Q18, reflecting an increase of CHF 1.7 billion compared to the end of 2Q18, mainly reflecting an increase in our centrally held balance of HQLA, partially offset by a foreign exchange impact.
Expense allocation to divisions
	in			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	722	734	763	(2)	(5)	2,159	2,313	(7)
General and administrative expenses	503	516	585	(3)	(14)	1,573	1,738	(9)
Commission expenses	4	21	8	(81)	(50)	44	37	19
Restructuring expenses	115	95	26	21	342	244	85	187
Total other operating expenses	622	632	619	(2)	0	1,861	1,860	0
Total operating expenses before allocation to divisions	1,344	1,366	1,382	(2)	(3)	4,020	4,173	(4)
Net allocation to divisions	1,231	1,301	1,218	(5)	1	3,730	3,665	2
of which Swiss Universal Bank	263	272	275	(3)	(4)	788	797	(1)
of which International Wealth Management	216	229	203	(6)	6	655	618	6
of which Asia Pacific	181	194	194	(7)	(7)	572	584	(2)
of which Global Markets	413	428	397	(4)	4	1,240	1,189	4
of which Investment Banking & Capital Markets	96	100	77	(4)	25	277	243	14
of which Strategic Resolution Unit	62	78	72	(21)	(14)	198	234	(15)
Total operating expenses	113	65	164	74	(31)	290	508	(43)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 3Q18, assets under management were CHF 1,405.3 billion, an increase of CHF 6.9 billion compared to the end of 2Q18, with net new assets of CHF 16.6 billion in 3Q18.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of			% change
	3Q18	2Q18	4Q17	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	209.3	207.9	208.3	0.7
Swiss Universal Bank - Corporate & Institutional Clients	360.2	355.8	354.7	1.2
International Wealth Management - Private Banking	368.4	370.7	366.9	(0.6)
International Wealth Management - Asset Management	403.7	401.4	385.6	0.6
Asia Pacific - Private Banking	207.5	205.6	196.8	0.9
Strategic Resolution Unit	2.4	2.5	5.0	(4.0)
Assets managed across businesses [1]	(146.2)	(145.5)	(141.2)	0.5
Assets under management	1,405.3	1,398.4	1,376.1	0.5
of which discretionary assets	465.0	462.9	452.5	0.5
of which advisory assets	940.3	935.5	923.6	0.5
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	245.4	239.7	241.0	2.4
Swiss Universal Bank - Corporate & Institutional Clients	463.9	457.6	463.8	1.4
International Wealth Management - Private Banking	460.5	468.3	466.0	(1.7)
International Wealth Management - Asset Management	403.7	401.4	385.6	0.6
Asia Pacific - Private Banking	254.9	263.0	255.5	(3.1)
Strategic Resolution Unit	4.6	4.9	8.5	(6.1)
Assets managed across businesses [1]	(146.2)	(145.5)	(141.2)	0.5
Client Assets	1,686.8	1,689.4	1,679.2	(0.2)
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q18	2Q18	3Q17	9M18	9M17
Growth in assets under management (CHF billion)
Net new assets	16.6	15.4	(1.8)	57.1	34.7
of which Swiss Universal Bank - Private Clients	0.9	0.5	1.0	4.1	4.7
of which Swiss Universal Bank - Corporate & Institutional Clients	1.8	0.9	(13.7)	6.5	(13.7)
of which International Wealth Management - Private Banking	3.0	5.2	3.6	13.7	12.9
of which International Wealth Management - Asset Management [1]	4.5	8.0	1.1	21.5	18.9
of which Asia Pacific - Private Banking	6.4	3.4	5.8	16.0	15.6
of which Strategic Resolution Unit	0.0	(0.1)	(0.5)	(0.2)	(2.0)
of which assets managed across businesses [2]	0.0	(2.5)	0.9	(4.5)	(1.7)
Other effects	(9.7)	3.4	39.3	(27.9)	59.0
of which Swiss Universal Bank - Private Clients	0.5	0.7	3.6	(3.1)	9.2
of which Swiss Universal Bank - Corporate & Institutional Clients	2.6	2.9	7.9	(1.0)	21.1
of which International Wealth Management - Private Banking	(5.3)	(4.2)	15.3	(12.2)	19.2
of which International Wealth Management - Asset Management	(2.2)	2.2	9.2	(3.4)	35.8
of which Asia Pacific - Private Banking	(4.5)	3.1	6.4	(5.3)	7.5
of which Strategic Resolution Unit	(0.1)	0.0	(0.3)	(2.4)	(5.8)
of which assets managed across businesses [2]	(0.7)	(1.3)	(2.8)	(0.5)	(28.0)
Growth in assets under management	6.9	18.8	37.5	29.2	93.7
of which Swiss Universal Bank - Private Clients	1.4	1.2	4.6	1.0	13.9
of which Swiss Universal Bank - Corporate & Institutional Clients	4.4	3.8	(5.8)	5.5	7.4
of which International Wealth Management - Private Banking	(2.3)	1.0	18.9	1.5	32.1
of which International Wealth Management - Asset Management [1]	2.3	10.2	10.3	18.1	54.7
of which Asia Pacific - Private Banking	1.9	6.5	12.2	10.7	23.1
of which Strategic Resolution Unit	(0.1)	(0.1)	(0.8)	(2.6)	(7.8)
of which assets managed across businesses [2]	(0.7)	(3.8)	(1.9)	(5.0)	(29.7)
Growth in assets under management (annualized) (%)
Net new assets	4.7	4.5	(0.6)	5.5	3.7
of which Swiss Universal Bank - Private Clients	1.7	1.0	2.0	2.6	3.3
of which Swiss Universal Bank - Corporate & Institutional Clients	2.0	1.0	(15.5)	2.4	(5.4)
of which International Wealth Management - Private Banking	3.2	5.6	4.3	5.0	5.3
of which International Wealth Management - Asset Management [1]	4.5	8.2	1.2	7.4	7.8
of which Asia Pacific - Private Banking	12.5	6.8	13.0	10.8	12.5
of which Strategic Resolution Unit	0.0	(15.4)	(29.9)	(5.3)	(19.5)
of which assets managed across businesses [2]	0.0	7.1	(2.7)	4.2	2.1
Other effects	(2.7)	1.0	12.1	(2.7)	6.3
of which Swiss Universal Bank - Private Clients	1.0	1.3	7.1	(2.0)	6.3
of which Swiss Universal Bank - Corporate & Institutional Clients	2.9	3.3	8.9	(0.3)	8.3
of which International Wealth Management - Private Banking	(5.7)	(4.5)	18.2	(4.5)	7.9
of which International Wealth Management - Asset Management	(2.2)	2.2	10.1	(1.1)	14.9
of which Asia Pacific - Private Banking	(8.8)	6.3	14.4	(3.6)	6.0
of which Strategic Resolution Unit	(16.0)	0.0	(17.9)	(64.0)	(56.4)
of which assets managed across businesses [2]	1.9	3.6	8.4	0.5	35.3
Growth in assets under management	2.0	5.5	11.5	2.8	10.0
of which Swiss Universal Bank - Private Clients	2.7	2.3	9.1	0.6	9.6
of which Swiss Universal Bank - Corporate & Institutional Clients	4.9	4.3	(6.6)	2.1	2.9
of which International Wealth Management - Private Banking	(2.5)	1.1	22.5	0.5	13.2
of which International Wealth Management - Asset Management [1]	2.3	10.4	11.3	6.3	22.7
of which Asia Pacific - Private Banking	3.7	13.1	27.4	7.2	18.5
of which Strategic Resolution Unit	(16.0)	(15.4)	(47.8)	(69.3)	(75.9)
of which assets managed across businesses [2]	1.9	10.7	5.7	4.7	37.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	3Q18	2Q18	3Q17	9M18	9M17
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	4.5	3.2	2.2	–	–
of which Swiss Universal Bank - Private Clients	2.0	2.1	1.5	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	1.8	(2.6)	(3.8)	–	–
of which International Wealth Management - Private Banking	4.6	5.1	4.3	–	–
of which International Wealth Management - Asset Management [1]	6.1	5.3	4.5	–	–
of which Asia Pacific - Private Banking	9.1	9.4	9.7	–	–
of which Strategic Resolution Unit	(11.9)	(17.9)	(27.5)	–	–
of which assets managed across businesses [2]	4.5	3.9	1.2	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3Q18 results
As of the end of 3Q18, assets under management of CHF 1,405.3 billion increased CHF 6.9 billion compared to the end of 2Q18. The increase was primarily driven by net new assets of CHF 16.6 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 16.6 billion mainly reflected inflows across the following businesses. Net new assets of CHF 6.4 billion in the Private Banking business of Asia Pacific reflected inflows across most of our markets and include certain major client inflows, despite continued deleveraging across Asia Pacific. Net new assets of CHF 4.5 billion in the Asset Management business of International Wealth Management reflected inflows from alternative and traditional investments, partially offset by outflows from emerging market joint ventures. Net new assets of CHF 3.0 billion in the Private Banking business of International Wealth Management mainly reflected inflows from emerging markets and Europe.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 37 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q18, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Effective January 1, 2018, the Swiss Federal Council amended the Liquidity Ordinance with minor adjustments to the LCR and relief for smaller banks. The amendments are not material to the LCR for the Group and relevant subsidiaries. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% at all times beginning on January 1, 2015 and the associated disclosure requirements. In May 2015, FINMA required us to maintain a higher minimum LCR of 110%; in June 2018 this was lowered to the minimum requirement of 100%.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. In November 2017, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018. The Federal Council will reconsider this matter at the end of 2018.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on the Basel III liquidity framework and Swiss liquidity requirements.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario. Our internal stress level haircut calculation for the Treasury-managed liquidity pool is aligned with the HQLA definition used in the LCR framework.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 3Q18, our liquidity pool managed by Treasury had an HQLA value of CHF 172.5 billion. The liquidity pool consisted of CHF 92.9 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 79.6 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 3Q18, the portfolio of liquid assets that is not managed by Treasury had a market value of CHF 28.7 billion, consisting of CHF 9.9 billion of high-grade bonds and CHF 18.8 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts were updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity pool – Group
End of	3Q18					2Q18	4Q17
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	64,824	17,150	8,430	2,469	92,873	108,909	96,594
Securities	8,846	43,612	6,846	20,329	79,633	77,938	66,778
Liquid assets [1]	73,670	60,762	15,276	22,798	172,506	186,847	163,372
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Since March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 202% as of the end of 3Q18, a decrease from 226% as of the end of 2Q18, representing an average HQLA of CHF 174.5 billion and average net cash outflows of CHF 86.4 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The decrease in the LCR in 3Q18 was primarily the result of a decrease in the level of HQLA, mainly driven by a decrease in the amount of cash held at central banks during the period while the amount of securities held remained comparable to the previous quarter. The remainder of the LCR decrease resulted from an increase in net cash outflows. While both cash outflows and cash inflows decreased overall, the reductions in cash inflows associated with secured lending, fully performing loan exposures and balances related to open and failed trades were greater than the cash outflow reductions, which were primarily from non-operational deposits within unsecured wholesale funding.
The spot balance of HQLA held on the last business day of 3Q18 was CHF 149.4 billion, which was CHF 23.1 billion lower than the spot balance of HQLA held on the last business day of 2Q18.
Liquidity coverage ratio – Group
End of	3Q18				2Q18		4Q17
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		174,477		188,030		166,077
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	159,240		20,709		20,602		20,108
Unsecured wholesale funding	214,328		84,238		90,416		87,899
Secured wholesale funding	–		60,189		61,951		65,525
Additional requirements	168,747		37,784		38,466		37,435
Other contractual funding obligations	61,706		61,706		71,676		70,679
Other contingent funding obligations	217,742		5,841		5,660		6,644
Total cash outflows	–		270,467		288,771		288,290
Cash inflows (CHF million)
Secured lending	139,093		89,208		96,165		92,585
Inflows from fully performing exposures	67,154		31,745		34,179		33,624
Other cash inflows	63,148		63,148		75,175		72,228
Total cash inflows	269,395		184,101		205,519		198,437
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		174,477		188,030		166,077
Net cash outflows (CHF million)	–		86,366		83,252		89,853
Liquidity coverage ratio (%)	–		202		226		185
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 17% as of the end of 3Q18, compared to 16% as of the end of 2Q18, reflecting stable deposits and loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 332 billion as of the end of 3Q18, compared to CHF 333 billion as of the end of 2Q18, reflecting a stable customer deposit base in the private banking and corporate & institutional clients businesses in 3Q18. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.
As of the end of 3Q18, we had outstanding long-term debt of CHF 164.1 billion, which included senior and subordinated instruments. We had CHF 48.4 billion and CHF 18.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q18 compared to CHF 49.7 billion and CHF 18.8 billion, respectively, as of the end of 2Q18.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings decreased to CHF 17.5 billion as of the end of 3Q18 compared to CHF 30.6 billion as of the end of 2Q18, mainly due to redemptions of commercial paper (CP).
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q18, excluding structured notes.
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Debt issuances and redemptions
in 3Q18	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.2	0.3	3.7	4.2
of which unsecured	0.0	0.3	3.7	4.0
of which secured [1]	0.2	0.0	0.0	0.2
Maturities / Redemptions	0.8	0.0	1.3	2.1
of which unsecured	0.7	0.0	1.3	2.0
of which secured [1]	0.1	0.0	0.0	0.1
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.2 billion, CHF 1.1 billion and CHF 1.4 billion, respectively, as of the end of 3Q18, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long-term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2017 for further information.

Capital management
As of the end of 3Q18, our BIS CET1 ratio was 12.9% on both a phase-in and look-through basis. Our BIS tier 1 leverage ratio was 5.4% and 5.1% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for G-SIBs. The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB. In 2017, the FSB advised that a reduced progressive buffer of 1% will apply beginning in January 2019, down from a previous requirement of 1.5%.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2018		2019
Capital ratios
CET1	4.5%		4.5%
Capital conservation buffer	1.875%	[1]	2.5%
Progressive buffer for G-SIB	1.125%	[1]	1.0%
Total CET1	7.5%		8.0%
Additional tier 1	1.5%		1.5%
Tier 1	9.0%		9.5%
Tier 2	2.0%		2.0%
Total capital	11.0%		11.5%
Phase-in deductions from CET1	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
As of January 1, 2018, banks are required to maintain a tier 1 leverage ratio of 3%.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (2013 FINMA Decree), effective since February 2, 2014, specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions. In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2017 for further information on the FINMA Decrees.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR (RNIV) and advanced credit valuation adjustment.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 3Q18, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
There were no significant regulatory developments or proposals in 3Q18.
issuances and redemptions
Issuances
The following high-trigger capital instruments were issued by the Group in 3Q18:
– USD 2.0 billion 7.5% perpetual tier 1 contingent write-down capital notes;
– CHF 300 million 3.5% perpetual tier 1 contingent write-down capital notes; and
– USD 1.5 billion 7.25% perpetual tier 1 contingent write-down capital notes.
The following bail-in instruments were issued by the Group in 3Q18:
– EUR 100 million 2.455% senior callable notes due 2034; and
– USD 190 million zero coupon accreting senior callable notes due 2048.
Redemptions
The following capital instruments were redeemed by the Group in 3Q18:
– USD 1.0 billion 3.3% perpetual tier 1 capital notes; and
– CHF 290 million 6.0% low-trigger perpetual tier 1 capital notes.
In October, the Group redeemed the remaining USD 2.0 billion 3.3% perpetual tier 1 capital notes.
The following high-trigger capital instruments were called by the Group in 3Q18, with redemption in 4Q18:
– USD 1.72 billion 9.5% tier 1 capital notes;
– USD 1.725 billion 9.5% tier 1 capital notes; and
– CHF 2.5 billion 9.0% tier 1 capital notes.

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 5.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.0%, both as of the end of 3Q18.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 9.9 billion and the Higher Trigger Capital Ratio was 3.6%, both as of the end of 3Q18.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2017 for further information on the Higher Trigger Capital Amount.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,557	35,533	36,711	0	35,557	35,533	34,824	0
Tier 1 capital	47,420	51,019	51,482	(7)	45,467	48,104	47,262	(5)
Total eligible capital	51,663	55,874	56,696	(8)	48,931	52,162	51,389	(6)
Risk-weighted assets	276,607	277,125	272,815	0	276,607	277,125	271,680	0
Capital ratios (%)
CET1 ratio	12.9	12.8	13.5	–	12.9	12.8	12.8	–
Tier 1 ratio	17.1	18.4	18.9	–	16.4	17.4	17.4	–
Total capital ratio	18.7	20.2	20.8	–	17.7	18.8	18.9	–
BIS capital metrics
Our CET1 ratio was 12.9% as of the end of 3Q18 compared to 12.8% as of the end of 2Q18, reflecting stable RWA and stable CET1 capital. Our tier 1 ratio was 17.1% as of the end of 3Q18, compared to 18.4% as of the end of 2Q18. Our total capital ratio was 18.7% as of the end of 3Q18, compared to 20.2% as of the end of 2Q18.
CET1 capital was CHF 35.6 billion as of the end of 3Q18, stable compared to the end of 2Q18, mainly reflecting net income attributable to shareholders, offset by a negative foreign exchange impact.
Additional tier 1 capital was CHF 11.9 billion as of the end of 3Q18, a decrease compared to CHF 15.5 billion as of the end of 2Q18, mainly reflecting the redemption and call of several tier 1 capital notes, partially offset by the issuance of several perpetual tier 1 capital notes.
Tier 2 capital was CHF 4.2 billion as of the end of 3Q18, a decrease compared to CHF 4.9 billion as of the end of 2Q18, mainly reflecting the impact of the prescribed amortization requirement as instruments move closer to their maturity dates.
Total eligible capital was CHF 51.7 billion as of the end of 3Q18, a decrease compared to CHF 55.9 billion as of the end of 2Q18, primarily reflecting a decrease in additional tier 1 capital.
As of the end of 3Q18, the look-through CET1 ratio was 12.9% compared to 12.8% as of the end of 2Q18, reflecting stable RWA and stable CET1 capital. As of the end of 3Q18, the look-through total capital ratio was 17.7%, a decrease compared to 18.8% as of the end of 2Q18.

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	3Q18		2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,734		43,470	41,902	(2)	42,734	43,470	41,902	(2)
Regulatory adjustments [1]	(450)		(244)	(576)	84	(450)	(244)	(576)	84
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	–		–	508	–	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	–		–	44	–	–	–	–	–
Goodwill [2]	(4,734)		(4,794)	(3,792)	(1)	(4,734)	(4,794)	(4,740)	(1)
Other intangible assets [2]	(53)		(56)	(48)	(5)	(53)	(56)	(60)	(5)
Deferred tax assets that rely on future profitability	(1,809)		(1,798)	(1,770)	1	(1,809)	(1,798)	(2,213)	1
Shortfall of provisions to expected losses	(415)		(447)	(402)	(7)	(415)	(447)	(503)	(7)
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,236		1,331	2,152	68	2,236	1,331	2,690	68
Defined benefit pension assets [2]	(2,016)		(1,936)	(1,337)	4	(2,016)	(1,936)	(1,672)	4
Investments in own shares	(41)		(54)	(13)	(24)	(41)	(54)	(16)	(24)
Other adjustments [3]	105		111	43	(5)	105	111	56	(5)
Deferred tax assets from temporary differences (threshold-based)	0		(50)	0	100	0	(50)	(44)	100
Adjustments subject to phase-in	(6,727)	[4]	(7,693)	(4,615)	(13)	(6,727)	(7,693)	(6,502)	(13)
CET1 capital	35,557		35,533	36,711	0	35,557	35,533	34,824	0
High-trigger capital instruments (7% trigger)	5,467		7,755	7,575	(30)	5,467	7,755	7,575	(30)
Low-trigger capital instruments (5.125% trigger)	4,443		4,816	4,863	(8)	4,443	4,816	4,863	(8)
Additional tier 1 instruments	9,910		12,571	12,438	(21)	9,910	12,571	12,438	(21)
Additional tier 1 instruments subject to phase-out [5]	1,953		2,915	2,778	(33)	–	–	–	–
Deductions from additional tier 1 capital	–		–	(445)	–	–	–	–	–
Additional tier 1 capital	11,863		15,486	14,771	(23)	9,910	12,571	12,438	(21)
Tier 1 capital	47,420		51,019	51,482	(7)	45,467	48,104	47,262	(5)
Low-trigger capital instruments (5% trigger)	3,464		4,058	4,127	(15)	3,464	4,058	4,127	(15)
Tier 2 instruments	3,464		4,058	4,127	(15)	3,464	4,058	4,127	(15)
Tier 2 instruments subject to phase-out	779		797	1,138	(2)	–	–	–	–
Deductions from tier 2 capital	–		–	(51)	–	–	–	–	–
Tier 2 capital	4,243		4,855	5,214	(13)	3,464	4,058	4,127	(15)
Total eligible capital	51,663		55,874	56,696	(8)	48,931	52,162	51,389	(6)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
5 Includes hybrid capital instruments that are subject to phase-out.

Capital movement – Group
3Q18	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	35,533		35,533
Net income attributable to shareholders	424		424
Foreign exchange impact [1]	(408)		(408)
Regulatory adjustment of deferred tax assets	1		1
Other	7	[2]	7
Balance at end of period	35,557		35,557
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,486		12,571
Foreign exchange impact	(162)		(128)
Issuances	3,713		3,713
Redemptions/calls	(7,128)		(6,139)
Other	(46)		(107)
Balance at end of period	11,863		9,910
Tier 2 capital (CHF million)
Balance at beginning of period	4,855		4,058
Foreign exchange impact	(87)		(74)
Other [3]	(525)		(520)
Balance at end of period	4,243		3,464
Eligible capital (CHF million)
Balance at end of period	51,663		48,931
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

3 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market and operational risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment, real estate and investments in real estate entities are also included in credit risk. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk-weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA of CHF 276.6 billion as of the end of 3Q18 were stable compared to the end of 2Q18, reflecting a negative foreign exchange impact, decreases resulting from movements in risk levels in market risk and operational risk, as well as model and parameter updates in market risk. These decreases were offset by increases mainly resulting from movements in risk levels and methodology and policy changes, both in credit risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by movements in risk levels attributable to book size and methodology and policy changes. The increase in risk levels attributable to book size was mainly due to increases in lending risk exposures in Swiss Universal Bank, International Wealth Management and Asia Pacific, increases in derivative exposures in Investment Banking & Capital Markets and Asia Pacific and increases in securitization exposures in Asia Pacific, Investment Banking & Capital Markets and Global Markets. This was partially offset by decreases in derivative exposures in the Corporate Center and Swiss Universal Bank and decreases in lending risk exposures in Investment Banking & Capital Markets and the Strategic Resolution Unit. The increase relating to methodology and policy changes was primarily due to the additional phase-in of the multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank, an additional phase in for the implementation of Basel III revised rules for banking book securitizations across the divisions and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels and model and parameter updates. The decrease resulting from movements in risk levels was primarily in Global Markets, the Corporate Center and the Strategic Resolution Unit, partially offset by an increase in risk levels in Asia Pacific and International Wealth Management. The decrease in model and parameter updates was related to RNIV, mainly impacting Global Markets and Asia Pacific.
The decrease in operational risk was mainly driven by movements in risk levels due to increased insurance benefits attributable to Global Markets, Asia Pacific and Investment Banking & Capital Markets.

Risk-weighted asset movement by risk type – Group
3Q18 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	59,669	25,530	23,278	34,127	18,818	7,966	15,610	184,998
Foreign exchange impact	(219)	(338)	(450)	(731)	(450)	(129)	(192)	(2,509)
Movements in risk levels	985	331	707	86	641	(719)	111	2,142
of which credit risk – book size [1]	569	574	770	131	635	(736)	136	2,079
of which credit risk – book quality [2]	416	(243)	(63)	(45)	6	17	(25)	63
Model and parameter updates [3]	10	437	(24)	229	(494)	12	2	172
Methodology and policy changes [4]	961	98	289	153	342	67	4	1,914
Balance at end of period – phase-in	61,406	26,058	23,800	33,864	18,857	7,197	15,535	186,717
Market risk
Balance at beginning of period	1,165	1,432	3,605	9,960	132	1,695	1,576	19,565
Foreign exchange impact	(28)	(35)	(84)	(226)	(4)	(40)	(38)	(455)
Movements in risk levels	(2)	111	247	(481)	(28)	(310)	(314)	(777)
Model and parameter updates [3]	(3)	(24)	(114)	(249)	(1)	(32)	(32)	(455)
Balance at end of period – phase-in	1,132	1,484	3,654	9,004	99	1,313	1,192	17,878
Operational risk
Balance at beginning of period	11,866	11,829	6,694	14,831	3,570	10,787	12,985	72,562
Movements in risk levels	18	18	(147)	(361)	(78)	0	0	(550)
Balance at end of period – phase-in	11,884	11,847	6,547	14,470	3,492	10,787	12,985	72,012
Total
Balance at beginning of period	72,700	38,791	33,577	58,918	22,520	20,448	30,171	277,125
Foreign exchange impact	(247)	(373)	(534)	(957)	(454)	(169)	(230)	(2,964)
Movements in risk levels	1,001	460	807	(756)	535	(1,029)	(203)	815
Model and parameter updates [3]	7	413	(138)	(20)	(495)	(20)	(30)	(283)
Methodology and policy changes [4]	961	98	289	153	342	67	4	1,914
Balance at end of period – phase-in	74,422	39,389	34,001	57,338	22,448	19,297	29,712	276,607
Balance at end of period – look-through	74,422	39,389	34,001	57,338	22,448	19,297	29,712	276,607
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
3Q18 (CHF million)
Credit risk	61,406	26,058	23,800	33,864	18,857	7,197	15,535	186,717
Market risk	1,132	1,484	3,654	9,004	99	1,313	1,192	17,878
Operational risk	11,884	11,847	6,547	14,470	3,492	10,787	12,985	72,012
Risk-weighted assets – phase-in	74,422	39,389	34,001	57,338	22,448	19,297	29,712	276,607
Risk-weighted assets – look-through	74,422	39,389	34,001	57,338	22,448	19,297	29,712	276,607
4Q17 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680

Leverage Metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 885.0 billion as of the end of 3Q18, a decrease compared to CHF 920.0 billion as of the end of 2Q18, reflecting lower operating activities and the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	3Q18	2Q18	4Q17
Look-through leverage exposure (CHF million)
Swiss Universal Bank	252,395	252,173	257,054
International Wealth Management	97,262	99,109	99,267
Asia Pacific	107,513	117,721	105,585
Global Markets	249,240	266,020	283,809
Investment Banking & Capital Markets	41,089	43,441	43,842
Strategic Resolution Unit	32,860	38,692	59,934
Corporate Center	104,593	102,846	67,034
Leverage exposure	884,952	920,002	916,525
BIS leverage ratios – Group
The CET1 leverage ratio was 4.0% as of the end of 3Q18 compared to 3.9% as of the end of 2Q18, reflecting lower leverage exposure and stable CET1 capital. The tier 1 leverage ratio was 5.4% as of the end of 3Q18 compared to 5.5% as of the end of 2Q18, reflecting lower tier 1 capital and lower leverage exposure.
On a look-through basis, the tier 1 leverage ratio was 5.1% as of the end of 3Q18 compared to 5.2% as of the end of 2Q18, reflecting lower look-through tier 1 capital and lower leverage exposure. The look-through CET1 leverage ratio was 4.0%.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	768,544	798,158	796,289	(4)	768,544	798,158	796,289	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,567)	(13,519)	(11,873)	0	(13,567)	(13,519)	(14,401)	0
Derivative financial instruments	83,323	86,296	85,210	(3)	83,323	86,296	85,210	(3)
Securities financing transactions	(38,007)	(34,790)	(27,138)	9	(38,007)	(34,790)	(27,138)	9
Off-balance sheet exposures	84,659	83,857	76,565	1	84,659	83,857	76,565	1
Total adjustments	116,408	121,844	122,764	(4)	116,408	121,844	120,236	(4)
Leverage exposure	884,952	920,002	919,053	(4)	884,952	920,002	916,525	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,557	35,533	36,711	0	35,557	35,533	34,824	0
Tier 1 capital	47,420	51,019	51,482	(7)	45,467	48,104	47,262	(5)
Leverage exposure	884,952	920,002	919,053	(4)	884,952	920,002	916,525	(4)
Leverage ratios (%)
CET1 leverage ratio	4.0	3.9	4.0	–	4.0	3.9	3.8	–
Tier 1 leverage ratio	5.4	5.5	5.6	–	5.1	5.2	5.2	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 3Q18, our Swiss CET1 ratio was 12.8%, our going concern capital ratio was 17.6%, our gone concern capital ratio was 13.6% and our TLAC ratio was 31.2%.
On a look-through basis, as of the end of 3Q18, our Swiss CET1 capital was CHF 35.5 billion and our Swiss CET1 ratio was 12.8%. Our going concern capital was CHF 45.4 billion and our going concern capital ratio was 16.4%. Our gone concern capital was CHF 37.8 billion and our gone concern capital ratio was 13.6%. Our total loss-absorbing capacity was CHF 83.1 billion and our TLAC ratio was 30.0%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,454	35,419	36,567	0	35,454	35,419	34,665	0
Going concern capital	48,828	52,049	53,131	(6)	45,364	47,991	47,102	(5)
Gone concern capital	37,746	39,098	35,712	(3)	37,762	38,711	35,226	(2)
Total loss-absorbing capacity (TLAC)	86,574	91,147	88,843	(5)	83,126	86,702	82,328	(4)
Swiss risk-weighted assets	277,196	277,658	273,436	0	277,196	277,658	272,265	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.8	12.8	13.4	–	12.8	12.8	12.7	–
Going concern capital ratio	17.6	18.7	19.4	–	16.4	17.3	17.3	–
Gone concern capital ratio	13.6	14.1	13.1	–	13.6	13.9	12.9	–
TLAC ratio	31.2	32.8	32.5	–	30.0	31.2	30.2	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,557	35,533	36,711	0	35,557	35,533	34,824	0
Swiss regulatory adjustments [1]	(103)	(114)	(144)	(10)	(103)	(114)	(159)	(10)
Swiss CET1 capital	35,454	35,419	36,567	0	35,454	35,419	34,665	0
Additional tier 1 high-trigger capital instruments	5,467	7,756	7,574	(30)	5,467	7,756	7,574	(30)
Grandfathered capital instruments	7,907	8,874	8,990	(11)	4,443	4,816	4,863	(8)
of which additional tier 1 low-trigger capital instruments	4,443	4,816	4,863	(8)	4,443	4,816	4,863	(8)
of which tier 2 low-trigger capital instruments	3,464	4,058	4,127	(15)	–	–	–	–
Swiss additional tier 1 capital	13,374	16,630	16,564	(20)	9,910	12,572	12,437	(21)
Going concern capital	48,828	52,049	53,131	(6)	45,364	47,991	47,102	(5)
Bail-in debt instruments	33,803	34,653	31,099	(2)	33,803	34,653	31,099	(2)
Additional tier 1 instruments subject to phase-out	1,953	2,915	2,778	(33)	–	–	–	–
Tier 2 instruments subject to phase-out	779	797	1,138	(2)	–	–	–	–
Tier 2 amortization component	1,211	733	1,193	65	495	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	–	3,464	4,058	4,127	(15)
Deductions	–	–	(496)	–	–	–	–	–
Gone concern capital	37,746	39,098	35,712	(3)	37,762	38,711	35,226	(2)
Total loss-absorbing capacity	86,574	91,147	88,843	(5)	83,126	86,702	82,328	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	276,607	277,125	272,815	0	276,607	277,125	271,680	0
Swiss regulatory adjustments [2]	589	533	621	11	589	533	585	11
Swiss risk-weighted assets	277,196	277,658	273,436	0	277,196	277,658	272,265	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q18	2Q18	4Q17	QoQ	3Q18	2Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,454	35,419	36,567	0	35,454	35,419	34,665	0
Going concern capital	48,828	52,049	53,131	(6)	45,364	47,991	47,102	(5)
Gone concern capital	37,746	39,098	35,712	(3)	37,762	38,711	35,226	(2)
Total loss-absorbing capacity	86,574	91,147	88,843	(5)	83,126	86,702	82,328	(4)
Leverage exposure	884,952	920,002	919,053	(4)	884,952	920,002	916,525	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	3.8	4.0	–	4.0	3.8	3.8	–
Going concern leverage ratio	5.5	5.7	5.8	–	5.1	5.2	5.1	–
Gone concern leverage ratio	4.3	4.2	3.9	–	4.3	4.2	3.8	–
TLAC leverage ratio	9.8	9.9	9.7	–	9.4	9.4	9.0	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 3Q18, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.5%, our gone concern leverage ratio was 4.3% and our TLAC leverage ratio was 9.8%.
On a look-through basis, as of the end of 3Q18, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.1%, our gone concern leverage ratio was 4.3% and our TLAC leverage ratio was 9.4%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,458	38,354	38,433	0
Tier 1 capital	49,441	52,960	52,378	(7)
Total eligible capital	53,683	57,815	57,592	(7)
Risk-weighted assets	279,164	279,008	272,720	0
Capital ratios (%)
CET1 ratio	13.8	13.7	14.1	–
Tier 1 ratio	17.7	19.0	19.2	–
Total capital ratio	19.2	20.7	21.1	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	3Q18		2Q18	4Q17	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,582		44,339	42,670	(2)
Regulatory adjustments [1]	(34)		(23)	(46)	48
Adjustments subject to phase-in	(5,090)	[2]	(5,962)	(4,191)	(15)
CET1 capital	38,458		38,354	38,433	0
Additional tier 1 instruments	9,030	[3]	11,691	11,579	(23)
Additional tier 1 instruments subject to phase-out [4]	1,953		2,915	2,778	(33)
Deductions from additional tier 1 capital	–		–	(412)	–
Additional tier 1 capital	10,983		14,606	13,945	(25)
Tier 1 capital	49,441		52,960	52,378	(7)
Tier 2 instruments	3,464	[5]	4,058	4,127	(15)
Tier 2 instruments subject to phase-out	778		797	1,138	(2)
Deductions from tier 2 capital	–		–	(51)	–
Tier 2 capital	4,242		4,855	5,214	(13)
Total eligible capital	53,683		57,815	57,592	(7)
Risk-weighted assets by risk type (CHF million)
Credit risk	189,274		186,881	176,417	1
Market risk	17,878		19,565	21,290	(9)
Operational risk	72,012		72,562	75,013	(1)
Risk-weighted assets	279,164		279,008	272,720	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.6 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	770,931	800,628	798,372	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,848)	(11,710)	(11,569)	1
Derivative financial instruments	83,503	86,373	85,559	(3)
Securities financing transactions	(38,007)	(34,790)	(27,138)	9
Off-balance sheet exposures	84,665	83,864	76,569	1
Total adjustments	118,313	123,737	123,421	(4)
Leverage exposure	889,244	924,365	921,793	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,458	38,354	38,433	0
Tier 1 capital	49,441	52,960	52,378	(7)
Leverage exposure	889,244	924,365	921,793	(4)
Leverage ratios (%)
CET1 leverage ratio	4.3	4.1	4.2	–
Tier 1 leverage ratio	5.6	5.7	5.7	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,355	38,251	38,288	0
Going concern capital	50,849	54,000	53,995	(6)
Gone concern capital	37,750	39,126	35,771	(4)
Total loss-absorbing capacity	88,599	93,126	89,766	(5)
Swiss risk-weighted assets	279,742	279,557	273,332	0
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	13.7	14.0	–
Going concern capital ratio	18.2	19.3	19.8	–
Gone concern capital ratio	13.5	14.0	13.1	–
TLAC ratio	31.7	33.3	32.8	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,458	38,354	38,433	0
Swiss regulatory adjustments [1]	(103)	(103)	(145)	–
Swiss CET1 capital	38,355	38,251	38,288	0
Additional tier 1 high-trigger capital instruments	5,468	7,777	7,631	(30)
Grandfathered capital instruments	7,026	7,972	8,076	(12)
of which additional tier 1 low-trigger capital instruments	3,562	3,914	3,949	(9)
of which tier 2 low-trigger capital instruments	3,464	4,058	4,127	(15)
Swiss additional tier 1 capital	12,494	15,749	15,707	(21)
Going concern capital	50,849	54,000	53,995	(6)
Bail-in debt instruments	33,807	34,681	31,125	(3)
Additional tier 1 instruments subject to phase-out	1,953	2,915	2,778	(33)
Tier 2 instruments subject to phase-out	778	797	1,138	(2)
Tier 2 amortization component	1,212	733	1,193	65
Deductions	–	–	(463)	–
Gone concern capital	37,750	39,126	35,771	(4)
Total loss-absorbing capacity	88,599	93,126	89,766	(5)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	279,164	279,008	272,720	0
Swiss regulatory adjustments [2]	578	549	612	5
Swiss risk-weighted assets	279,742	279,557	273,332	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	3Q18	2Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,355	38,251	38,288	0
Going concern capital	50,849	54,000	53,995	(6)
Gone concern capital	37,750	39,126	35,771	(4)
Total loss-absorbing capacity	88,599	93,126	89,766	(5)
Leverage exposure	889,244	924,365	921,793	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.1	4.2	–
Going concern leverage ratio	5.7	5.8	5.9	–
Gone concern leverage ratio	4.2	4.2	3.9	–
TLAC leverage ratio	10.0	10.1	9.7	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 42.7 billion as of the end of 3Q18 compared to CHF 43.5 billion as of the end of 2Q18. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments and transactions relating to the settlement of share-based compensation awards, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	3Q18	2Q18	4Q17	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	102	0
Additional paid-in capital	34,785	34,678	35,668	0
Retained earnings	26,714	26,290	24,973	2
Treasury shares, at cost	(59)	(96)	(103)	(39)
Accumulated other comprehensive loss	(18,808)	(17,504)	(18,738)	7
Total shareholders' equity	42,734	43,470	41,902	(2)
Goodwill	(4,736)	(4,797)	(4,742)	(1)
Other intangible assets	(214)	(212)	(223)	1
Tangible shareholders' equity [1]	37,784	38,461	36,937	(2)
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,556.0	0
Treasury shares	(3.6)	(6.0)	(5.7)	(40)
Shares outstanding	2,552.4	2,550.0	2,550.3	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	16.74	17.05	16.43	(2)
Goodwill per share	(1.86)	(1.88)	(1.86)	(1)
Other intangible assets per share	(0.08)	(0.09)	(0.09)	(11)
Tangible book value per share [1]	14.80	15.08	14.48	(2)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q18, our available economic capital decreased CHF 2.2 billion to CHF 48.3 billion, economic risk capital decreased 3% to CHF 30.4 billion and average risk management VaR decreased 19% to USD 26 million. Gross impaired loans of CHF 2.0 billion decreased CHF 74 million on a gross loan portfolio of CHF 285.6 billion.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2017 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
US rates and credit cycle
The Fed continued tightening its monetary policy and reiterated the case for further gradual rate hikes. Given the emerging signs of late credit cycle dynamics, the risk of negative implications for economic activity have increased, and we are continuing to monitor the situation closely as part of our suite of stress scenarios.
Emerging markets vulnerabilities
Further tightening of US monetary policy triggered an additional deterioration of fundamentals in emerging market economies. In addition, the US announced plans to increase tariffs on Turkish steel and aluminum in August. The announcement accelerated the devaluation of the Turkish lira and triggered a broad-based sell-off across many emerging markets, in particular with respect to their currency rates. We are continuing to closely monitor the risk of further stress waves impacting emerging market economies with similar budget deficit features involving significant foreign currency borrowings and have implemented a set of risk reduction measures.
Trade tensions
There was some progress towards the end of the quarter as the US, Canada and Mexico agreed on an updated version of the North American Free Trade Agreement. Trade relations between the US and China, however, remained tense. The impact of a shift towards a more protectionist foreign trade policy by the US continues to be assessed in various stress tests run at the Group, divisional or legal entity level on a regular basis.
Brexit
Negotiations relating to the withdrawal of the UK from the EU remained a source of uncertainty in Europe in 3Q18. We are continuing to monitor the potential implications of the different possible outcomes of the negotiations using a suite of stress scenarios.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends. In 3Q18, there were no material changes to our economic risk capital methodology.
> Refer to “Economic risk capital review” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management in the Credit Suisse Financial Report 1Q18 and to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on economic risk capital.

Economic risk capital
	in / end of			% change
	3Q18	2Q18	4Q17	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	35,557	35,533	34,824	0	2
Economic adjustments [1]	12,738	14,989	15,460	(15)	(18)
Available economic capital	48,295	50,522	50,284	(4)	(4)
Position risk (CHF million)
Credit risk	2,114	2,436	2,735	(13)	(23)
Non-traded credit spread risk	2,987	3,006	2,631	(1)	14
Securitized products	2,489	2,365	2,225	5	12
Traded risk	1,438	1,495	1,528	(4)	(6)
Emerging markets country event risk	546	543	450	1	21
Equity investments	396	377	358	5	11
Diversification benefit [2]	(1,475)	(1,463)	(1,392)	1	6
Position risk (99% confidence level for risk management purposes)	8,495	8,759	8,535	(3)	0
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	20,601	21,249	21,582	(3)	(5)
Operational risk	7,495	7,565	7,635	(1)	(2)
Other risks [3]	2,282	2,559	2,397	(11)	(5)
Economic risk capital	30,378	31,373	31,614	(3)	(4)
Economic risk capital coverage ratio (%) [4]
Economic risk capital coverage ratio	159	161	159	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 3Q18, our available economic capital for the Group was CHF 48.3 billion, a decrease of CHF 2.2 billion from the end of 2Q18. BIS look-through CET1 capital was stable at CHF 35.6 billion. Economic adjustments decreased CHF 2.3 billion, mainly driven by the redemption and call of several high-trigger tier 1 capital instruments, partially offset by new issuances.
Economic risk capital by division
	End of period					Average
	3Q18	2Q18	4Q17	% change QoQ	% change Ytd	3Q18	2Q18	4Q17	% change QoQ	% change Ytd
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,190	5,462	5,320	(5)	(2)	5,326	5,394	5,111	(1)	4
International Wealth Management	2,900	3,049	3,050	(5)	(5)	2,974	3,045	2,922	(2)	2
Asia Pacific	3,866	3,745	3,966	3	(3)	3,805	3,795	3,656	0	4
Global Markets	9,628	9,729	9,484	(1)	2	9,679	9,385	9,202	3	5
Investment Banking & Capital Markets	3,423	3,536	3,133	(3)	9	3,480	3,328	3,016	5	15
Strategic Resolution Unit	4,563	4,953	5,854	(8)	(22)	4,758	5,221	6,251	(9)	(24)
Corporate Center [1]	808	899	807	(10)	0	853	839	841	2	1
Economic risk capital - Group	30,378	31,373	31,614	(3)	(4)	30,875	31,007	30,999	0	0
1 Includes primarily expense risk, operational risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.

Economic risk capital trends
Compared to the end of 2Q18, our economic risk capital decreased 3% to CHF 30.4 billion, mainly due to a 3% decrease in position risk and a 11% decrease in other risks. The decrease in position risk was driven by a reduction in credit risk, mainly reflecting a loss given default parameter update, primarily impacting Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit, enhanced data capture and a reduction in loan exposures in Investment Banking & Capital Markets, reduced trading book exposures in Global Markets as well as lower counterparty exposures in the Strategic Resolution Unit. This reduction was partially offset by higher residential loan exposures in securitized products in Global Markets. The decrease in other risks was mainly due to lower pension risk related to the Swiss pension plan in Swiss Universal Bank and International Wealth Management driven by a reduction in equity investments as part of portfolio rebalancing as well as a recalibration of real estate parameters. Operational risk was stable. Excluding the US dollar translation impact, economic risk capital decreased 2%.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (as well as through a partnership with International Wealth Management and Swiss Universal Bank under Global Markets’ risk oversight), Asia Pacific and the Strategic Resolution Unit. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q18, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model validation function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at credit-suisse.com/regulatorydisclosures.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
3Q18
Average	16	20	4	1	10	(25)		26
Minimum	13	18	3	1	8	–	[1]	23
Maximum	20	22	5	2	13	–	[1]	30
End of period	18	19	5	1	10	(26)		27
2Q18
Average	20	21	5	2	12	(29)		31
Minimum	16	19	3	1	9	–	[1]	27
Maximum	26	22	14	2	16	–	[1]	36
End of period	22	19	5	2	13	(28)		33
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	16	21	7	3	12	–	[1]	29
End of period	15	19	5	1	10	(22)		28
Risk management VaR (USD million)
3Q18
Average	16	20	4	1	10	(25)		26
Minimum	13	18	3	1	9	–	[1]	24
Maximum	21	22	5	2	13	–	[1]	30
End of period	18	19	5	1	10	(26)		27
2Q18
Average	20	21	5	2	12	(28)		32
Minimum	16	19	4	1	9	–	[1]	28
Maximum	26	23	14	2	16	–	[1]	36
End of period	22	19	5	2	14	(29)		33
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	17	21	7	3	12	–	[1]	30
End of period	15	19	5	1	10	(21)		29
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
3Q18	0	2	14	20	3	(13)		26
2Q18	0	2	15	24	4	(14)		31
4Q17	0	2	13	19	5	(13)		26
Average risk management VaR (USD million)
3Q18	0	2	14	20	3	(13)		26
2Q18	0	2	16	25	4	(15)		32
4Q17	0	2	13	19	5	(13)		26
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 27 million as of the end of 3Q18 decreased 18% compared to the end of 2Q18, mainly driven by reduced short exposure to residential loans in Global Markets. Average risk management VaR of USD 26 million in 3Q18 decreased 19% compared to 2Q18.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q18 with those for 2Q18 and 4Q17. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had one trading loss day in both 3Q18 and 2Q18 and two trading loss days in 4Q17.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using hypothetical trading revenues as defined under the Basel framework, a subset of the actual daily trading revenues. In the rolling 12-month period through the end of 3Q18, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 3Q18, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. As of the end of 3Q18, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 0.9 million, compared to negative CHF 1.8 million as of the end of 2Q18.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. The majority of our credit risk arises from our activities in retail and private banking as well as with corporate and institutional clients in the five divisions Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets, and the residual activities in the Strategic Resolution Unit.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 2Q18, gross loans decreased CHF 3.1 billion to CHF 285.6 billion as of the end of 3Q18, mainly driven by lower commercial and industrial loans, lower loans collateralized by securities and the US dollar translation impact. These decreases were partially offset mainly by increased loans to financial institutions and higher loans to the real estate sector. The net decrease of CHF 2.5 billion in commercial and industrial loans mainly reflected decreases in Asia Pacific, International Wealth Management, Global Markets and Investment Banking & Capital Markets. The net decrease of CHF 1.9 billion in loans collateralized by securities mainly reflected decreases in Asia Pacific, International Wealth Management, Investment Banking & Capital Markets and Swiss Universal Bank. Loans to financial institutions increased CHF 0.5 billion, primarily reflecting increases in Global Markets. The net increase of CHF 0.4 billion in loans to the real estate sector was driven by increases in Asia Pacific, International Wealth Management and Swiss Universal Bank.
On a divisional level, decreases in gross loans of CHF 2.0 billion in Asia Pacific, CHF 0.8 billion in International Wealth Management, CHF 0.6 billion in Investment Banking & Capital Markets and CHF 0.2 billion in the Strategic Resolution Unit were partially offset by increases in gross loans of CHF 0.4 billion in Swiss Universal Bank and CHF 0.1 billion in Global Markets.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q18 (CHF million)
Mortgages	101,758		3,945		1,510		0	0	86	107,299
Loans collateralized by securities	7,135		18,955		14,422		0	1,497	79	42,088
Consumer finance	3,491		762		49		13	0	82	4,397
Consumer	112,384		23,662		15,981		13	1,497	247	153,784
Real estate	22,483		2,166		1,030		212	295	17	26,203
Commercial and industrial loans	29,989		23,945		20,608		5,289	3,426	856	84,282
Financial institutions	2,553		1,663		4,015		7,851	467	620	17,410
Governments and public institutions	712		243		952		1,735	0	229	3,871
Corporate & institutional	55,737	[2]	28,017	[3]	26,605	[4]	15,087	4,188	1,722	131,766
Gross loans	168,121		51,679		42,586		15,100	5,685	1,969	285,550
of which held at fair value	39		93		4,334		7,745	1,396	810	14,417
Net (unearned income) / deferred expenses	74		(137)		(31)		(22)	(10)	(1)	(127)
Allowance for loan losses [5]	(499)		(126)		(85)		(54)	(62)	(86)	(912)
Net loans	167,696		51,416		42,470		15,024	5,613	1,882	284,511
2Q18 (CHF million)
Mortgages	101,383		4,051		1,558		0	0	93	107,085
Loans collateralized by securities	7,333		19,388		15,332		0	1,885	87	44,025
Consumer finance	3,395		645		27		17	0	84	4,168
Consumer	112,111		24,084		16,917		17	1,885	264	155,278
Real estate	22,398		2,054		801		213	295	19	25,780
Commercial and industrial loans	30,144		24,516		21,702		5,602	3,694	949	86,762
Financial institutions	2,423		1,602		4,175		7,439	411	700	16,945
Governments and public institutions	681		250		1,010		1,700	0	274	3,915
Corporate & institutional	55,646	[2]	28,422	[3]	27,688	[4]	14,954	4,400	1,942	133,402
Gross loans	167,757		52,506		44,605		14,971	6,285	2,206	288,680
of which held at fair value	38		129		4,699		8,091	1,838	916	15,711
Net (unearned income) / deferred expenses	71		(131)		(23)		(18)	(13)	(1)	(115)
Allowance for loan losses [5]	(486)		(115)		(95)		(59)	(66)	(84)	(905)
Net loans	167,342		52,260		44,487		14,894	6,206	2,121	287,660
4Q17 (CHF million)
Mortgages	100,498		4,106		1,309		0	0	126	106,039
Loans collateralized by securities	6,934		18,848		14,731		0	1,409	94	42,016
Consumer finance	3,174		941		25		17	0	85	4,242
Consumer	110,606		23,895		16,065		17	1,409	305	152,297
Real estate	23,158		1,968		720		302	403	48	26,599
Commercial and industrial loans	28,230		22,669		22,499		3,576	2,834	1,731	81,670
Financial institutions	2,749		1,917		2,912		6,432	422	1,059	15,697
Governments and public institutions	707		246		977		1,355	0	589	3,874
Corporate & institutional	54,844	[2]	26,800	[3]	27,108	[4]	11,665	3,659	3,427	127,840
Gross loans	165,450		50,695		43,173		11,682	5,068	3,732	280,137
of which held at fair value	33		150		4,837		6,743	1,483	2,061	15,307
Net (unearned income) / deferred expenses	56		(113)		(19)		(17)	(12)	(1)	(106)
Allowance for loan losses [5]	(465)		(108)		(74)		(44)	(55)	(136)	(882)
Net loans	165,041		50,474		43,080		11,621	5,001	3,595	279,149
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,213 million and CHF 32,437 million, respectively, as of the end of 3Q18, CHF 11,591 million and CHF 31,842 million, respectively, as of the end of 2Q18, and CHF 11,201 million and CHF 32,704 million, respectively, as of the end of 4Q17.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 22,092 million and CHF 2,328 million, respectively, as of the end of 3Q18, CHF 22,827 million and CHF 2,077 million, respectively, as of the end of 2Q18, and CHF 20,485 million and CHF 1,809 million, respectively, as of the end of 4Q17.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 17,477 million and CHF 185 million, respectively, as of the end of 3Q18, CHF 18,956 million and CHF 329 million, respectively, as of the end of 2Q18, and CHF 19,566 million and CHF 138 million, respectively, as of the end of 4Q17.

5 Allowance for loan losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q18 (CHF million)
Non-performing loans	394	377		126	29	37	67	1,030
Non-interest-earning loans	258	44		0	0	0	12	314
Non-performing and non-interest-earning loans	652	421		126	29	37	79	1,344
Restructured loans	62	29		0	6	9	80	186
Potential problem loans	109	126		8	9	0	246	498
Other impaired loans	171	155		8	15	9	326	684
Gross impaired loans [2]	823	576	[3]	134	44	46	405	2,028
of which loans with a specific allowance	746	308		128	44	46	401	1,673
of which loans without a specific allowance	77	268		6	0	0	4	355
2Q18 (CHF million)
Non-performing loans	373	479		129	78	37	61	1,157
Non-interest-earning loans	249	41		6	0	0	13	309
Non-performing and non-interest-earning loans	622	520		135	78	37	74	1,466
Restructured loans	63	48		0	7	11	78	207
Potential problem loans	113	41		4	9	0	262	429
Other impaired loans	176	89		4	16	11	340	636
Gross impaired loans [2]	798	609	[3]	139	94	48	414	2,102
of which loans with a specific allowance	712	350		122	48	48	393	1,673
of which loans without a specific allowance	86	259		17	46	0	21	429
4Q17 (CHF million)
Non-performing loans	413	327		92	32	36	148	1,048
Non-interest-earning loans	161	16		0	0	0	46	223
Non-performing and non-interest-earning loans	574	343		92	32	36	194	1,271
Restructured loans	66	95		0	0	0	129	290
Potential problem loans	129	103		29	9	0	279	549
Other impaired loans	195	198		29	9	0	408	839
Gross impaired loans [2]	769	541	[3]	121	41	36	602	2,110
of which loans with a specific allowance	694	245		91	41	36	569	1,676
of which loans without a specific allowance	75	296		30	0	0	33	434
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 79 million, CHF 102 million and CHF 111 million as of the end of 3Q18, 2Q18 and 4Q17, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 2Q18, gross impaired loans decreased CHF 74 million to CHF 2.0 billion as of the end of 3Q18, mainly reflecting lower non-performing loans in International Wealth Management and Global Markets, partially offset by higher potential problem loans in International Wealth Management.
In Global Markets, gross impaired loans decreased CHF 50 million, mainly as a result of the cure of a defaulted secured loan to an Italian holding company. In International Wealth Management, gross impaired loans decreased CHF 33 million, primarily driven by resolutions in ship finance and export finance, partially offset by a new non-performing loan in lombard lending. The increase in potential problem loans was mainly driven by existing positions in ship finance and UK mortgages that were reclassified from restructured and non-performing loans, respectively. Gross impaired loans in the Strategic Resolution Unit decreased CHF 9 million, mainly driven by the repayment of one position in Swiss real estate lending and the US dollar translation impact. In Swiss Universal Bank, gross impaired loans increased CHF 25 million, mainly driven by several newly impaired positions in the small and medium-sized enterprises business area, partially offset by an upgrade in the same business area.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q18 (CHF million)
Allowance for loan losses at beginning of period [2]	486	115	95	59	66	84	905
of which individually evaluated for impairment	355	76	67	32	33	83	646
of which collectively evaluated for impairment	131	39	28	27	33	1	259
Transfers and reclassifications	0	0	0	0	0	0	0
Net movements recognized in statements of operations	32	14	8	(5)	(4)	3	48
Gross write-offs	(16)	(3)	(18)	(4)	0	(1)	(42)
Recoveries	2	0	0	4	0	0	6
Net write-offs	(14)	(3)	(18)	0	0	(1)	(36)
Provisions for interest	2	1	2	0	0	1	6
Foreign currency translation impact and other adjustments, net	(7)	(1)	(2)	0	0	(1)	(11)
Allowance for loan losses at end of period [2]	499	126	85	54	62	86	912
of which individually evaluated for impairment	366	88	58	25	27	85	649
of which collectively evaluated for impairment	133	38	27	29	35	1	263
9M18 (CHF million)
Allowance for loan losses at beginning of period [2]	465	108	74	44	55	136	882
of which individually evaluated for impairment	340	75	56	24	27	132	654
of which collectively evaluated for impairment	125	33	18	20	28	4	228
Transfers and reclassifications	0	0	0	1	2	(3)	0
Net movements recognized in statements of operations	96	18	26	4	(1)	1	144
Gross write-offs	(77)	(5)	(20)	(4)	0	(56)	(162)
Recoveries	14	2	0	8	5	3	32
Net write-offs	(63)	(3)	(20)	4	5	(53)	(130)
Provisions for interest	5	4	5	1	1	5	21
Foreign currency translation impact and other adjustments, net	(4)	(1)	0	0	0	0	(5)
Allowance for loan losses at end of period [2]	499	126	85	54	62	86	912
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses is only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.8	0.3	0.4	0.9	6.8	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.4	0.6	1.1	34.9	0.7
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	1.4	7.4	0.3
Specific allowance for loan losses / Gross impaired loans	44.5	15.3	43.3	56.8	58.7	21.0	32.0
2Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.0	0.3	1.1	0.8	5.7	0.5
Gross impaired loans / Gross loans	0.5	1.2	0.3	1.4	1.1	32.1	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	6.5	0.3
Specific allowance for loan losses / Gross impaired loans	44.5	12.5	48.2	34.0	68.8	20.0	30.7
4Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.7	0.2	0.6	1.0	11.6	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.3	0.8	1.0	36.0	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	8.1	0.3
Specific allowance for loan losses / Gross impaired loans	44.2	13.9	46.3	58.5	75.0	21.9	31.0
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2017 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
Total assets were CHF 768.5 billion, total liabilities were CHF 725.6 billion and total equity was CHF 42.9 billion. Total assets decreased 4% and total liabilities decreased 4% for the quarter, reflecting lower operating activities and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 768.5 billion as of the end of 3Q18, a decrease of CHF 29.6 billion, or 4%, from the end of 2Q18, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 20.6 billion.
Compared to the end of 2Q18, cash and due from banks decreased CHF 17.6 billion, or 16%, mainly driven by lower cash positions at the SNB, the Fed and the ECB. Trading assets decreased CHF 8.4 billion, or 6%, primarily due to lower debt securities and the foreign exchange translation impact, partially offset by higher equity securities. Net loans decreased CHF 3.1 billion, or 1%, mainly driven by lower commercial and industrial loans, lower loans collateralized by securities and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions were stable. Brokerage receivables increased CHF 3.2 billion, or 7%, primarily due to increases in open trades and failed trades. All other assets decreased CHF 3.0 billion, or 3%, mainly reflecting a decrease of CHF 4.6 billion, or 13%, in other assets, mainly related to assets held-for-sale and cash collateral on derivative instruments, partially offset by an increase of CHF 1.5 billion, or 3%, in securities received as collateral.
Balance sheet summary
	end of			% change
	3Q18	2Q18	4Q17	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	94,945	112,513	109,815	(16)	(14)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,010	117,617	115,346	(1)	1
Trading assets	127,182	135,586	156,334	(6)	(19)
Net loans	284,511	287,660	279,149	(1)	2
Brokerage receivables	48,282	45,132	46,968	7	3
All other assets	96,614	99,650	88,677	(3)	9
Total assets	768,544	798,158	796,289	(4)	(3)
Liabilities and equity (CHF million)
Due to banks	16,725	17,459	15,413	(4)	9
Customer deposits	349,818	367,408	361,162	(5)	(3)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,442	19,886	26,496	(7)	(30)
Trading liabilities	43,328	42,776	39,119	1	11
Long-term debt	164,087	165,961	173,032	(1)	(5)
Brokerage payables	39,904	34,450	43,303	16	(8)
All other liabilities	93,306	106,609	95,575	(12)	(2)
Total liabilities	725,610	754,549	754,100	(4)	(4)
Total shareholders' equity	42,734	43,470	41,902	(2)	2
Noncontrolling interests	200	139	287	44	(30)
Total equity	42,934	43,609	42,189	(2)	2

Total liabilities and equity	768,544	798,158	796,289	(4)	(3)

Total liabilities were CHF 725.6 billion as of the end of 3Q18, a decrease of CHF 28.9 billion, or 4%, from the end of 2Q18, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 21.4 billion.
Compared to the end of 2Q18, customer deposits decreased CHF 17.6 billion, or 5%, mainly driven by a decrease in certificates of deposits. Long-term debt decreased CHF 1.9 billion, or 1%, mainly driven by maturities of senior debt and the foreign exchange translation impact, partially offset by issuances of senior and subordinated debt. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.4 billion, or 7%, primarily due to lower repurchase transactions with customers and banks and lower cash collateral. Due to banks decreased CHF 0.7 billion, or 4%, mainly driven by a decrease in time deposits with banks. Trading liabilities were stable. Brokerage payables increased CHF 5.5 billion, or 16%, mainly due to increases in open trades and margin lending. All other liabilities decreased CHF 13.3 billion, or 12%, primarily reflecting a decrease of CHF 13.1 billion, or 43%, in short-term borrowings, mainly related to redemptions of CP.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 and “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income and additional share information
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation
33 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of September 30, 2018, the related condensed consolidated statements of operations, comprehensive income and changes in equity for the three and nine-month periods ended September 30, 2018 and 2017, the related condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2018 and 2017, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandNovember 1, 2018

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q18	2Q18	3Q17	9M18	9M17
Consolidated statements of operations (CHF million)
Interest and dividend income	4,558	5,090	4,273	14,099	12,917
Interest expense	(3,139)	(3,497)	(2,651)	(9,502)	(7,925)
Net interest income	1,419	1,593	1,622	4,597	4,992
Commissions and fees	2,821	3,159	2,762	9,026	8,713
Trading revenues	383	528	320	1,489	1,131
Other revenues	265	315	268	1,007	875
Net revenues	4,888	5,595	4,972	16,119	15,711
Provision for credit losses	65	73	32	186	167
Compensation and benefits	2,394	2,547	2,499	7,479	7,799
General and administrative expenses	1,301	1,420	1,582	4,229	4,710
Commission expenses	286	328	347	958	1,065
Restructuring expenses	171	175	112	490	318
Total other operating expenses	1,758	1,923	2,041	5,677	6,093
Total operating expenses	4,152	4,470	4,540	13,156	13,892
Income before taxes	671	1,052	400	2,777	1,652
Income tax expense	261	398	153	1,021	507
Net income	410	654	247	1,756	1,145
Net income/(loss) attributable to noncontrolling interests	(14)	7	3	(9)	2
Net income attributable to shareholders	424	647	244	1,765	1,143
Earnings/(loss) per share (CHF)
Basic earnings per share	0.17	0.25	0.10	0.68	0.48
Diluted earnings per share	0.16	0.25	0.09	0.67	0.47
Consolidated statements of comprehensive income (unaudited)
in	3Q18	2Q18	3Q17	9M18	9M17
Comprehensive income/(loss) (CHF million)
Net income	410	654	247	1,756	1,145
Gains/(losses) on cash flow hedges	3	(10)	(5)	(40)	1
Foreign currency translation	(513)	565	353	(450)	(1,248)
Unrealized gains/(losses) on securities	(4)	(8)	0	(18)	(7)
Actuarial gains/(losses)	58	73	68	211	253
Net prior service credit/(cost)	(25)	(29)	(27)	(85)	(94)
Gains/(losses) on liabilities related to credit risk	(825)	761	(352)	327	(1,495)
Other comprehensive income/(loss), net of tax	(1,306)	1,352	37	(55)	(2,590)
Comprehensive income/(loss)	(896)	2,006	284	1,701	(1,445)
Comprehensive income/(loss) attributable to noncontrolling interests	(16)	12	4	(15)	(7)
Comprehensive income/(loss) attributable to shareholders	(880)	1,994	280	1,716	(1,438)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q18	2Q18	4Q17
Assets (CHF million)
Cash and due from banks	94,945	112,513	109,815
of which reported at fair value	154	185	212
of which reported from consolidated VIEs	173	240	232
Interest-bearing deposits with banks	1,236	1,022	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,010	117,617	115,346
of which reported at fair value	79,979	75,706	77,498
Securities received as collateral, at fair value	47,010	45,522	38,074
of which encumbered	30,373	25,770	23,632
Trading assets, at fair value	127,182	135,586	156,334
of which encumbered	33,671	35,077	49,237
of which reported from consolidated VIEs	1,177	1,252	1,348
Investment securities	2,837	2,331	2,191
of which reported at fair value	2,837	2,331	2,191
of which reported from consolidated VIEs	1,217	679	381
Other investments	5,011	5,626	5,964
of which reported at fair value	2,590	3,139	3,506
of which reported from consolidated VIEs	1,608	1,610	1,833
Net loans	284,511	287,660	279,149
of which reported at fair value	14,417	15,711	15,307
of which encumbered	194	161	186
of which reported from consolidated VIEs	311	299	267
allowance for loan losses	(912)	(905)	(882)
Premises and equipment	4,825	4,831	4,686
of which reported from consolidated VIEs	39	126	151
Goodwill	4,736	4,797	4,742
Other intangible assets	214	212	223
of which reported at fair value	156	151	158
Brokerage receivables	48,282	45,132	46,968
Other assets	30,745	35,309	32,071
of which reported at fair value	6,917	9,743	9,018
of which encumbered	301	229	134
of which reported from consolidated VIEs	1,912	2,039	2,398
Total assets	768,544	798,158	796,289
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q18	2Q18	4Q17
Liabilities and equity (CHF million)
Due to banks	16,725	17,459	15,413
of which reported at fair value	159	169	197
Customer deposits	349,818	367,408	361,162
of which reported at fair value	3,362	3,407	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,442	19,886	26,496
of which reported at fair value	9,561	9,457	15,262
Obligation to return securities received as collateral, at fair value	47,010	45,522	38,074
Trading liabilities, at fair value	43,328	42,776	39,119
of which reported from consolidated VIEs	2	3	3
Short-term borrowings	17,488	30,573	25,889
of which reported at fair value	11,255	11,675	11,019
of which reported from consolidated VIEs	3,010	6,455	6,672
Long-term debt	164,087	165,961	173,032
of which reported at fair value	64,164	62,205	63,628
of which reported from consolidated VIEs	1,061	1,072	863
Brokerage payables	39,904	34,450	43,303
Other liabilities	28,808	30,514	31,612
of which reported at fair value	7,755	7,750	8,624
of which reported from consolidated VIEs	276	262	441
Total liabilities	725,610	754,549	754,100
Common shares	102	102	102
Additional paid-in capital	34,785	34,678	35,668
Retained earnings	26,714	26,290	24,973
Treasury shares, at cost	(59)	(96)	(103)
Accumulated other comprehensive income/(loss)	(18,808)	(17,504)	(18,738)
Total shareholders' equity	42,734	43,470	41,902
Noncontrolling interests	200	139	287
Total equity	42,934	43,609	42,189

Total liabilities and equity	768,544	798,158	796,289
end of	3Q18	2Q18	4Q17
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,271,129,950	3,271,129,950	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720	2,556,011,720
Treasury shares	(3,643,997)	(5,967,951)	(5,757,666)
Shares outstanding	2,552,367,723	2,550,043,769	2,550,254,054
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
3Q18 (CHF million)
Balance at beginning of period	102	34,678	26,290	(96)	(17,504)	43,470	139	43,609
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2	–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	18	18
Net income/(loss)	–	–	424	–	–	424	(14)	410
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,304)	(1,304)	(2)	(1,306)
Sale of treasury shares	–	–	–	3,003	–	3,003	–	3,003
Repurchase of treasury shares	–	–	–	(2,979)	–	(2,979)	–	(2,979)
Share-based compensation, net of tax	–	197	–	13	–	210	–	210
Financial instruments indexed to own shares [3]	–	(92)	–	–	–	(92)	–	(92)
Change in scope of consolidation, net	–	–	–	–	–	–	88	88
Balance at end of period	102	34,785	26,714	(59)	(18,808)	42,734	200	42,934
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q18 (CHF million)
Balance at beginning of period	102	35,933	25,643	(287)	(18,851)	42,540	157	42,697
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1	1
Net income/(loss)	–	–	647	–	–	647	7	654
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,347	1,347	5	1,352
Sale of treasury shares	–	(3)	–	2,745	–	2,742	–	2,742
Repurchase of treasury shares	–	–	–	(3,244)	–	(3,244)	–	(3,244)
Share-based compensation, net of tax	–	(762)	–	690	–	(72)	–	(72)
Financial instruments indexed to own shares	–	171	–	–	–	171	–	171
Dividends paid	–	(661)	–	–	–	(661)	(1)	(662)
Change in scope of consolidation, net	–	–	–	–	–	–	(15)	(15)
Balance at end of period	102	34,678	26,290	(96)	(17,504)	43,470	139	43,609
3Q17 (CHF million)
Balance at beginning of period	102	35,465	26,855	(40)	(18,889)	43,493	343	43,836
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(26)	(26)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	25	25
Net income/(loss)	–	–	244	–	–	244	3	247
Total other comprehensive income/(loss), net of tax	–	–	–	–	36	36	1	37
Sale of treasury shares	–	5	–	3,298	–	3,303	–	3,303
Repurchase of treasury shares	–	–	–	(3,319)	–	(3,319)	–	(3,319)
Share-based compensation, net of tax	–	154	–	44	–	198	–	198
Financial instruments indexed to own shares	–	(97)	–	–	–	(97)	–	(97)
Dividends paid	–	–	–	–	–	–	(1)	(1)
Change in scope of consolidation, net	–	–	–	–	–	–	(122)	(122)
Balance at end of period	102	35,527	27,099	(17)	(18,853)	43,858	223	44,081
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
9M18 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(63)	(63)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2		–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	28	28
Net income/(loss)	–	–		1,765	–	–	1,765	(9)	1,756
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(49)	(49)	(6)	(55)
Sale of treasury shares	–	(13)		–	9,191	–	9,178	–	9,178
Repurchase of treasury shares	–	–		–	(9,878)	–	(9,878)	–	(9,878)
Share-based compensation, net of tax	–	(290)		–	731	–	441	–	441
Financial instruments indexed to own shares [3]	–	79		–	–	–	79	–	79
Dividends paid	–	(661)	[4]	–	–	–	(661)	(4)	(665)
Changes in scope of consolidation, net	–	–		–	–	–	–	(31)	(31)
Balance at end of period	102	34,785		26,714	(59)	(18,808)	42,734	200	42,934
9M17 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(81)	(81)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	54	54
Net income/(loss)	–	–		1,143	–	–	1,143	2	1,145
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,581)	(2,581)	(9)	(2,590)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	(3)		–	9,140	–	9,137	–	9,137
Repurchase of treasury shares	–	–		–	(9,764)	–	(9,764)	–	(9,764)
Share-based compensation, net of tax	–	(188)		–	607	–	419	–	419
Financial instruments indexed to own shares	–	106		–	–	–	106	–	106
Dividends paid	–	(1,546)		–	–	–	(1,546)	(3)	(1,549)
Changes in scope of consolidation, net	–	–		–	–	–	–	(142)	(142)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,527		27,099	(17)	(18,853)	43,858	223	44,081
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M18	9M17
Operating activities (CHF million)
Net income	1,756	1,145
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	665	651
Provision for credit losses	186	167
Deferred tax provision/(benefit)	551	177
Share of net income/(loss) from equity method investments	(26)	(87)
Trading assets and liabilities, net	32,278	20,305
(Increase)/decrease in other assets	(3,271)	(6,068)
Increase/(decrease) in other liabilities	(6,096)	(12,424)
Other, net	(3,468)	984
Total adjustments	20,819	3,705
Net cash provided by/(used in) operating activities	22,575	4,850
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(514)	87
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,403)	(11,609)
Purchase of investment securities	(394)	(53)
Proceeds from sale of investment securities	255	12
Maturities of investment securities	362	210
Investments in subsidiaries and other investments	(478)	(989)
Proceeds from sale of other investments	1,387	1,390
(Increase)/decrease in loans	(9,894)	(7,497)
Proceeds from sales of loans	5,305	6,835
Capital expenditures for premises and equipment and other intangible assets	(883)	(746)
Proceeds from sale of premises and equipment and other intangible assets	29	1
Other, net	284	53
Net cash provided by/(used in) investing activities	(6,944)	(12,306)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M18	9M17
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(9,329)	(4)
Increase/(decrease) in short-term borrowings	(7,419)	1,641
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,998)	1,757
Issuances of long-term debt	24,783	32,722
Repayments of long-term debt	(28,866)	(46,647)
Issuances of common shares	0	4,253
Sale of treasury shares	9,178	9,137
Repurchase of treasury shares	(9,878)	(9,764)
Dividends paid	(665)	(589)
Other, net	120	317
Net cash provided by/(used in) financing activities	(30,074)	(7,177)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(427)	(749)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(14,870)	(15,382)

Cash and due from banks at beginning of period [1]	109,815	121,161
Cash and due from banks at end of period [1]	94,945	105,779
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	9M18	9M17
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	483	503
Cash paid for interest	9,566	7,675
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,633
Liabilities sold	0	1,554
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2017 included in the Credit Suisse Annual Report 2017.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q18 consolidated statements of operations and comprehensive income, the 2Q18 consolidated balance sheets and the 3Q18, 2Q18 and 3Q17 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of accounting standards adopted in 2017.
ASC Topic 230 – Statement of Cash Flows
In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (ASU 2016-18), an update to Accounting Standards Codification (ASC) Topic 230 – Statement of Cash Flows. ASU 2016-18 required that cash amounts described as restricted cash and cash equivalents be included in cash and cash equivalents when reconciling total amounts in the statements of cash flows. ASU 2016-18 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-18 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provided guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-15 on January 1, 2018 did not have a material impact on the Group’s financial position, results of operations and cash flows and, as such, prior periods were not restated.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance was that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlined key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
ASU 2014-09 and its subsequent amendments were effective for the annual reporting period beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption was permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.
The Group established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts included the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance did not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance.
The Group adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach with a transition adjustment recognized in retained earnings without restating comparatives. As a result of adoption, there was a decrease in retained earnings, net of tax, of CHF 45 million due to a change in timing of the recognition of certain fees in investment banking and private banking.
Additionally, the new revenue recognition criteria required the Group to present underwriting revenue, reimbursed expenses in fund management and in investment banking advisory, gross of offsetting expenses in contrast to prior periods in which the financial statements presented these amounts net of offsetting expenses; this change in presentation from net to gross would have increased the revenues and expenses in 2017 by approximately CHF 0.2 billion, which was not included in the above stated transition amount. Furthermore, with the adoption of ASU 2014-09, the brokerage, clearing and exchange expenses, which are incurred when acting as an agent on behalf of clients buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared over-the-counter (OTC) derivatives, are offset against the commission income. The change in presentation of brokerage, clearing and exchange expenses would have decreased the revenues and expenses in 2017 by approximately CHF 0.1 billion, which was not included in the above stated transition amount.
> Refer to “Note 14 – Revenue from contracts with customers” for further information.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 required that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that included the service cost and outside of any subtotal of operating income. ASU 2017-07 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2017-07 on January 1, 2018 resulted in a restatement that, upon adoption, increased compensation and benefits expenses and decreased general and administrative expenses by CHF 190 million and CHF 80 million as of December 31, 2017 and 2016, respectively.
ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the removed disclosures and certain modified disclosures upon issuance of ASU 2018-13. As these amendments relate to disclosures, the adoption did not have an impact on the Group’s financial position, results of operations or cash flows.
The Group is currently evaluating the impact of the adoption of the remaining amendments in ASU 2018-13.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 addressed certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affected the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Early adoption of the full standard was not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities could be early adopted in isolation. The amendments to ASU 2016-01 required the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group early adopted these sections of the update on January 1, 2016. As a result of the adoption, the Group reclassified CHF 475 million, net of tax, from retained earnings to AOCI.
The adoption of the remaining amendments to ASU 2016-01, on January 1, 2018 resulted in a reclassification of unrealized gains and losses previously reported in AOCI for available-for-sale equity securities to retained earnings of CHF 21 million, net of tax. ASU 2016-01 also required that certain equity instruments without readily determinable fair value be measured at fair value, excluding instances in which measurement alternative is applied; however, this requirement did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to ASC Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allow a reclassification from AOCI to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act of 2017.
ASU 2018-02 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption is permitted in any period for which financial statements have not yet been issued. The Group may elect to apply the amendments to ASU 2018-02 to the beginning of the period (annual or interim) of adoption or retrospectively for each period in which the tax effects of the US Tax Cuts and Jobs Act of 2017 related to items remaining in AOCI are recognized. The Group is currently evaluating the impact of the adoption of ASU 2018-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is an SEC- filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Group does not intend to early adopt ASU 2016-13.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology and continues to adjust for key interpretive issues. Furthermore, the Group will continue to monitor the scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects a cumulative adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 350 – Intangibles – Goodwill and Other
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (ASU 2018-15), an update to ASC Subtopic 350-40 – Intangibles – Goodwill and Other – Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, is permitted. The Group is currently evaluating the impact of the adoption of ASU 2018-15 on the Group’s financial position, results of operations and cash flow.
ASC Topic 715 – Compensation – Retirement Benefits
In August 2018, the FASB issued ASU 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans” (ASU 2018-14), an update to ASC Topic 715 - Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework. ASU 2018-14 modifies the disclosure framework to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. ASU 2018-14 is effective for annual reporting periods ending after December 15, 2020, with early adoption permitted. ASU 2018-14 should be applied on a retrospective approach for all periods presented. As these amendments relate only to disclosures, there will be no impact from the adoption of ASU 2018-14 on the Group’s financial position, results of operations or cash flows.

ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. ASU 2016-02 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted; however, the Group does not intend to early adopt ASU 2016-02.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance. The Group does not expect a material change to the timing of expense recognition and is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
There were no significant business developments for the Group in 3Q18. There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.
4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	3Q18	2Q18	3Q17	9M18	9M17
Net revenues (CHF million)
Swiss Universal Bank	1,341	1,419	1,319	4,191	4,078
International Wealth Management	1,265	1,344	1,262	4,012	3,747
Asia Pacific	811	914	890	2,716	2,619
Global Markets	1,043	1,426	1,262	4,015	4,388
Investment Banking & Capital Markets	530	644	457	1,702	1,574
Strategic Resolution Unit	(154)	(176)	(255)	(533)	(735)
Corporate Center	52	24	37	16	40
Net revenues	4,888	5,595	4,972	16,119	15,711
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	511	553	426	1,627	1,332
International Wealth Management	378	433	355	1,295	1,011
Asia Pacific	176	217	218	627	553
Global Markets	(96)	148	71	347	645
Investment Banking & Capital Markets	70	110	35	239	262
Strategic Resolution Unit	(307)	(368)	(578)	(1,084)	(1,680)
Corporate Center	(61)	(41)	(127)	(274)	(471)
Income/(loss) before taxes	671	1,052	400	2,777	1,652
Total assets
end of	3Q18	2Q18	4Q17
Total assets (CHF million)
Swiss Universal Bank	220,263	220,030	228,857
International Wealth Management	90,426	92,622	94,753
Asia Pacific	100,056	109,336	96,497
Global Markets	215,246	228,941	242,159
Investment Banking & Capital Markets	16,116	18,546	20,803
Strategic Resolution Unit	23,058	27,439	45,629
Corporate Center	103,379	101,244	67,591
Total assets	768,544	798,158	796,289

5 Net interest income
in	3Q18	2Q18	3Q17	9M18	9M17
Net interest income (CHF million)
Loans	1,696	1,679	1,520	4,978	4,427
Investment securities	22	20	11	52	34
Trading assets	1,410	1,968	1,626	4,950	5,284
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	722	706	643	2,085	1,882
Other	708	717	473	2,034	1,290
Interest and dividend income	4,558	5,090	4,273	14,099	12,917
Deposits	(580)	(587)	(348)	(1,617)	(981)
Short-term borrowings	(80)	(123)	(43)	(285)	(116)
Trading liabilities	(727)	(1,144)	(891)	(2,731)	(2,857)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(503)	(477)	(319)	(1,379)	(896)
Long-term debt	(1,032)	(982)	(933)	(2,924)	(2,779)
Other	(217)	(184)	(117)	(566)	(296)
Interest expense	(3,139)	(3,497)	(2,651)	(9,502)	(7,925)
Net interest income	1,419	1,593	1,622	4,597	4,992
6 Commissions and fees
in	3Q18	2Q18	3Q17	9M18	9M17
Commissions and fees (CHF million)
Lending business	443	529	421	1,442	1,369
Investment and portfolio management	896	896	866	2,684	2,529
Other securities business	12	11	11	35	33
Fiduciary business	908	907	877	2,719	2,562
Underwriting	405	513	356	1,388	1,294
Brokerage	614	745	712	2,169	2,274
Underwriting and brokerage	1,019	1,258	1,068	3,557	3,568
Other services	451	465	396	1,308	1,214
Commissions and fees	2,821	3,159	2,762	9,026	8,713
7 Trading revenues
in	3Q18	2Q18	3Q17	9M18	9M17
Trading revenues (CHF million)
Interest rate products	361	(301)	1,040	917	3,003
Foreign exchange products	158	(31)	350	311	1,587
Equity/index-related products	15	723	(753)	411	(2,624)
Credit products	(207)	65	(284)	(108)	(865)
Commodity and energy products	38	13	9	77	74
Other products	18	59	(42)	(119)	(44)
Trading revenues	383	528	320	1,489	1,131
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on trading revenues and managing trading risks.

8 Other revenues
in	3Q18	2Q18	3Q17	9M18	9M17
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	0	(1)	(2)	(2)
Loans held-for-sale	(11)	1	5	0	5
Long-lived assets held-for-sale	13	0	(5)	29	(16)
Equity method investments	50	52	59	171	165
Other investments	28	61	(46)	217	31
Other	186	201	256	592	692
Other revenues	265	315	268	1,007	875
9 Provision for credit losses
in	3Q18	2Q18	3Q17	9M18	9M17
Provision for credit losses (CHF million)
Provision for loan losses	48	60	8	144	144
Provision for lending-related and other exposures	17	13	24	42	23
Provision for credit losses	65	73	32	186	167
10 Compensation and benefits
in	3Q18	2Q18	3Q17	9M18	9M17
Compensation and benefits (CHF million)
Salaries and variable compensation	2,070	2,148	2,142	6,407	6,684
Social security	150	200	163	510	523
Other [1]	174	199	194	562	592
Compensation and benefits	2,394	2,547	2,499	7,479	7,799
1
Includes pension-related expenses of CHF 99 million, CHF 108 million, CHF 108 million, CHF 314 million and CHF 325 million in 3Q18, 2Q18, 3Q17, 9M18 and 9M17, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	3Q18	2Q18	3Q17	9M18	9M17
General and administrative expenses (CHF million)
Occupancy expenses	233	248	256	721	745
IT, machinery, etc.	299	273	301	849	841
Provisions and losses	60	97	164	297	389
Travel and entertainment	73	83	75	250	238
Professional services	393	428	554	1,304	1,745
Amortization and impairment of other intangible assets	2	2	2	7	7
Other [1]	241	289	230	801	745
General and administrative expenses	1,301	1,420	1,582	4,229	4,710
1
Includes pension-related expenses/(credits) of CHF (51) million, CHF (52) million, CHF (48) million, CHF (156) million and CHF (148) million in 3Q18, 2Q18, 3Q17, 9M18 and 9M17, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the ongoing implementation of the revised Group strategy, restructuring expenses of CHF 171 million, CHF 175 million, CHF 112 million, CHF 490 million and CHF 318 million were recognized in 3Q18, 2Q18, 3Q17, 9M18 and 9M17, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	3Q18	2Q18	3Q17	9M18	9M17
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	25	27	13	80	61
International Wealth Management	28	28	16	82	59
Asia Pacific	9	20	10	35	40
Global Markets	64	56	27	162	79
Investment Banking & Capital Markets	17	31	16	78	28
Strategic Resolution Unit	28	13	21	52	39
Corporate Center	0	0	9	1	12
Total restructuring expenses	171	175	112	490	318
Restructuring expenses by type
in	3Q18	2Q18	3Q17	9M18	9M17
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	59	85	87	247	215
of which severance expenses	47	58	59	174	145
of which accelerated deferred compensation	12	27	28	73	70
General and administrative-related expenses	112	90	25	243	103
of which pension expenses	6	25	12	58	63
Total restructuring expenses	171	175	112	490	318
Restructuring provision
	3Q18			2Q18			3Q17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	192	137	329	204	108	312	181	83	264
Net additional charges [1]	47	77	124	58	61	119	59	10	69
Utilization	(63)	(39)	(102)	(70)	(32)	(102)	(50)	(10)	(60)
Balance at end of period	176	175	351	192	137	329	190	83	273
1
The following items for which expense accretion was accelerated in 3Q18, 2Q18 and 3Q17 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 9 million, CHF 20 million and CHF 22 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 6 million, CHF 25 million and CHF 12 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 3 million, CHF 7 million and CHF 6 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 29 million, CHF 4 million and CHF 3 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring provision (continued)
in	9M18			9M17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	196	110	306	217	94	311
Net additional charges [1]	174	152	326	145	27	172
Utilization	(194)	(87)	(281)	(172)	(38)	(210)
Balance at end of period	176	175	351	190	83	273
1
The following items for which expense accretion was accelerated in 9M18 and 9M17 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 55 million and CHF 49 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 58 million and CHF 63 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 18 million and CHF 21 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 33 million and CHF 13 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	3Q18	2Q18	3Q17	9M18	9M17
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	424	647	244	1,765	1,143
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for diluted earnings per share	424	647	244	1,765	1,143
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,564.1	2,581.9	2,565.5	2,577.4	2,363.1
Dilutive share options and warrants	2.6	3.3	1.8	2.7	3.2
Dilutive share awards	53.2	44.9	58.8	54.4	51.4
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,619.9	2,630.1	2,626.1	2,634.5	2,417.7
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.17	0.25	0.10	0.68	0.48
Diluted earnings per share available for common shares	0.16	0.25	0.09	0.67	0.47
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.7 million, 9.1 million, 10.7 million, 9.5 million and 9.6 million for 3Q18, 2Q18, 3Q17, 9M18 and 9M17, respectively.

14 Revenue from contracts with customers
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are collected by the Group from a customer and both imposed on and concurrent with a specific revenue-producing transaction are excluded from revenue. The Group recognizes revenue when it satisfies a contractual performance obligation. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally no significant judgement is required with respect to recording variable consideration.
If a fee is a fixed percentage of a variable account value at contract inception, recognition of the fee revenue is constrained as the contractual consideration is highly susceptible to change due to factors outside of the Group’s influence. However, at each performance measurement period end (e.g., end-of-day, end-of-month, end-of-quarter), recognition of the cumulative amount of the consideration to which the Group is entitled is no longer constrained because it is calculated based on a known account value and the fee revenue is no longer variable.
Nature of services
The following is a description of the principal activities from which the Group generates its revenues from contracts with customers.
The performance obligations are typically satisfied as the services in the contract are rendered. The contract terms are generally such that they do not result in any contract assets. The contracts generally do not include a significant financing component or obligations for refunds or other similar obligations. Any variable consideration included in the transaction price is only recognized when the uncertainty of the amount is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.

Credit Suisse’s wealth management businesses provide investment services and solutions for clients, including asset management, investment advisory and investment management, wealth planning, and origination and structuring of sophisticated financing transactions for clients. The Group receives for these services investment advisory and investment management fees which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues” below. Generally, the fee for the service provided is recognized over the period of time the service is provided.
The wealth management businesses also provide comprehensive advisory services and tailored investment and financing solutions to private, corporate and institutional clients. The nature of the services range from investment and wealth management activities, which are services rendered over a period of time according to the contract with the customer, to more transaction-specific services such as brokerage and sales and trading services and the offer of client-tailored financing products. The services are provided as requested by Credit Suisse’s clients, and the fee for the service requested is recognized once the service is provided.
The Group’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the net asset value (NAV) of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Group depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Group recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a claw-back obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual claw-back obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the claw-back provision has not lapsed, the claw-back obligation is accounted for as a refund liability.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers. Typically, the fees in these businesses are recognized at a single point in time once the transaction is complete, i.e., when the securities have been placed with investors, and recognized as underwriting revenue. All expenses incurred in satisfying the performance obligation are deferred and recognized once the transaction is complete. Generally Credit Suisse and other banks form a syndicate group to underwrite and place the securities for a customer. The Group may act as the lead or a participating member in the syndicate group. Each member of the syndicate group, including the lead and participating underwriters, is acting as principal for their proportionate share of the syndication. As a result, the individual underwriters reflect their proportionate share of underwriting revenue and underwriting costs on a gross basis.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed. The Group generally acts as an agent when buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives on behalf of clients.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. For these types of services, the Group typically receives a non-refundable retainer fee and/or a success fee which usually represents a percentage of the transaction proceeds if and when the corporate finance activity is completed. Additionally, the contract may contain a milestone fee such as an ‘announcement fee’ that is payable upon the public announcement of the corporate finance activity. Typically the fees in the investment banking business are recognized at a specific point in time once it is determined that the performance obligation related to the transaction has been completed. A contract liability will be recorded if the Group receives a payment such as a retainer fee or announcement fee for an advisory service prior to satisfying the performance obligation. Advisory fees are recognized ratably over time in scenarios where the contracted service of the Group is to act as an advisor over a specified period not related to or dependent on the successful completion of a transaction. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.

Contracts with customers and disaggregation of revenues
in	3Q18	2Q18
Contracts with customers (CHF million)
Investment and portfolio management	896	896
Other securities business	12	11
Underwriting	405	513
Brokerage	623	749
Other services	452	471
Total revenues from contracts with customers	2,388	2,640
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	3Q18	2Q18
Contract balances (CHF million)
Contract receivables	845	838
Contract liabilities	66	63
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	7	13
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
In 3Q18 and 2Q18 we recognized a net impairment loss on contract receivables of CHF 6 million and CHF 3 million, respectively. The Group did not recognize any contract assets during 3Q18 and 2Q18.
Capitalized costs
The Group has not incurred costs in obtaining a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Group’s consolidated statement of operations resulted in increases in commissions and fees revenues of CHF 19 million and CHF 23 million, increases in general and administrative expenses of CHF 45 million and CHF 48 million and decreases in commission expenses of CHF 25 million and CHF 29 million for 3Q18 and 2Q18, respectively. The impact of the adoption did not have a material impact on the Group’s consolidated balance sheet or the Group’s consolidated statement of cash flows in 3Q18 and 2Q18.
15 Trading assets and liabilities
end of	3Q18	2Q18	4Q17
Trading assets (CHF million)
Debt securities	54,015	67,595	72,765
Equity securities	49,691	43,754	55,722
Derivative instruments [1]	18,178	19,564	19,621
Other	5,298	4,673	8,226
Trading assets	127,182	135,586	156,334
Trading liabilities (CHF million)
Short positions	28,709	27,594	24,465
Derivative instruments [1]	14,619	15,182	14,654
Trading liabilities	43,328	42,776	39,119
1 Amounts shown after counterparty and cash collateral netting.

Cash collateral on derivative instruments
end of	3Q18	2Q18	4Q17
Cash collateral – netted (CHF million) [1]
Cash collateral paid	19,321	21,195	23,288
Cash collateral received	13,248	14,376	14,996
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	6,298	7,488	5,141
Cash collateral received	7,926	8,761	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.
16 Investment securities
end of	3Q18	2Q18	4Q17
Investment securities (CHF million)
Securities available-for-sale	2,837	2,331	2,191
Total investment securities	2,837	2,331	2,191
Investment securities by type
end of	3Q18				4Q17
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	2	0	0	2	199	13	0	212
Debt securities issued by foreign governments	1,200	8	0	1,208	1,215	21	0	1,236
Corporate debt securities	411	0	1	410	238	0	0	238
Residential mortgage-backed securities [1]	1,215	0	0	1,215	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,830	8	1	2,837	2,032	34	0	2,066
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,830	8	1	2,837	2,127	64	0	2,191
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
3Q18 (CHF million)
Corporate debt securities	167	1	0	0	167	1
Debt securities available-for-sale	167	1	0	0	167	1

Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	9M18			9M17
	Debt securities	Equity securities	[1]	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	255	–		6	6
Realized gains	8	–		0	0
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q18 (CHF million, except where indicated)
Due within 1 year	1,098	1,104	0.89
Due from 1 to 5 years	179	180	0.35
Due from 5 to 10 years	336	336	0.77
Due after 10 years	1,217	1,217	2.86
Total debt securities	2,830	2,837	1.69
17 Other investments
end of	3Q18	2Q18	4Q17
Other investments (CHF million)
Equity method investments	2,487	2,989	3,066
Equity securities (without a readily determinable fair value) [1]	1,235	1,193	1,292
of which at net asset value	627	601	742
of which at measurement alternative	192	187	175
of which at fair value	175	193	161
of which at cost less impairment	241	212	214
Real estate held-for-investment [2]	78	173	232
Life finance instruments [3]	1,211	1,271	1,374
Total other investments	5,011	5,626	5,964
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 3Q18, 2Q18 and 4Q17, real estate held for investment included foreclosed or repossessed real estate of CHF 2 million, CHF 10 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	3Q18	Cumulative
Impairments and adjustments (CHF million)
Impairments and downward adjustments	0	(3)
Equity securities without a readily determinable fair value held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, equity securities without a readily determinable fair value held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Equity securities without a readily determinable fair value include investments in entities that regularly calculate NAV per share or its equivalent.
> Refer to “Note 30 – Financial instruments” for further information on such investments.
The Group performs a regular impairment analysis of real estate portfolios. If an impairment was identified, the carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. There were no impairments recorded in 3Q18, 2Q18 and 9M18, while in 3Q17 and 9M17, we recorded impairments of CHF 10 million and CHF 12 million, respectively.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 30 million, CHF 132 million and CHF 140 million for 3Q18, 2Q18 and 4Q17, respectively. Prior periods have been corrected.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	3Q18	2Q18	4Q17
Loans (CHF million)
Mortgages	107,299	107,085	106,039
Loans collateralized by securities	42,088	44,025	42,016
Consumer finance	4,397	4,168	4,242
Consumer	153,784	155,278	152,297
Real estate	26,203	25,780	26,599
Commercial and industrial loans	84,282	86,762	81,670
Financial institutions	17,410	16,945	15,697
Governments and public institutions	3,871	3,915	3,874
Corporate & institutional	131,766	133,402	127,840
Gross loans	285,550	288,680	280,137
of which held at amortized cost	271,133	272,969	264,830
of which held at fair value	14,417	15,711	15,307
Net (unearned income)/deferred expenses	(127)	(115)	(106)
Allowance for loan losses	(912)	(905)	(882)
Net loans	284,511	287,660	279,149
Gross loans by location (CHF million)
Switzerland	160,352	159,698	157,696
Foreign	125,198	128,982	122,441
Gross loans	285,550	288,680	280,137
Impaired loan portfolio (CHF million)
Non-performing loans	1,030	1,157	1,048
Non-interest-earning loans	314	309	223
Non-performing and non-interest-earning loans	1,344	1,466	1,271
Restructured loans	186	207	290
Potential problem loans	498	429	549
Other impaired loans	684	636	839
Gross impaired loans	2,028	2,102	2,110

Allowance for loan losses by loan portfolio
	3Q18			2Q18			3Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	213	692	905	204	654	858	215	702	917
Net movements recognized in statements of operations	6	42	48	16	44	60	11	(3)	8
Gross write-offs	(33)	(9)	(42)	(15)	(27)	(42)	(14)	(21)	(35)
Recoveries	5	1	6	2	8	10	2	13	15
Net write-offs	(28)	(8)	(36)	(13)	(19)	(32)	(12)	(8)	(20)
Provisions for interest	3	3	6	4	3	7	1	6	7
Foreign currency translation impact and other adjustments, net	(2)	(9)	(11)	2	10	12	2	8	10
Balance at end of period	192	720	912	213	692	905	217	705	922
of which individually evaluated for impairment	150	499	649	172	474	646	175	531	706
of which collectively evaluated for impairment	42	221	263	41	218	259	42	174	216
Gross loans held at amortized cost (CHF million)
Balance at end of period	153,764	117,369	271,133	155,258	117,711	272,969	151,596	109,924	261,520
of which individually evaluated for impairment [1]	607	1,421	2,028	633	1,469	2,102	611	1,583	2,194
of which collectively evaluated for impairment	153,157	115,948	269,105	154,625	116,242	270,867	150,985	108,341	259,326
	9M18			9M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	662	882	216	722	938
Net movements recognized in statements of operations	26	118	144	42	102	144
Gross write-offs	(72)	(90)	(162)	(45)	(142)	(187)
Recoveries	10	22	32	10	26	36
Net write-offs	(62)	(68)	(130)	(35)	(116)	(151)
Provisions for interest	9	12	21	(4)	10	6
Foreign currency translation impact and other adjustments, net	(1)	(4)	(5)	(2)	(13)	(15)
Balance at end of period	192	720	912	217	705	922
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	3Q18			2Q18			3Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	915	915	0	779	779	0	727	727
Reclassifications from loans held-for-sale [2]	0	0	0	0	1	1	0	11	11
Reclassifications to loans held-for-sale [3]	0	324	324	1	943	944	0	1,040	1,040
Sales [3]	0	298	298	1	887	888	0	1,013	1,013
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	9M18			9M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	2,311	2,311	0	2,385	2,385
Reclassifications from loans held-for-sale [2]	0	1	1	0	11	11
Reclassifications to loans held-for-sale [3]	1	1,971	1,972	0	4,849	4,849
Sales [3]	1	1,858	1,859	0	4,709	4,709
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q18 (CHF million)
Mortgages	96,180	10,800	319	107,299
Loans collateralized by securities	38,764	3,249	75	42,088
Consumer finance	1,937	2,270	170	4,377
Consumer	136,881	16,319	564	153,764
Real estate	19,117	6,576	100	25,793
Commercial and industrial loans	42,024	35,886	1,189	79,099
Financial institutions	9,121	2,074	83	11,278
Governments and public institutions	1,139	60	0	1,199
Corporate & institutional	71,401	44,596	1,372	117,369
Gross loans held at amortized cost	208,282	60,915	1,936	271,133
Value of collateral [1]	191,770	48,149	1,333	241,252
4Q17 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,475	35,250	1,300	76,025
Financial institutions	7,258	2,022	46	9,326
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	68,135	42,986	1,432	112,553
Gross loans held at amortized cost	202,876	59,971	1,983	264,830
Value of collateral [1]	189,048	49,271	1,422	239,741
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q18 (CHF million)
Mortgages	106,793	190	45	11	260	506	107,299
Loans collateralized by securities	41,979	24	0	0	85	109	42,088
Consumer finance	3,741	410	43	41	142	636	4,377
Consumer	152,513	624	88	52	487	1,251	153,764
Real estate	25,599	114	7	2	71	194	25,793
Commercial and industrial loans	77,677	523	109	89	701	1,422	79,099
Financial institutions	11,035	195	4	0	44	243	11,278
Governments and public institutions	1,183	16	0	0	0	16	1,199
Corporate & institutional	115,494	848	120	91	816	1,875	117,369
Gross loans held at amortized cost	268,007	1,472	208	143	1,303	3,126	271,133
4Q17 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,831	429	40	201	524	1,194	76,025
Financial institutions	8,947	333	1	2	43	379	9,326
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	110,846	800	53	218	636	1,707	112,553
Gross loans held at amortized cost	262,103	1,236	119	272	1,100	2,727	264,830
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
3Q18 (CHF million)
Mortgages	256	9	265	42	38	80	345	[1]
Loans collateralized by securities	71	13	84	0	3	3	87
Consumer finance	168	6	174	0	1	1	175
Consumer	495	28	523	42	42	84	607
Real estate	67	4	71	0	39	39	110
Commercial and industrial loans	432	239	671	144	412	556	1,227
Financial institutions	36	43	79	0	5	5	84
Corporate & institutional	535	286	821	144	456	600	1,421
Gross impaired loans	1,030	314	1,344	186	498	684	2,028
4Q17 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	134	599	277	458	735	1,334
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	181	721	277	480	757	1,478
Gross impaired loans	1,048	223	1,271	290	549	839	2,110
1
As of the end of 3Q18 and 4Q17, CHF 113 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	3Q18			4Q17
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	267	252	29	254	239	36
Loans collateralized by securities	87	72	33	111	97	49
Consumer finance	172	152	88	180	160	94
Consumer	526	476	150	545	496	179
Real estate	71	63	9	86	79	11
Commercial and industrial loans	992	962	441	997	959	427
Financial institutions	84	83	49	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	1,147	1,108	499	1,131	1,085	475
Gross impaired loans with a specific allowance	1,673	1,584	649	1,676	1,581	654
Mortgages	78	78	–	78	78	–
Loans collateralized by securities	0	0	–	3	3	–
Consumer finance	3	3	–	6	6	–
Consumer	81	81	–	87	87	–
Real estate	39	39	–	10	10	–
Commercial and industrial loans	235	235	–	337	337	–
Corporate & institutional	274	274	–	347	347	–
Gross impaired loans without specific allowance	355	355	–	434	434	–
Gross impaired loans	2,028	1,939	649	2,110	2,015	654
of which consumer	607	557	150	632	583	179
of which corporate & institutional	1,421	1,382	499	1,478	1,432	475
Gross impaired loan detail (continued)
in	3Q18			2Q18			3Q17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	265	1	1	266	1	0	232	1	0
Loans collateralized by securities	88	0	0	98	0	0	111	0	0
Consumer finance	178	0	0	177	1	1	161	3	3
Consumer	531	1	1	541	2	1	504	4	3
Real estate	107	0	0	94	0	0	78	0	0
Commercial and industrial loans	972	3	0	949	2	0	1,167	4	0
Financial institutions	53	0	0	47	0	0	70	1	1
Governments and public institutions	0	0	0	0	0	0	4	0	0
Corporate & institutional	1,132	3	0	1,090	2	0	1,319	5	1
Gross impaired loans with a specific allowance	1,663	4	1	1,631	4	1	1,823	9	4
Mortgages	74	1	0	109	1	0	79	0	0
Loans collateralized by securities	1	0	0	0	0	0	3	0	0
Consumer finance	3	0	0	2	0	0	2	0	0
Consumer	78	1	0	111	1	0	84	0	0
Real estate	10	0	0	3	1	0	36	1	0
Commercial and industrial loans	232	4	0	277	2	0	278	3	0
Corporate & institutional	242	4	0	280	3	0	314	4	0
Gross impaired loans without specific allowance	320	5	0	391	4	0	398	4	0
Gross impaired loans	1,983	9	1	2,022	8	1	2,221	13	4
of which consumer	609	2	1	652	3	1	588	4	3
of which corporate & institutional	1,374	7	0	1,370	5	0	1,633	9	1

Gross impaired loan detail (continued)
in	9M18			9M17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	261	2	1	224	2	1
Loans collateralized by securities	96	1	1	118	0	0
Consumer finance	177	1	1	167	4	4
Consumer	534	4	3	509	6	5
Real estate	96	0	0	73	0	0
Commercial and industrial loans	941	12	4	1,168	12	3
Financial institutions	48	0	0	85	1	1
Governments and public institutions	0	0	0	7	0	0
Corporate & institutional	1,085	12	4	1,333	13	4
Gross impaired loans with a specific allowance	1,619	16	7	1,842	19	9
Mortgages	89	3	0	78	2	0
Loans collateralized by securities	1	0	0	9	0	0
Consumer finance	3	0	0	3	0	0
Consumer	93	3	0	90	2	0
Real estate	5	1	0	33	1	0
Commercial and industrial loans	277	9	0	278	8	1
Corporate & institutional	282	10	0	311	9	1
Gross impaired loans without specific allowance	375	13	0	401	11	1
Gross impaired loans	1,994	29	7	2,243	30	10
of which consumer	627	7	3	599	8	5
of which corporate & institutional	1,367	22	4	1,644	22	5
Restructured loans held at amortized cost
in	3Q18			2Q18			3Q17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	0	0	0	5	29	29	0	0	0
Commercial and industrial loans	1	23	23	0	0	0	0	0	0
Total	1	23	23	5	29	29	0	0	0
in	9M18			9M17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	5	29	29	0	0	0
Commercial and industrial loans	4	38	37	9	49	49
Total	9	67	66	9	49	49
In 9M18, the loan modifications of the Group included extended loan repayment terms, including suspensions of loan amortizations or pay-as-you-earn arrangements, the waiver of claims and interest rate concessions.
The Group reported the default of one loan with a recorded investment of CHF 36 million in 2Q18 and eight loans with a recorded investment of CHF 76 million in 9M18 within commercial and industrial loans, which had been restructured within the previous 12 months. In 3Q18, 3Q17 and 9M17, the Group did not experience a default on any loan that had been restructured within the previous 12 months.

19 Goodwill
Goodwill
3Q18	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	615	1,563	2,285	3,184	1,029	12	8,688
Foreign currency translation impact	(6)	(23)	(18)	(6)	(8)	0	(61)
Balance at end of period	609	1,540	2,267	3,178	1,021	12	8,627
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	609	1,540	1,495	459	633	0	4,736
9M18
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,544	2,268	3,178	1,021	12	8,633
Foreign currency translation impact	(1)	(4)	(1)	0	0	0	(6)
Balance at end of period	609	1,540	2,267	3,178	1,021	12	8,627
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	609	1,540	1,495	459	633	0	4,736
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 3Q18 that a goodwill triggering event occurred for the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units.
Based on its goodwill impairment analysis performed as of September 30, 2018, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of September 30, 2018.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	3Q18	2Q18	4Q17
Other assets (CHF million)
Cash collateral on derivative instruments	6,298	7,488	5,141
Cash collateral on non-derivative transactions	338	909	490
Derivative instruments used for hedging	33	37	50
Assets held-for-sale	6,055	8,039	8,300
of which loans [1]	5,928	7,980	8,130
of which real estate [2]	67	58	141
of which long-lived assets	60	1	29
Assets held for separate accounts	149	182	190
Interest and fees receivable	4,738	5,160	4,669
Deferred tax assets	5,115	5,191	5,522
Prepaid expenses	622	606	379
Failed purchases	1,310	1,475	1,327
Defined benefit pension and post-retirement plan assets	2,605	2,504	2,170
Other	3,482	3,718	3,833
Other assets	30,745	35,309	32,071
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,926	8,761	8,644
Cash collateral on non-derivative transactions	524	552	473
Derivative instruments used for hedging	110	2	99
Provisions	919	1,013	1,007
of which off-balance sheet risk	148	132	106
Restructuring liabilities	351	329	306
Liabilities held for separate accounts	149	182	190
Interest and fees payable	5,328	5,744	5,591
Current tax liabilities	740	666	700
Deferred tax liabilities	568	567	394
Failed sales	612	624	720
Defined benefit pension and post-retirement plan liabilities	540	546	541
Other	11,041	11,528	12,947
Other liabilities	28,808	30,514	31,612
1 Included as of the end of 3Q18, 2Q18 and 4Q17 were CHF 605 million, CHF 623 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q18, 2Q18 and 4Q17, real estate held-for-sale included foreclosed or repossessed real estate of CHF 13 million, CHF 7 million and CHF 8 million, respectively, of which CHF 10 million, CHF 4 million and CHF 5 million, respectively were related to residential real estate.

21 Long-term debt
Long-term debt
end of	3Q18	2Q18	4Q17
Long-term debt (CHF million)
Senior	138,999	143,119	148,542
Subordinated	24,027	21,770	23,627
Non-recourse liabilities from consolidated VIEs	1,061	1,072	863
Long-term debt	164,087	165,961	173,032
of which reported at fair value	64,164	62,205	63,628
of which structured notes	48,392	49,734	51,465
Structured notes by product
end of	3Q18	2Q18	4Q17
Structured notes (CHF million)
Equity	32,425	33,363	32,059
Fixed income	12,383	12,841	14,471
Credit	3,195	3,170	4,678
Other	389	360	257
Total structured notes	48,392	49,734	51,465

22 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
3Q18 (CHF million)
Balance at beginning of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
Increase/(decrease)	(25)	(511)	(4)	(13)	0	(841)	(1,394)
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	31	0	0	71	(25)	16	93
Total increase/(decrease)	3	(511)	(4)	58	(25)	(825)	(1,304)
Balance at end of period	(102)	(13,563)	9	(3,372)	437	(2,217)	(18,808)
2Q18 (CHF million)
Balance at beginning of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
Increase/(decrease)	(66)	562	(1)	1	0	733	1,229
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	60	(2)	(7)	72	(29)	28	122
Total increase/(decrease)	(10)	560	(8)	73	(29)	761	1,347
Balance at end of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
3Q17 (CHF million)
Balance at beginning of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
Increase/(decrease)	3	353	0	(14)	0	(346)	(4)
Increase/(decrease) due to equity method investments	1	(1)	0	0	0	0	0
Reclassification adjustments, included in net income/(loss)	(9)	0	0	82	(27)	(6)	40
Total increase/(decrease)	(5)	352	0	68	(27)	(352)	36
Balance at end of period	(34)	(13,334)	54	(4,025)	549	(2,063)	(18,853)
9M18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(138)	(442)	(11)	(2)	0	276	(317)
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	104	(2)	(7)	213	(85)	51	274
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(40)	(444)	(39)	211	(85)	327	(70)
Balance at end of period	(102)	(13,563)	9	(3,372)	437	(2,217)	(18,808)
9M17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(13)	(1,262)	(7)	11	0	(1,487)	(2,758)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	13	23	0	242	(94)	(8)	176
Total increase/(decrease)	1	(1,239)	(7)	253	(94)	(1,495)	(2,581)
Balance at end of period	(34)	(13,334)	54	(4,025)	549	(2,063)	(18,853)

Details on significant reclassification adjustments
in	3Q18	2Q18	3Q17	9M18	9M17
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	0	(2)	0	(2)	23	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	90	90	102	268	302
Tax expense/(benefit)	(19)	(18)	(20)	(55)	(60)
Net of tax	71	72	82	213	242
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(31)	(37)	(34)	(107)	(120)
Tax expense	6	8	7	22	26
Net of tax	(25)	(29)	(27)	(85)	(94)
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaca) S.A.M. in 1Q17. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q18		2Q18		3Q17		9M18		9M17
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,089,897,378
Issuance of common shares	0		0		0		0		466,114,342
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(5,967,951)		(16,413,030)		(2,742,487)		(5,757,666)		0
Sale of treasury shares	199,785,628		173,383,973		225,915,428		571,001,818		631,637,175
Repurchase of treasury shares	(198,298,714)		(205,279,026)		(227,146,403)		(613,637,879)		(673,718,857)
Share-based compensation	837,040		42,340,132		3,023,747		44,749,730		41,131,967
Balance at end of period	(3,643,997)		(5,967,951)		(949,715)		(3,643,997)		(949,715)
Common shares outstanding
Balance at end of period	2,552,367,723	[1]	2,550,043,769	[1]	2,555,062,005	[1]	2,552,367,723	[1]	2,555,062,005	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

23 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 27 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for a bifurcatable hybrid debt instrument which the Group did not elect to account for at fair value. However, this bifurcated embedded derivative is not subject to an enforceable master netting agreement and is not recorded as a derivative instrument under trading assets and liabilities or other assets and other liabilities. Information on this bifurcated embedded derivative has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
end of	3Q18		4Q17
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	3.5	3.2	2.5	1.8
OTC	62.3	58.6	83.3	79.0
Exchange-traded	0.1	0.2	0.1	0.2
Interest rate products	65.9	62.0	85.9	81.0
OTC-cleared	0.2	0.3	0.2	0.2
OTC	30.6	35.1	29.1	34.6
Exchange-traded	0.1	0.1	0.0	0.0
Foreign exchange products	30.9	35.5	29.3	34.8
OTC	12.2	10.9	11.7	11.7
Exchange-traded	9.7	11.3	9.2	9.8
Equity/index-related products	21.9	22.2	20.9	21.5
OTC-cleared	4.3	4.7	3.6	3.8
OTC	3.5	4.4	3.9	4.7
Credit derivatives	7.8	9.1	7.5	8.5
OTC-cleared	0.1	0.0	0.0	0.0
OTC	0.6	0.7	1.4	0.9
Exchange-traded	0.0	0.1	0.0	0.0
Other products [1]	0.7	0.8	1.4	0.9
OTC-cleared	8.1	8.2	6.3	5.8
OTC	109.2	109.7	129.4	130.9
Exchange-traded	9.9	11.7	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	127.2	129.6	145.0	146.7
Offsetting (CHF billion)
OTC-cleared	(7.4)	(7.5)	(5.7)	(5.4)
OTC	(96.4)	(101.4)	(114.5)	(122.1)
Exchange-traded	(9.3)	(10.4)	(8.6)	(9.6)
Offsetting	(113.1)	(119.3)	(128.8)	(137.1)
of which counterparty netting	(99.9)	(99.9)	(113.8)	(113.8)
of which cash collateral netting	(13.2)	(19.4)	(15.0)	(23.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.7	0.7	0.6	0.4
OTC	12.8	8.3	14.9	8.8
Exchange-traded	0.6	1.3	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	14.1	10.3	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	4.1	4.4	3.4	5.2
Total net derivatives presented in the consolidated balance sheets	18.2	14.7	19.6	14.8
of which recorded in trading assets and trading liabilities	18.2	14.6	19.6	14.7
of which recorded in other assets and other liabilities	0.0	0.1	0.0	0.1
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of September 30, 2018 and December 31, 2017. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	3Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	97.9	(30.3)	67.6		89.4	(28.8)	60.6
Securities borrowing transactions	17.4	(5.2)	12.2		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	115.3	(35.5)	79.8		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	37.2	–	37.2		41.0	–	41.0
Total	152.5	(35.5)	117.0	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 79,979 million and CHF 77,498 million of the total net amount as of the end of 3Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	3Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	46.5	(33.1)	13.4		49.4	(31.5)	17.9
Securities lending transactions	5.4	(2.4)	3.0		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	45.2	0.0	45.2		37.0	0.0	37.0
Total subject to enforceable master netting agreements	97.1	(35.5)	61.6		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	3.8	–	3.8		4.9	–	4.9
Total	100.9	(35.5)	65.4		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	53.9	(35.5)	18.4	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	47.0	0.0	47.0		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,561 million and CHF 15,262 million of the total net amount as of the end of 3Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	3Q18						4Q17
	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.1	4.4		0.1		9.6	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	67.6	67.6		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	12.2	11.7		0.0		0.5	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	93.9	83.7		0.1		10.1	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.3	1.5		0.0		8.8	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	13.4	13.4		0.0		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	3.0	2.7		0.0		0.3	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	45.2	39.9		0.0		5.3	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	71.9	57.5		0.0		14.4	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

24 Tax
The 3Q18 income tax expense of CHF 261 million includes the impact of the ongoing re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2018, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 9.5 billion which are considered indefinitely reinvested. The increase compared to the end of 2Q18 reflected a reserve transfer in one of the Group’s entities. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 19 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	3Q18	2Q18	3Q17	9M18	9M17
Effective tax rate (%)	38.9	37.8	38.3	36.8	30.7
Tax expense reconciliation
in	3Q18
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	148
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	29
Other non-deductible expenses	89
Changes in deferred tax valuation allowance	(37)
Lower taxed income	(34)
Other	66
Income tax expense	261
Foreign tax rate differential
3Q18 included a foreign tax expense of CHF 29 million in respect of earnings in higher tax jurisdictions, such as the US, partially offset by earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
3Q18 included the impact of CHF 89 million relating to the non-deductible interest expenses and non-deductible bank levy costs.
Changes in deferred tax valuation allowance
3Q18 included the impact of the decrease of valuation allowances of CHF 81 million mainly in respect of one of the Group’s operating entities in the UK related to estimated current year earnings, and an increase of valuation allowances of CHF 44 million mainly in respect of two of the Group’s operating entities, one in the UK and one in Asia.
Lower taxed income
3Q18 primarily included the impacts of CHF 18 million related to a beneficial earnings mix in one of the Group’s operating entities in Switzerland and non-taxable life insurance income of CHF 15 million.

Other
3Q18 included a tax expense of CHF 42 million from an adverse earnings mix in one of the Group’s operating entities in Switzerland, a tax expense of CHF 10 million relating to the increase of tax contingency accruals, a tax expense relating to excess foreign taxes of CHF 5 million and a tax expense of CHF 1 million relating to own-credit valuation movements. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q18	2Q18
Net deferred tax assets (CHF million)
Deferred tax assets	5,115	5,191
of which net operating losses	1,809	1,798
of which deductible temporary differences	3,306	3,393
Deferred tax liabilities	(568)	(567)
Net deferred tax assets	4,547	4,624
25 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Contingent Capital share awards, Capital Opportunity Facility awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q18 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q18	2Q18	3Q17	9M18	9M17
Deferred compensation expense (CHF million)
Share awards	121	130	119	399	395
Performance share awards	90	92	83	291	268
Contingent Capital Awards	44	42	65	138	215
Contingent Capital share awards	1	0	4	2	15
Capital Opportunity Facility awards	3	3	3	9	10
2008 Partner Asset Facility awards [1]	0	0	0	0	7
Other cash awards	70	71	130	195	312
Total deferred compensation expense	329	338	404	1,034	1,222
1 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	3Q18
Estimated unrecognized compensation expense (CHF million)
Share awards	598
Performance share awards	263
Contingent Capital Awards	189
Other cash awards	249
Total	1,299

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

Share-based award activity
	3Q18			9M18
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	85.5	54.0	3.6	84.9	54.2	8.4
Granted	4.2	0.0	0.0	42.7	26.5	0.0
Settled	(1.0)	(0.3)	(0.1)	(37.6)	(26.2)	(4.9)
Forfeited	(2.0)	(0.9)	(0.1)	(3.3)	(1.7)	(0.1)
Balance at end of period	86.7	52.8	3.4	86.7	52.8	3.4
of which vested	10.0	4.8	0.7	10.0	4.8	0.7
of which unvested	76.7	48.0	2.7	76.7	48.0	2.7
26 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The Group expects to contribute CHF 458 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2018. As of the end of 3Q18, CHF 353 million of contributions have been made.
Components of net periodic benefit costs
in	3Q18	2Q18	3Q17	9M18	9M17
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	64	65	67	194	200
Interest costs on benefit obligation	39	39	41	117	114
Expected return on plan assets	(149)	(150)	(151)	(448)	(454)
Amortization of recognized prior service cost/(credit)	(31)	(31)	(33)	(94)	(98)
Amortization of recognized actuarial losses	90	90	102	269	303
Settlement losses/(gains)	0	0	0	(1)	(1)
Curtailment losses/(gains)	0	(6)	(6)	(13)	(32)
Special termination benefits	8	10	8	25	12
Net periodic benefit costs	21	17	28	49	44
Service costs on benefit obligation are reflected in compensation and benefits and restructuring expenses. Other components of net periodic benefit costs are reflected in general and administrative expenses and restructuring expenses.

27 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,915.1	1.9	1.7	0.0	0.0	0.0
Swaps	13,837.2	47.4	44.1	45.9	0.1	0.2
Options bought and sold (OTC)	2,360.1	16.9	16.9	0.0	0.0	0.0
Futures	693.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	384.2	0.2	0.2	0.0	0.0	0.0
Interest rate products	26,190.3	66.4	62.9	45.9	0.1	0.2
Forwards	1,138.1	10.4	11.4	12.7	0.0	0.1
Swaps	482.9	16.7	19.4	0.1	0.0	0.0
Options bought and sold (OTC)	364.9	5.1	5.5	0.6	0.0	0.0
Futures	10.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.5	0.0	0.1	0.0	0.0	0.0
Foreign exchange products	1,999.8	32.2	36.4	13.4	0.0	0.1
Forwards	6.5	0.2	0.0	0.0	0.0	0.0
Swaps	182.6	4.4	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	228.8	8.9	7.6	0.0	0.0	0.0
Futures	43.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	427.2	9.8	11.5	0.0	0.0	0.0
Equity/index-related products	888.9	23.3	23.7	0.0	0.0	0.0
Credit derivatives [2]	519.4	8.0	9.4	0.0	0.0	0.0
Forwards	8.0	0.1	0.1	0.0	0.0	0.0
Swaps	17.0	1.1	1.1	0.0	0.0	0.0
Options bought and sold (OTC)	9.4	0.1	0.1	0.0	0.0	0.0
Futures	15.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Other products [3]	50.7	1.3	1.3	0.0	0.0	0.0
Total derivative instruments	29,649.1	131.2	133.7	59.3	0.1	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 29,708.4 billion, CHF 131.3 billion and CHF 134.0 billion, respectively, as of September 30, 2018.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,047.8	60.4	56.6	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,898.6	87.0	82.1	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	198.7	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.3	8.3	7.9	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	826.9	21.4	23.2	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,705.3	148.2	151.5	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,767.5 billion, CHF 148.4 billion and CHF 151.9 billion, respectively, as of December 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 23 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Fair value hedges
in	3Q18	2Q18	3Q17	9M18	9M17
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(417)	(106)	17	(1,172)	48
Total	(417)	(106)	17	(1,172)	48
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	435	100	(28)	1,225	(72)
Total	435	100	(28)	1,225	(72)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	18	(6)	(11)	53	(24)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q18		2Q18		3Q17		9M18		9M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(17)		(31)		(11)		(109)		(10)
Foreign exchange products	(23)		(79)		22		(99)		(8)
Total	(40)		(110)		11		(208)		(18)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(24)		(24)		(2)		(64)		(4)
Foreign exchange products	(12)	[2,3,4]	(42)	[2,3]	10	[2,3]	(54)	[2,3,4]	(10)	[2,3]
Total	(36)		(66)		8		(118)		(14)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	2		(1)		(2)		0		(1)
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 3Q18, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 61 million.
Net investment hedges
in	3Q18	2Q18	3Q17	9M18	9M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	124	141	(213)	282	(267)
Total	124	141	(213)	282	(267)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	3Q18				4Q17
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.8	0.1	0.3	4.2	5.4	0.1	1.2	6.7
Collateral posted	3.2	0.1	–	3.3	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.9	0.1	0.1	1.1	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	1.0	0.2	0.2	1.4	1.0	0.4	0.7	2.1
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 9.6 billion and CHF 6.7 billion as of the end of 3Q18 and 4Q17, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	3Q18							4Q17
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(48.8)	46.1		(2.7)	14.5		0.7	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(25.5)	24.0		(1.5)	15.6		0.2	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(74.3)	70.1		(4.2)	30.1		0.9	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(17.2)	15.9		(1.3)	5.5		(0.2)	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(57.1)	54.2		(2.9)	24.6		1.1	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(109.9)	107.2		(2.7)	31.8		0.5	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(38.3)	38.0		(0.3)	10.1	[3]	2.2	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(148.2)	145.2		(3.0)	41.9		2.7	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.3		0.1	0.0		0.0	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(148.0)	144.9		(3.1)	41.9		2.7	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(158.7)	153.3		(5.4)	46.3		1.2	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(63.8)	62.0		(1.8)	25.7		2.4	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(222.5)	215.3		(7.2)	72.0		3.6	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(17.4)	16.2		(1.2)	5.5		(0.2)	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(205.1)	199.1		(6.0)	66.5		3.8	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q18	4Q17
Credit derivatives (CHF billion)
Credit protection sold	222.5	213.9
Credit protection purchased	215.3	203.6
Other protection purchased	72.0	100.9
Other instruments [1]	9.6	6.5
Total credit derivatives	519.4	524.9
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q18 (CHF billion)
Single-name instruments	12.3	55.6	6.4	74.3
Multi-name instruments	31.6	79.0	37.6	148.2
Total instruments	43.9	134.6	44.0	222.5
4Q17 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
28 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q18 (CHF million)
Credit guarantees and similar instruments	2,071	1,010	3,081	2,989		22	1,685
Performance guarantees and similar instruments	4,793	2,202	6,995	6,124		37	3,064
Derivatives [2]	17,922	5,646	23,568	23,568		361	–	[3]
Other guarantees	4,863	2,162	7,025	7,020		54	4,406
Total guarantees	29,649	11,020	40,669	39,701		474	9,155
4Q17 (CHF million)
Credit guarantees and similar instruments	1,817	1,269	3,086	2,837		12	1,603
Performance guarantees and similar instruments	4,931	2,212	7,143	6,216		44	3,012
Derivatives [2]	15,520	8,984	24,504	24,504		403	–	[3]
Other guarantees	4,461	2,217	6,678	6,673		47	3,833
Total guarantees	26,729	14,682	41,411	40,230		506	8,448
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first nine months of 2018, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 3Q18 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 32 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these commitments.
Other commitments
end of	3Q18						4Q17
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,074	280	5,354	5,087		3,483	4,976	115	5,091	5,000		3,218
Irrevocable loan commitments [2]	20,017	94,288	114,305	109,498		50,814	24,296	82,105	106,401	101,270		42,307
Forward reverse repurchase agreements	44	0	44	44		44	12	0	12	12		12
Other commitments	629	754	1,383	1,383		54	219	128	347	347		0
Total other commitments	25,764	95,322	121,086	116,012		54,395	29,503	82,348	111,851	106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 118,058 million and CHF 108,663 million of unused credit limits as of the end of 3Q18 and 4Q17 respectively, which were revocable at the Group's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M18 and 9M17 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	9M18	9M17
Gains and cash flows (CHF million)
CMBS
Net gain [1]	8	32
Proceeds from transfer of assets	4,587	4,234
Cash received on interests that continue to be held	32	23
RMBS
Net gain/(loss) [1]	(5)	3
Proceeds from transfer of assets	19,092	11,329
Purchases of previously transferred financial assets or its underlying collateral	(1)	(2)	[2]
Servicing fees	2	2
Cash received on interests that continue to be held	498	225
Other asset-backed financings
Net gain [1]	64	31
Proceeds from transfer of assets	5,244	5,833
Purchases of previously transferred financial assets or its underlying collateral [3]	(293)	(245)	[2]
Fees [4]	104	93
Cash received on interests that continue to be held	3	4
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Line item was omitted in 9M17.
3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
4 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q18 and 4Q17, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q18	4Q17
CHF million
CMBS
Principal amount outstanding	23,024	19,918
Total assets of SPE	34,157	31,586
RMBS
Principal amount outstanding	38,743	35,645
Total assets of SPE	39,751	36,770
Other asset-backed financings
Principal amount outstanding	23,602	20,916
Total assets of SPE	46,210	39,330
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	9M18							9M17
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			528				3,158			71				1,323
of which level 2			528				3,070			71				1,254
of which level 3			0				88			0				69
Weighted-average life, in years			6.0				7.7			10.4				8.1
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	13.5			–	[2]	5.0	–	17.9
Cash flow discount rate (rate per annum), in % [3]	3.6	–	9.8		3.0	–	13.2	2.4	–	3.5		2.0	–	9.9
Expected credit losses (rate per annum), in % [4]	1.8	–	3.1		2.8	–	5.5	0.6	–	0.6		0.8	–	2.1
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q18 and 4Q17.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	3Q18											4Q17
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			757				1,975			223				579				1,985			665
of which non-investment grade			68				218			19				100				508			50
Weighted-average life, in years			5.5				8.4			5.5				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(30.0)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(57.6)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	3.4	–	12.5		3.0	–	22.3	1.0	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2
Impact on fair value from 10% adverse change			(15.5)				(56.9)			(2.2)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(30.4)				(110.7)			(4.4)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in % [5]	0.5	–	4.4		1.0	–	19.3	0.8	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2
Impact on fair value from 10% adverse change			(5.4)				(22.5)			(1.8)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(10.9)				(44.0)			(3.5)				(7.8)				(46.1)			(12.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q18 and 4Q17.
> Refer to “Note 31 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q18	4Q17
CHF million
Other asset-backed financings
Trading assets	229	347
Other assets	0	48
Liability to SPE, included in other liabilities	(229)	(395)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group's default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q18 and 4Q17.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q18	4Q17
CHF billion
Government debt securities	33.8	31.4
Corporate debt securities	11.1	15.1
Asset-backed securities	1.7	5.0
Equity securities	0.1	0.0
Other	0.5	0.6
Securities sold under repurchase agreements	47.2	52.1
Government debt securities	3.1	2.7
Corporate debt securities	0.3	0.4
Equity securities	3.3	4.8
Other	0.1	0.3
Securities lending transactions	6.8	8.2
Government debt securities	1.8	1.8
Corporate debt securities	1.1	0.6
Equity securities	44.1	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	47.0	38.1
Total	101.0	98.4

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q18 (CHF billion)
Securities sold under repurchase agreements	7.5		29.5		5.9	4.3	47.2
Securities lending transactions	4.3		2.5		0.0	0.0	6.8
Obligation to return securities received as collateral, at fair value	46.8		0.2		0.0	0.0	47.0
Total	58.6		32.2		5.9	4.3	101.0
4Q17 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 154 days as of the end of 3Q18. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement with a Group entity, consumer loans and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q18 and 4Q17.
Consolidated VIEs in which the Group was the primary beneficiary
				Financial intermediation
end of	CDO/ CLO	CP Conduit		Securi- tizations	Funds	Loans	Other	Total
3Q18 (CHF million)
Cash and due from banks	17	0		67	31	52	6	173
Trading assets	0	0		112	127	927	11	1,177
Investment securities	0	0		1,217	0	0	0	1,217
Other investments	0	0		0	261	1,071	276	1,608
Net loans	0	0		47	0	21	243	311
Premises and equipment	0	0		0	0	39	0	39
Other assets	0	11		884	7	27	983	1,912
of which loans held-for-sale	0	0		126	0	2	0	128
Total assets of consolidated VIEs	17	11		2,327	426	2,137	1,519	6,437
Trading liabilities	0	0		0	0	2	0	2
Short-term borrowings	0	3,010		0	0	0	0	3,010
Long-term debt	22	0		978	1	26	34	1,061
Other liabilities	0	44		1	17	99	115	276
Total liabilities of consolidated VIEs	22	3,054		979	18	127	149	4,349
4Q17 (CHF million)
Cash and due from banks	22	0		96	32	70	12	232
Trading assets	17	0		10	179	1,122	20	1,348
Investment securities	0	0		381	0	0	0	381
Other investments	0	0		0	350	1,197	286	1,833
Net loans	0	0		0	3	21	243	267
Premises and equipment	0	0		0	0	151	0	151
Other assets	83	4		1,070	21	32	1,188	2,398
of which loans held-for-sale	83	0		152	0	3	0	238
Total assets of consolidated VIEs	122	4		1,557	585	2,593	1,749	6,610
Trading liabilities	0	0		0	0	3	0	3
Short-term borrowings	0	6,672	[1]	0	0	0	0	6,672
Long-term debt	51	0		752	0	26	34	863
Other liabilities	0	237	[1]	1	26	111	66	441
Total liabilities of consolidated VIEs	51	6,909		753	26	140	100	7,979
1 Amounts were omitted in prior periods and have been corrected in 3Q18.
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
3Q18 (CHF million)
Trading assets	207	4,406	1,003	210	3,484	9,310
Net loans	464	1,466	2,117	4,299	1,288	9,634
Other assets	3	10	118	0	449	580
Total variable interest assets	674	5,882	3,238	4,509	5,221	19,524
Maximum exposure to loss	674	7,307	3,239	7,727	5,901	24,848
Total assets of non-consolidated VIEs	6,743	80,954	80,453	17,705	41,449	227,304
4Q17 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	67	1	437	525
Total variable interest assets	1,375	6,147	3,519	4,816	3,153	19,010
Maximum exposure to loss	1,375	7,617	3,526	7,061	4,079	23,658
Total assets of non-consolidated VIEs	15,874	64,839	66,703	16,270	35,198	198,884
30 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	154	0	–		–		154
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	79,979	0	–		–		79,979
Debt	1,010	1,242	0	–		–		2,252
of which corporates	0	1,194	0	–		–		1,194
Equity	43,981	733	44	–		–		44,758
Securities received as collateral	44,991	1,975	44	–		–		47,010
Debt	23,282	28,906	1,815	–		12		54,015
of which foreign governments	23,042	3,917	190	–		–		27,149
of which corporates	105	9,328	822	–		12		10,267
of which RMBS	0	11,765	367	–		–		12,132
of which CMBS	0	2,537	26	–		–		2,563
of which CDO	25	1,293	275	–		–		1,593
Equity	45,906	2,709	138	–		938		49,691
Derivatives	6,220	121,899	3,079	(113,020)		–		18,178
of which interest rate products	1,833	63,963	625	–		–		–
of which foreign exchange products	194	31,800	246	–		–		–
of which equity/index-related products	4,188	18,170	885	–		–		–
of which credit derivatives	0	7,333	679	–		–		–
Other	1,539	484	3,275	–		–		5,298
Trading assets	76,947	153,998	8,307	(113,020)		950		127,182
Debt	98	2,705	34	–		–		2,837
of which foreign governments	98	1,110	0	–		–		1,208
of which corporates	0	410	0	–		–		410
of which RMBS	0	1,183	32	–		–		1,215
Investment securities	98	2,705	34	–		–		2,837
Private equity	0	0	19	–		371		390
of which equity funds	0	0	19	–		129		148
Hedge funds	0	0	0	–		256		256
of which debt funds	0	0	0	–		140		140
Other equity investments	19	8	190	–		585		802
of which private	19	8	163	–		584		774
Life finance instruments	0	0	1,142	–		–		1,142
Other investments	19	8	1,351	–		1,212		2,590
Loans	0	10,249	4,168	–		–		14,417
of which commercial and industrial loans	0	3,501	1,679	–		–		5,180
of which financial institutions	0	4,406	1,727	–		–		6,133
Other intangible assets (mortgage servicing rights)	0	0	156	–		–		156
Other assets	87	5,749	1,207	(126)		–		6,917
of which loans held-for-sale	0	4,081	951	–		–		5,032
Total assets at fair value	122,142	254,817	15,267	(113,146)		2,162		281,242
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	159	0	–		–		159
Customer deposits	0	2,899	463	–		–		3,362
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,561	0	–		–		9,561
Debt	1,010	1,242	0	–		–		2,252
of which corporates	0	1,194	0	–		–		1,194
Equity	43,981	733	44	–		–		44,758
Obligation to return securities received as collateral	44,991	1,975	44	–		–		47,010
Debt	4,874	4,806	18	–		–		9,698
of which foreign governments	4,845	329	0	–		–		5,174
of which corporates	4	4,364	18	–		–		4,386
Equity	18,867	101	39	–		4		19,011
Derivatives	6,843	123,771	3,098	(119,093)		–		14,619
of which interest rate products	1,786	60,921	226	–		–		–
of which foreign exchange products	213	36,026	157	–		–		–
of which equity/index-related products	4,838	17,576	1,282	–		–		–
of which credit derivatives	0	8,521	913	–		–		–
Trading liabilities	30,584	128,678	3,155	(119,093)		4		43,328
Short-term borrowings	0	9,431	1,824	–		–		11,255
Long-term debt	0	52,138	12,026	–		–		64,164
of which treasury debt over two years	0	902	0	–		–		902
of which structured notes over one year and up to two years	0	6,416	733	–		–		7,149
of which structured notes over two years	0	29,926	11,034	–		–		40,960
of which other debt instruments over two years	0	2,311	103	–		–		2,414
of which other subordinated bonds	0	5,099	1	–		–		5,100
of which non-recourse liabilities	0	1,026	35	–		–		1,061
Other liabilities	0	6,783	1,214	(242)		–		7,755
of which failed sales	0	331	205	–		–		536
Total liabilities at fair value	75,575	211,624	18,726	(119,335)		4		186,594
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,828	40,645	2,292	–		–		72,765
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,231	1,412	–		–		11,822
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,025	3,481	163	–		1,053		55,722
Derivatives	3,577	141,347	3,289	(128,592)		–		19,621
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,338	18,251	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,922	2,294	3,010	–		–		8,226
Trading assets	87,352	187,767	8,754	(128,592)		1,053		156,334
Debt	244	1,780	42	–		–		2,066
of which foreign governments	97	1,139	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,899	42	–		–		2,191
Private equity	0	0	29	–		351		380
of which equity funds	0	0	22	–		141		163
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,122		1,427
of which private	18	9	271	–		1,122		1,420
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,864		3,506
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,425	287,070	16,642	(128,756)		2,917		302,298
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,217	883	55	–		9		15,164
Derivatives	3,731	144,615	3,169	(136,861)		–		14,654
of which interest rate products	1,254	80,534	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	19,459	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,108	149,637	3,226	(136,861)		9		39,119
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	51,127	12,501	–		–		63,628
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	5,567	0	–		–		5,567
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,379	1,478	(233)		–		8,624
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,805	238,163	18,551	(137,094)		9		179,434
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
9M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	101	(88)	0	0	0		0	0		0	0		0	0	44
Debt	2,292	572	(634)	2,356	(2,532)	0	0	34		(216)	0		(3)	0		0	(54)	1,815
of which corporates	1,412	319	(438)	1,765	(2,116)	0	0	35		(134)	0		(4)	0		0	(17)	822
of which RMBS	320	187	(167)	346	(243)	0	0	(2)		(74)	0		0	0		0	0	367
of which CMBS	16	21	(2)	15	(18)	0	0	0		(6)	0		0	0		0	0	26
of which CDO	126	31	(15)	214	(79)	0	0	0		(4)	0		1	0		0	1	275
Equity	163	96	(56)	46	(137)	0	0	(4)		29	0		2	0		0	(1)	138
Derivatives	3,289	346	(382)	0	0	1,090	(969)	(47)		(198)	0		0	0		0	(50)	3,079
of which interest rate products	801	15	(64)	0	0	71	(54)	(1)		(127)	0		0	0		0	(16)	625
of which foreign exchange derivatives	188	3	(1)	0	0	12	(20)	(2)		66	0		0	0		0	0	246
of which equity/index-related products	833	223	(188)	0	0	318	(286)	(47)		62	0		0	0		0	(30)	885
of which credit derivatives	634	106	(130)	0	0	436	(265)	3		(105)	0		0	0		0	0	679
Other	3,010	67	(69)	30,023	(29,914)	0	(31)	2		184	0		1	0		0	2	3,275
Trading assets	8,754	1,081	(1,141)	32,425	(32,583)	1,090	(1,000)	(15)		(201)	0		0	0		0	(103)	8,307
Investment securities	42	3	(117)	153	(28)	0	(189)	0		170	0		0	0		0	0	34
Equity	300	78	(102)	45	(96)	0	0	0		1	0		(2)	0		0	(15)	209
Life finance instruments	1,301	0	0	130	(235)	0	0	0		(53)	0		0	0		0	(1)	1,142
Other investments	1,601	78	(102)	175	(331)	0	0	0		(52)	0		(2)	0		0	(16)	1,351
Loans	4,530	715	(164)	92	(283)	1,037	(1,579)	8		(155)	0		0	0		0	(33)	4,168
of which commercial and industrial loans	2,207	189	(29)	1	(116)	471	(955)	0		(75)	0		0	0		0	(14)	1,679
of which financial institutions	1,480	413	(21)	80	(36)	392	(561)	10		(20)	0		0	0		0	(10)	1,727
Other intangible assets (mortgage servicing rights)	158	0	0	1	0	0	0	0		0	0		(3)	0		0	0	156
Other assets	1,511	240	(113)	1,023	(987)	152	(466)	15		(73)	0		0	0		0	(95)	1,207
of which loans held-for-sale [2]	1,350	200	(106)	917	(940)	152	(465)	15		(77)	0		0	0		0	(95)	951
Total assets at fair value	16,642	2,117	(1,652)	33,970	(34,300)	2,279	(3,234)	8		(311)	0		(5)	0		0	(247)	15,267
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0		44	0		0	0		(21)	(15)	463
Obligation to return securities received as collateral	46	0	(15)	101	(88)	0	0	0		0	0		0	0		0	0	44
Trading liabilities	3,226	446	(505)	84	(62)	1,156	(1,072)	(1)		(97)	0		(2)	0		0	(18)	3,155
of which interest rate derivatives	317	22	(6)	0	0	138	(112)	8		(140)	0		0	0		0	(1)	226
of which foreign exchange derivatives	100	19	(1)	0	0	53	(16)	0		2	0		0	0		0	0	157
of which equity/index-related derivatives	1,301	149	(261)	0	0	438	(424)	(36)		126	0		0	0		0	(11)	1,282
of which credit derivatives	898	218	(209)	0	0	346	(335)	29		(34)	0		0	0		0	0	913
Short-term borrowings	845	295	(246)	0	0	2,397	(1,361)	(2)		(118)	0		(4)	0		12	6	1,824
Long-term debt	12,501	2,415	(2,551)	0	0	3,121	(2,810)	(17)		(682)	0		0	0		53	(4)	12,026
of which structured notes over two years	12,259	1,982	(2,352)	0	0	2,216	(2,402)	(4)		(710)	0		0	0		52	(7)	11,034
Other liabilities	1,478	109	(28)	40	(121)	1	(394)	(8)		(27)	0		170	0		0	(6)	1,214
of which failed sales	223	91	(26)	35	(109)	0	0	0		(9)	0		0	0		0	0	205
Total liabilities at fair value	18,551	3,265	(3,345)	225	(271)	6,675	(5,637)	(28)		(880)	0		164	0		44	(37)	18,726
Net assets/(liabilities) at fair value	(1,909)	(1,148)	1,693	33,745	(34,029)	(4,396)	2,403	36		569	0		(169)	0		(44)	(210)	(3,459)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (28) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
9M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0		0	0		0	0		0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0		0	0		0	0		0	(7)	0
Securities received as collateral	70	3	(1)	37	(86)	0	0	0		0	0		0	0		0	(4)	19
Debt	3,977	421	(721)	1,684	(2,752)	0	0	(6)		(95)	5		2	0		0	(391)	2,124
of which corporates	1,674	177	(513)	1,491	(1,644)	0	0	(5)		(26)	5		0	0		0	(103)	1,056
of which RMBS	605	234	(196)	77	(227)	0	0	3		(75)	0		0	0		0	(28)	393
of which CMBS	65	5	(16)	1	(13)	0	0	(3)		(2)	0		0	0		0	(4)	33
of which CDO	1,165	25	(128)	141	(995)	0	0	0		(11)	0		1	0		0	(41)	157
Equity	240	33	(29)	131	(149)	0	0	0		(5)	0		0	0		0	(12)	209
Derivatives	4,305	314	(693)	0	0	734	(1,102)	102		19	0		0	0		0	(206)	3,473
of which interest rate products	748	54	(33)	0	0	109	(119)	6		70	0		0	0		0	(29)	806
of which equity/index-related products	914	100	(63)	0	0	298	(404)	10		79	0		0	0		0	(45)	889
of which credit derivatives	688	158	(199)	0	0	57	(210)	24		(8)	0		0	0		0	(36)	474
Other	4,243	96	(227)	11,060	(12,153)	0	(247)	4		316	0		0	0		0	(17)	3,075
Trading assets	12,765	864	(1,670)	12,875	(15,054)	734	(1,349)	100		235	5		2	0		0	(626)	8,881
Investment securities	72	0	(17)	89	(86)	0	(80)	(1)		81	0		0	0		0	(4)	54
Equity	318	0	(22)	124	(143)	0	0	0		(19)	0		29	0		0	(12)	275
Life finance instruments	1,588	0	0	140	(320)	0	0	0		33	0		0	0		0	(83)	1,358
Other investments	1,906	0	(22)	264	(463)	0	0	0		14	0		29	0		0	(95)	1,633
Loans	6,585	941	(597)	66	(565)	805	(2,052)	(14)		105	0		0	0		0	(311)	4,963
of which commercial and industrial loans	3,816	299	(325)	62	(385)	312	(1,246)	(2)		42	0		0	0		0	(173)	2,400
of which financial institutions	1,829	349	(9)	3	(176)	407	(672)	0		(9)	0		0	0		0	(91)	1,631
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0		0	0		1	0		0	(8)	153
Other assets	1,679	154	(83)	497	(843)	1,022	(297)	0		(150)	0		(6)	0		0	(74)	1,899
of which loans held-for-sale	1,316	79	(68)	429	(708)	1,021	(297)	0		(18)	0		(5)	0		0	(58)	1,691
Total assets at fair value	23,390	2,002	(2,390)	13,851	(17,139)	2,587	(3,971)	85		285	5		26	0		0	(1,129)	17,602
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	0	0		(29)	0		0	0		25	(3)	438
Obligation to return securities received as collateral	70	3	(1)	37	(86)	0	0	0		0	0		0	0		0	(4)	19
Trading liabilities	3,737	343	(872)	92	(102)	763	(1,235)	101		159	0		(2)	0		0	(192)	2,792
of which interest rate derivatives	538	52	(35)	0	0	45	(242)	4		(9)	0		0	0		0	(25)	328
of which foreign exchange derivatives	150	11	(1)	0	0	7	(10)	0		(68)	0		0	0		0	(7)	82
of which equity/index-related derivatives	1,181	30	(129)	0	0	396	(528)	20		185	0		0	0		0	(63)	1,092
of which credit derivatives	851	205	(297)	0	0	129	(222)	17		49	0		0	0		0	(46)	686
Short-term borrowings	516	90	(103)	0	0	484	(368)	(2)		28	4		4	0		(27)	(27)	599
Long-term debt	13,415	1,010	(2,361)	0	0	3,550	(3,179)	52		1,061	0		0	12		138	(781)	12,917
of which structured notes over two years	12,434	842	(2,261)	0	0	2,997	(2,055)	51		1,055	0		0	12		137	(736)	12,476
Other liabilities	1,684	108	(56)	121	(199)	8	(397)	(16)		(5)	0		246	0		0	(79)	1,415
of which failed sales	219	46	(28)	108	(147)	0	0	(1)		47	0		0	0		0	(11)	233
Total liabilities at fair value	19,832	1,554	(3,393)	250	(387)	4,840	(5,179)	135		1,214	4		248	12		136	(1,086)	18,180
Net assets/(liabilities) at fair value	3,558	448	1,003	13,601	(16,752)	(2,253)	1,208	(50)		(929)	1		(222)	(12)		(136)	(43)	(578)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	9M18				9M17
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	605	(169)	436	[1]	(979)	(221)	(1,200)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(345)	(12)	(357)		(1,194)	107	(1,087)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 9M18 were CHF 2,117 million, primarily from trading assets and loans. The transfers were primarily in the financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 9M18 were CHF 1,652 million, primarily in trading assets and loans. The transfers were primarily in equity derivatives, financing and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q18 were CHF 680 million, primarily from trading assets and loans. The transfers were primarily in fixed income, financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 3Q18 were CHF 746 million, primarily in trading assets and loans. The transfers were primarily equity derivative and financing and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation, contingent probability and credit spreads.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and recovery rate.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, contingent probability, correlation, EBITDA multiple, funding rate, funding spread, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of capitalization rate, credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable input price or gap risk would increase the fair value. An increase in the significant unobservable input basis spread, buyback probability, correlation, credit spread, prepayment rate or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	44	–	–	–	–	–
Debt	1,815
of which corporates	822
of which	255	Market comparable	Price, in %	0	109	73
of which	555	Option model	Correlation, in %	(60)	100	65
			Volatiliy, in %	3	98	25
of which RMBS	367	Discounted cash flow	Default rate, in %	0	12	4
			Discount rate, in %	0	29	10
			Loss severity, in %	0	100	43
			Prepayment rate, in %	2	27	10
of which CMBS	26	Discounted cash flow	Capitalization rate, in %	12	12	12
			Discount rate, in %	6	12	9
			Prepayment rate, in %	0	27	13
of which CDO	275	Discounted cash flow	Credit spread, in bp	471	640	563
			Default rate, in %	0	2	2
			Discount rate, in %	3	15	7
			Loss severity, in %	30	100	34
			Prepayment rate, in %	0	20	19
Equity	138
of which	109	Market comparable	EBITDA multiple	4	9	7
			Price, in %	100	100	100
of which	14	Vendor price	Price, in actuals	0	432	0
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,079
of which interest rate products	625	Option model	Correlation, in %		2	100	71
			Prepayment rate, in %		1	17	7
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	246	Discounted cash flow	Contingent probability, in %		95	95	95
of which	229	Option model	Correlation, in %		(29)	70	24
			Prepayment rate, in %		21	25	23
			Volatility, in %		65	90	87
of which equity/index-related products	885	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	100	74
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		0	98	30
of which credit derivatives	679	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		1	2,161	391
			Default rate, in %		1	25	5
			Discount rate, in %		1	31	15
			Loss severity, in %		16	100	55
			Prepayment rate, in %		0	11	6
			Recovery rate, in %		0	45	13
Other	3,275
of which	901	Discounted cash flow	Market implied life expectancy, in years		3	16	7
of which	2,265	Market comparable	Price, in %		0	114	31
Trading assets	8,307
Investment securities	34	–	–		–	–	–
Private equity	19	–	–		–	–	–
Other equity investments	190	–	–		–	–	–
Life finance instruments	1,142	Discounted cash flow	Market implied life expectancy, in years		2	17	6
Other investments	1,351
Loans	4,168
of which commercial and industrial loans	1,679
of which	1,288	Discounted cash flow	Credit spread, in bp		126	1,880	509
of which	363	Market comparable	Price, in %		0	100	70
of which financial institutions	1,727
of which	1,462	Discounted cash flow	Credit spread, in bp		17	854	466
Other intangible assets (mortgage servicing rights)	156	–	–		–	–	–
Other assets	1,207
of which loans held-for-sale	951
of which	416	Discounted cash flow	Credit spread, in bp		107	1,880	353
			Recovery rate, in %		42	87	67
of which	268	Market comparable	Price, in %		0	117	89
Total level 3 assets at fair value	15,267
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 3Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	463	–	–		–	–	–
Obligation to return securities received as collateral	44	–	–		–	–	–
Trading liabilities	3,155
of which interest rate derivatives	226
of which	164	Option model	Basis spread, in bp		(25)	187	59
			Correlation, in %		4	100	44
			Prepayment rate, in %		1	25	7
of which foreign exchange derivatives	157
of which	42	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		481	784	720
of which	45	Market comparable	Price, in %		100	100	100
of which	55	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	25	23
of which equity/index-related derivatives	1,282
of which	1,258	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	100	68
			Volatility, in %		0	98	26
of which credit derivatives	913
of which	608	Discounted cash flow	Correlation, in %		38	82	49
			Credit spread, in bp		1	2,161	218
			Default rate, in %		1	25	5
			Discount rate, in %		1	31	15
			Loss severity, in %		16	100	55
			Prepayment rate, in %		0	11	6
			Recovery rate, in %		0	80	23
of which	258	Market comparable	Price, in %		80	101	90
Short-term borrowings	1,824
of which	225	Discounted cash flow	Credit spread, in bp		(35)	271	34
			Recovery rate, in %		5	49	36
of which	1,531	Option model	Correlation, in %		(40)	100	70
			Volatility, in %		3	98	28
Long-term debt	12,026
of which structured notes over two years	11,034
of which	1,513	Discounted cash flow	Credit spread, in bp		4	895	119
of which	8,812	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	100	60
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(110)	(1)	(7)
			Volatility, in %		0	98	22
Other liabilities	1,214
of which failed sales	205
of which	49	Discounted cash flow	Credit spread, in bp		848	848	848
of which	94	Market comparable	Price, in %		0	105	53
Total level 3 liabilities at fair value	18,726
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,478
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,551
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation) and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	3Q18							4Q17
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	12		0		12	0		0		0		0	0
Equity funds	74		864	[1]	938	53		61		992	[2]	1,053	0
Equity funds sold short	(4)		0		(4)	0		0		(9)		(9)	0
Total funds held in trading assets and liabilities	82		864		946	53		61		983		1,044	0
Debt funds	64		76		140	0		164		75		239	0
Equity funds	13		32		45	0		2		53		55	0
Others	3		68		71	0		2		95		97	9
Hedge funds	80		176	[3]	256	0		168		223	[4]	391	9
Debt funds	1		0		1	0		1		0		1	0
Equity funds	129		0		129	46		141		0		141	64
Real estate funds	209		0		209	39		178		0		178	44
Others	28		4		32	24		31		0		31	15
Private equities	367		4		371	109		351		0		351	123
Equity method investments	58		527		585	24		71		1,051		1,122	5
Total funds held in other investments	505		707		1,212	133		590		1,274		1,864	137
Total fair value	587	[5]	1,571	[6]	2,158	186	[7]	651	[5]	2,257	[6]	2,908	137	[7]
1
56% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 12% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period primarily of less than 30 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
48% of the redeemable fair value amount of hedge funds is redeemable on demand with a notice period primarily of less than 30 days, 39% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 13% is redeemable on a monthly basis with a notice period primarily of more than 60 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 119 million and CHF 229 million attributable to noncontrolling interests as of the end of 3Q18 and 4Q17, respectively.
6 Includes CHF 103 million and CHF 167 million attributable to noncontrolling interests as of the end of 3Q18 and 4Q17, respectively.
7 Includes CHF 23 million and CHF 53 million attributable to noncontrolling interests as of the end of 3Q18 and 4Q17, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	3Q18	4Q17
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	0.1
of which level 2	0.0	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	3Q18			4Q17
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	647	3,465	(2,818)	708	3,375	(2,667)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,979	79,821	158	77,498	76,643	855
Loans	14,417	14,819	(402)	15,307	15,372	(65)
Other assets [1]	6,334	8,848	(2,514)	8,468	10,910	(2,442)
Due to banks and customer deposits	(813)	(737)	(76)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,561)	(9,564)	3	(15,262)	(15,180)	(82)
Short-term borrowings	(11,255)	(11,550)	295	(11,019)	(11,104)	85
Long-term debt	(64,164)	(67,225)	3,061	(63,628)	(63,759)	131
Other liabilities	(536)	(1,618)	1,082	(661)	(1,716)	1,055
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	9M18		9M17
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	6	[1]	9	[1]
of which related to credit risk	(3)		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,736	[1]	1,571	[1,4]
Other investments	244	[2]	143	[2]
of which related to credit risk	(1)		(1)
Loans	516	[1]	1,062	[1]
of which related to credit risk	(256)		15
Other assets	606	[1]	379	[1]
of which related to credit risk	71		51
Due to banks and customer deposits	(14)	[2]	(24)	[2]
of which related to credit risk	(10)		13
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(619)	[1]	(177)	[1,4]
Short-term borrowings	2,042	[2]	(275)	[2]
of which related to credit risk	(3)		(17)
Long-term debt	1,438	[2]	(4,823)	[2]
of which related to credit risk	3		1
Other liabilities	173	[3]	179	[3]
of which related to credit risk	51		94
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and the cumulative amount that is attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q18	Cumulative	3Q17		3Q18	3Q17
Financial instruments (CHF million)
Deposits	(5)	(41)	(3)		0	0
Short-term borrowings [2]	3	(55)	(17)		1	0
Long-term debt [2]	(923)	(2,259)	(351)		16	(6)
of which treasury debt over two years	(237)	(417)	(54)		0	0
of which structured notes over two years [2]	(637)	(1,813)	(298)		16	(6)
Total	(925)	(2,355)	(371)		17	(6)
1 Amounts are reflected gross of tax.
2 Prior period has been corrected.
Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,031	0	36,997	34	37,031
Loans	266,437	0	266,933	5,906	272,839
Other financial assets [1]	110,088	94,865	14,605	781	110,251
Financial liabilities
Due to banks and deposits	362,963	198,886	164,133	0	363,019
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	8,881	0	8,881	0	8,881
Short-term borrowings	6,233	0	6,233	0	6,233
Long-term debt	99,922	0	100,160	547	100,707
Other financial liabilities [2]	16,298	0	16,250	145	16,395
4Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	260,093	0	264,290	3,212	267,502
Other financial assets [3]	170,870	109,645	60,469	1,109	171,223
Financial liabilities
Due to banks and deposits	372,867	201,575	171,281	0	372,856
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	14,871	0	14,870	0	14,870
Long-term debt	109,403	0	112,488	235	112,723
Other financial liabilities [3]	61,316	0	61,131	172	61,303
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3 4Q17 balances included brokerage receivables and payables, which, effective January 1, 2018, are no longer included due to the adoption of ASU 2016-01.

31 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q18	4Q17
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	116,461	130,038
of which encumbered	64,539	73,189
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q18	4Q17
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	446,794	433,190
of which sold or repledged	215,110	212,155
32 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.5 billion.
In 3Q18, the Group recorded net litigation provisions of CHF 64 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
In the action brought in the Circuit Court of Montgomery County, Alabama by the Federal Deposit Insurance Corporation, as receiver for Colonial Bank, the court postponed the commencement of trial from October 2018 to April 2019.
In the action brought by Royal Park Investments SA/NV in the Supreme Court for the State of New York, New York County (SCNY), in which claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliate relate to approximately USD 360 million of RMBS at issue, on October 9, 2018, the SCNY, Appellate Division, First Department affirmed the trial court’s April 12, 2017 order dismissing with prejudice all claims against CSS LLC and its affiliate.
Monoline insurer disputes
On September 13, 2018, the SCNY, Appellate Division, First Department issued its decision on the parties’ cross- appeals from the trial court’s summary judgment order in the action filed by MBIA Insurance Corp. (MBIA) against CSS LLC and certain of its affiliates. The First Department, among other things, affirmed the dismissal of MBIA's fraud claim with prejudice. The First Department also ruled in favor of the Credit Suisse entities on their cross-appeal, reversing the trial court’s interpretation of certain representations and warranties and ruling that they should be decided at trial. Following its decision, the First Department remanded the action to the trial court for further proceedings.
Rates-related matters
Civil litigation
ISDAFIX litigation
On June 1, 2018, in the consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars, the US District Court for the Southern District of New York (SDNY) approved plaintiffs’ settlement agreement with Credit Suisse AG, New York Branch, and several other financial institutions. The settlement provides for dismissal of the case with prejudice and a settlement payment of USD 50 million by Credit Suisse.
SSA bonds litigation
On August 24, 2018, in the consolidated class action litigation relating to supranational, sub-sovereign and agency (SSA) bonds, the SDNY granted defendants’ motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend.
Mexican government bonds litigation
On September 17, 2018, in the consolidated class action litigation alleging a conspiracy among Credit Suisse AG and affiliates and other dealer banks to manipulate the Mexican government bond market, defendants filed motions to dismiss the consolidated amended complaint.

SIBOR/SOR litigation
On October 4, 2018, in the civil putative class action litigation alleging manipulation of Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) to benefit defendants’ trading positions, the SDNY granted in part and denied in part defendants’ motion to dismiss plaintiffs’ second amended complaint. On October 25, 2018, plaintiffs filed a third amended complaint.
Foreign exchange litigation
On October 25, 2018, Credit Suisse Group AG and certain affiliates served an opposition to plaintiffs’ motion for class certification in the consolidated class action relating to the alleged manipulation of foreign exchange rates.
On October 25, 2018, in the putative class action alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments, the SDNY granted in substantial part plaintiffs’ motion for leave to file a proposed second consolidated class action complaint.
Enron-related litigation
On September 28, 2018, in the Enron-related action brought by Silvercreek Management Inc. against CSS LLC and certain of its affiliates, Deutsche Bank Securities Inc., Deutsche Bank AG, and Merrill Lynch & Co., Inc, the SDNY granted in part and denied in part the defendants' motions for summary judgment, dismissing certain additional claims. A trial date has been scheduled for April 15, 2019.
OTC trading cases
On August 9, 2018, in the consolidated multi-district litigation relating to interest rate swaps, plaintiff trueEX LLC filed an amended complaint against Credit Suisse Group AG and affiliates, along with other financial institutions. On August 28, 2018, defendants filed a joint motion to dismiss the amended complaint.
On September 27, 2018, in the civil putative class action litigation alleging that defendants conspired to keep stock loan trading fixed in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, the SDNY denied defendants’ motions to dismiss.
Customer account matters
On August 31, 2018, a civil liability lawsuit brought against Credit Suisse AG and an affiliate in connection with claims that a former relationship manager in Switzerland had exceeded his investment authority was stayed by an Assistant Registrar of the High Court of Singapore. The plaintiffs have appealed. In the civil liability lawsuit against Credit Suisse AG and an affiliate in New Zealand, plaintiffs have appealed the dismissal decision of July 17, 2018 by the High Court of New Zealand.
XIV ETN litigation
On August 20, 2018, plaintiffs in the SDNY litigation brought by a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs) filed a consolidated amended complaint against Credit Suisse Group AG and affiliates and certain executives. In the individual civil action in US federal court in Alabama asserting similar claims, on August 10, 2018, defendants filed a motion to transfer the action to the SDNY and, on September 26, 2018, filed a motion to dismiss the complaint.
33 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,074	3,487		4,561	258		(261)	4,558
Interest expense	(1,058)	(2,052)		(3,110)	(271)		242	(3,139)
Net interest income	16	1,435		1,451	(13)		(19)	1,419
Commissions and fees	910	1,874		2,784	6		31	2,821
Trading revenues	136	227		363	6		14	383
Other revenues	670	(387)		283	440	[2]	(458)	265
Net revenues	1,732	3,149		4,881	439		(432)	4,888
Provision for credit losses	(3)	68		65	0		0	65
Compensation and benefits	685	1,519		2,204	20		170	2,394
General and administrative expenses	508	1,105		1,613	(4)		(308)	1,301
Commission expenses	51	235		286	0		0	286
Restructuring expenses	93	67		160	0		11	171
Total other operating expenses	652	1,407		2,059	(4)		(297)	1,758
Total operating expenses	1,337	2,926		4,263	16		(127)	4,152
Income/(loss) before taxes	398	155		553	423		(305)	671
Income tax expense/(benefit)	84	176		260	(1)		2	261
Net income/(loss)	314	(21)		293	424		(307)	410
Net income/(loss) attributable to noncontrolling interests	0	(12)		(12)	0		(2)	(14)
Net income/(loss) attributable to shareholders	314	(9)		305	424		(305)	424
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	314	(21)		293	424	(307)	410
Gains/(losses) on cash flow hedges	0	4		4	(1)	0	3
Foreign currency translation	(241)	(267)		(508)	(2)	(3)	(513)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	1	(4)
Actuarial gains/(losses)	0	5		5	0	53	58
Net prior service credit/(cost)	0	0		0	0	(25)	(25)
Gains/(losses) on liabilities related to credit risk	(23)	(740)		(763)	(36)	(26)	(825)
Other comprehensive income/(loss), net of tax	(264)	(1,003)		(1,267)	(39)	0	(1,306)
Comprehensive income/(loss)	50	(1,024)		(974)	385	(307)	(896)
Comprehensive income/(loss) attributable to noncontrolling interests	(2)	(22)		(24)	0	8	(16)
Comprehensive income/(loss) attributable to shareholders	52	(1,002)		(950)	385	(315)	(880)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,391	2,884		4,275	144		(146)	4,273
Interest expense	(1,197)	(1,422)		(2,619)	(157)		125	(2,651)
Net interest income	194	1,462		1,656	(13)		(21)	1,622
Commissions and fees	828	1,895		2,723	7		32	2,762
Trading revenues	(42)	360		318	(12)		14	320
Other revenues	215	62		277	262	[2]	(271)	268
Net revenues	1,195	3,779		4,974	244		(246)	4,972
Provision for credit losses	0	32		32	0		0	32
Compensation and benefits	715	1,551		2,266	19		214	2,499
General and administrative expenses	553	1,431		1,984	(23)		(379)	1,582
Commission expenses	59	288		347	0		0	347
Restructuring expenses	44	53		97	0		15	112
Total other operating expenses	656	1,772		2,428	(23)		(364)	2,041
Total operating expenses	1,371	3,323		4,694	(4)		(150)	4,540
Income/(loss) before taxes	(176)	424		248	248		(96)	400
Income tax expense/(benefit)	(74)	206		132	4		17	153
Net income/(loss)	(102)	218		116	244		(113)	247
Net income/(loss) attributable to noncontrolling interests	2	3		5	0		(2)	3
Net income/(loss) attributable to shareholders	(104)	215		111	244		(111)	244
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(102)	218		116	244	(113)	247
Gains/(losses) on cash flow hedges	0	(7)		(7)	2	0	(5)
Foreign currency translation	163	186		349	1	3	353
Actuarial gains/(losses)	(5)	9		4	0	64	68
Net prior service credit/(cost)	0	0		0	0	(27)	(27)
Gains/(losses) on liabilities related to credit risk	(7)	(322)		(329)	(15)	(8)	(352)
Other comprehensive income/(loss), net of tax	151	(134)		17	(12)	32	37
Comprehensive income/(loss)	49	84		133	232	(81)	284
Comprehensive income/(loss) attributable to noncontrolling interests	3	9		12	0	(8)	4
Comprehensive income/(loss) attributable to shareholders	46	75		121	232	(73)	280
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,070	11,037		14,107	642		(650)	14,099
Interest expense	(3,128)	(6,285)		(9,413)	(681)		592	(9,502)
Net interest income	(58)	4,752		4,694	(39)		(58)	4,597
Commissions and fees	2,737	6,173		8,910	20		96	9,026
Trading revenues	597	814		1,411	15		63	1,489
Other revenues	1,396	(334)		1,062	1,815	[2]	(1,870)	1,007
Net revenues	4,672	11,405		16,077	1,811		(1,769)	16,119
Provision for credit losses	(2)	188		186	0		0	186
Compensation and benefits	2,129	4,776		6,905	52		522	7,479
General and administrative expenses	1,389	3,782		5,171	(6)		(936)	4,229
Commission expenses	175	783		958	0		0	958
Restructuring expenses	242	175		417	0		73	490
Total other operating expenses	1,806	4,740		6,546	(6)		(863)	5,677
Total operating expenses	3,935	9,516		13,451	46		(341)	13,156
Income/(loss) before taxes	739	1,701		2,440	1,765		(1,428)	2,777
Income tax expense	147	742		889	0		132	1,021
Net income/(loss)	592	959		1,551	1,765		(1,560)	1,756
Net income/(loss) attributable to noncontrolling interests	4	(7)		(3)	0		(6)	(9)
Net income/(loss) attributable to shareholders	588	966		1,554	1,765		(1,554)	1,765
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	592	959		1,551	1,765	(1,560)	1,756
Gains/(losses) on cash flow hedges	0	(39)		(39)	(1)	0	(40)
Foreign currency translation	(5)	(441)		(446)	(1)	(3)	(450)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	0	(18)
Actuarial gains/(losses)	6	14		20	0	191	211
Net prior service credit/(cost)	0	0		0	0	(85)	(85)
Gains/(losses) on liabilities related to credit risk	0	228		228	41	58	327
Other comprehensive income/(loss), net of tax	1	(256)		(255)	39	161	(55)
Comprehensive income/(loss)	593	703		1,296	1,804	(1,399)	1,701
Comprehensive income/(loss) attributable to noncontrolling interests	3	(11)		(8)	0	(7)	(15)
Comprehensive income/(loss) attributable to shareholders	590	714		1,304	1,804	(1,392)	1,716
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,002	8,918		12,920	409		(412)	12,917
Interest expense	(3,269)	(4,555)		(7,824)	(448)		347	(7,925)
Net interest income	733	4,363		5,096	(39)		(65)	4,992
Commissions and fees	2,729	5,868		8,597	21		95	8,713
Trading revenues	60	1,032		1,092	(16)		55	1,131
Other revenues	658	271		929	1,179	[2]	(1,233)	875
Net revenues	4,180	11,534		15,714	1,145		(1,148)	15,711
Provision for credit losses	4	163		167	0		0	167
Compensation and benefits	2,302	5,252		7,554	54		191	7,799
General and administrative expenses	1,447	3,829		5,276	(57)		(509)	4,710
Commission expenses	188	877		1,065	0		0	1,065
Restructuring expenses	110	142		252	0		66	318
Total other operating expenses	1,745	4,848		6,593	(57)		(443)	6,093
Total operating expenses	4,047	10,100		14,147	(3)		(252)	13,892
Income/(loss) before taxes	129	1,271		1,400	1,148		(896)	1,652
Income tax expense/(benefit)	35	483		518	5		(16)	507
Net income/(loss)	94	788		882	1,143		(880)	1,145
Net income/(loss) attributable to noncontrolling interests	(7)	10		3	0		(1)	2
Net income/(loss) attributable to shareholders	101	778		879	1,143		(879)	1,143
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	94	788		882	1,143	(880)	1,145
Gains/(losses) on cash flow hedges	0	(5)		(5)	6	0	1
Foreign currency translation	(911)	(316)		(1,227)	0	(21)	(1,248)
Unrealized gains/(losses) on securities	0	(7)		(7)	0	0	(7)
Actuarial gains/(losses)	3	26		29	0	224	253
Net prior service credit/(cost)	0	0		0	0	(94)	(94)
Gains/(losses) on liabilities related to credit risk	(29)	(1,225)		(1,254)	(165)	(76)	(1,495)
Other comprehensive income/(loss), net of tax	(937)	(1,527)		(2,464)	(159)	33	(2,590)
Comprehensive income/(loss)	(843)	(739)		(1,582)	984	(847)	(1,445)
Comprehensive income/(loss) attributable to noncontrolling interests	4	(45)		(41)	0	34	(7)
Comprehensive income/(loss) attributable to shareholders	(847)	(694)		(1,541)	984	(881)	(1,438)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,372	90,961		94,333	352	260	94,945
Interest-bearing deposits with banks	22	1,145		1,167	493	(424)	1,236
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	43,120	73,890		117,010	0	0	117,010
Securities received as collateral	5,176	41,834		47,010	0	0	47,010
Trading assets	26,042	101,458		127,500	0	(318)	127,182
Investment securities	1,031	1,804		2,835	23,389	(23,387)	2,837
Other investments	842	4,102		4,944	46,911	(46,844)	5,011
Net loans	11,625	278,085		289,710	0	(5,199)	284,511
Premises and equipment	1,041	3,482		4,523	0	302	4,825
Goodwill	722	3,308		4,030	0	706	4,736
Other intangible assets	193	21		214	0	0	214
Brokerage receivables	20,655	27,627		48,282	0	0	48,282
Other assets	10,268	19,105		29,373	500	872	30,745
Total assets	124,109	646,822		770,931	71,645	(74,032)	768,544
Liabilities and equity (CHF million)
Due to banks	60	16,665		16,725	1,359	(1,359)	16,725
Customer deposits	1	351,137		351,138	0	(1,320)	349,818
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,650	11,792		18,442	0	0	18,442
Obligation to return securities received as collateral	5,176	41,834		47,010	0	0	47,010
Trading liabilities	9,687	33,640		43,327	0	1	43,328
Short-term borrowings	10,070	7,907		17,977	0	(489)	17,488
Long-term debt	49,624	113,645		163,269	27,061	(26,243)	164,087
Brokerage payables	18,082	21,822		39,904	0	0	39,904
Other liabilities	9,156	19,606		28,762	491	(445)	28,808
Total liabilities	108,506	618,048		726,554	28,911	(29,855)	725,610
Total shareholders' equity	15,527	28,055		43,582	42,734	(43,582)	42,734
Noncontrolling interests	76	719		795	0	(595)	200
Total equity	15,603	28,774		44,377	42,734	(44,177)	42,934

Total liabilities and equity	124,109	646,822		770,931	71,645	(74,032)	768,544
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,058	106,452		109,510	516	(211)	109,815
Interest-bearing deposits with banks	32	689		721	493	(488)	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,212	57,134		115,346	0	0	115,346
Securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading assets	24,602	132,172		156,774	0	(440)	156,334
Investment securities	245	1,944		2,189	15,612	(15,610)	2,191
Other investments	902	4,991		5,893	45,517	(45,446)	5,964
Net loans	12,456	270,781		283,237	0	(4,088)	279,149
Premises and equipment	1,001	3,444		4,445	0	241	4,686
Goodwill	722	3,314		4,036	0	706	4,742
Other intangible assets	195	28		223	0	0	223
Brokerage receivables	19,717	27,251		46,968	0	0	46,968
Other assets	11,217	19,739		30,956	389	726	32,071
Total assets	137,781	660,591		798,372	62,527	(64,610)	796,289
Liabilities and equity (CHF million)
Due to banks	270	15,141		15,411	755	(753)	15,413
Customer deposits	1	362,302		362,303	0	(1,141)	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,352	11,144		26,496	0	0	26,496
Obligation to return securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading liabilities	6,549	32,583		39,132	0	(13)	39,119
Short-term borrowings	12,224	14,154		26,378	0	(489)	25,889
Long-term debt	50,396	121,646		172,042	19,357	(18,367)	173,032
Brokerage payables	21,585	21,718		43,303	0	0	43,303
Other liabilities	10,454	21,229		31,683	513	(584)	31,612
Total liabilities	122,253	632,569		754,822	20,625	(21,347)	754,100
Total shareholders' equity	15,409	27,261		42,670	41,902	(42,670)	41,902
Noncontrolling interests	119	761		880	0	(593)	287
Total equity	15,528	28,022		43,550	41,902	(43,263)	42,189

Total liabilities and equity	137,781	660,591		798,372	62,527	(64,610)	796,289
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIBOR	Singapore Interbank Offered Rate
SNB	Swiss National Bank
SOR	Singapore Swap Offer Rate
SPE	Special purpose entity
SPIA	Single premium immediate annuity
SSA	Supranational, sub-sovereign and agency bonds
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individual
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	9M18	2017		2016		2015
Share price (common shares, CHF)
Average	16.10	15.11		13.71		23.85
Minimum	14.42	13.04		9.92		18.22
Maximum	18.61	17.84		21.31		27.89
End of period	14.75	17.40		14.61		21.69
Share price (American Depositary Shares, USD)
Average	16.54	15.35		13.88		25.43
Minimum	14.73	13.37		10.21		20.48
Maximum	19.98	18.02		21.36		29.69
End of period	14.94	17.85		14.31		21.69
Market capitalization
Market capitalization (CHF million)	37,701	44,475		30,533		42,456
Market capitalization (USD million)	38,187	45,625		29,906		42,456
Dividend per share (CHF)
Dividend per share	–	0.25	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of October 31, 2018	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Negative
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Positive
Fitch Ratings	F1	A	Positive

Financial calendar and contacts
Financial calendar
Investor day 2018	Wednesday, December 12, 2018
Fourth quarter results 2018	Thursday, February 14, 2019
First quarter results 2019	Wednesday, April 24, 2019
Annual General Meeting	Friday, April 26, 2019

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news
Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	3Q18	2Q18	4Q17	3Q17	3Q18	2Q18	3Q17	9M18	9M17
1 USD / CHF	0.98	0.99	0.98	0.97	0.98	0.98	0.96	0.97	0.98
1 EUR / CHF	1.13	1.16	1.17	1.14	1.14	1.17	1.13	1.16	1.09
1 GBP / CHF	1.27	1.31	1.32	1.30	1.28	1.33	1.26	1.31	1.26
100 JPY / CHF	0.86	0.90	0.87	0.86	0.88	0.90	0.87	0.89	0.88

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

Credit Suisse Annual Reporting Suite

Our 2017 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520144 English / 229006E